UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 28, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the

30 June 2025 Pillar 3 Report

of UBS Group and significant

regulated subsidiaries and
sub-groups, which appears immediately following this page.

Pillar 3 Report

30 June 2025

UBS Group and significant regulated subsidiaries

and sub-groups

Terms used in this report, unless the context requires

otherwise
“UBS”, “UBS Group”, “UBS Group

AG consolidated”, “Group”, “the

Group”, “we”, “us” and

“our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”
UBS AG and its consolidated subsidiaries
“Credit Suisse Group“ and “Credit Suisse” Pre-acquisition Credit Suisse Group
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“Credit Suisse International standalone” Credit Suisse International on a standalone basis
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.

Table of contents
UBS Group

Section 1
Introduction and basis for preparation
6
Section 2
Key metrics
8
Section 3
Overview of risk-weighted assets
14
Section 4
Credit risk
25
Section 5
Counterparty credit risk
30
Section 6
Credit valuation adjustment
31
Section 7
Securitizations
35
Section 8
Market risk
36
Section 9
Going and gone concern requirements
and eligible capital
42
Section 10
Total

loss-absorbing capacity
44
Section 11
Leverage ratio
46
Section 12
Liquidity and funding
50
Section 13
Requirements for global systemically
important banks and related indicators
Significant regulated subsidiaries and sub-groups
51
Section 1
Introduction
52
Section 2
UBS AG consolidated
56
Section 3
UBS AG standalone
60
Section 4
UBS Switzerland AG standalone
64
Section 5
UBS Europe SE consolidated
65
Section 6
UBS Americas Holding LLC consolidated
67
Section 7
Credit Suisse International standalone
Appendix
69
Abbreviations frequently used in our financial reports
71
Cautionary statement
Contacts
Switchboards
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manages relationships with
institutional investors, research
analysts and credit rating agencies.
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manages relationships with global
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Secretary
The Group Company Secretary
handles inquiries directed to the
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of the Board of Directors.
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Group Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235-6652
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UBS’s Shareholder Services team,

a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235-6652
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For global registered share-related
inquiries in the US.
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Shareholder online inquiries:
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investor-inquiries
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Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2025. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

30 June 2025 Pillar 3 Report |
UBS Group | Introduction and basis for

preparation

2
UBS Group
Introduction and basis for preparation
Scope of Basel III Pillar 3 disclosures
The

Basel

Committee

on

Banking

Supervision

(the

BCBS)

final

Basel III

capital

adequacy

framework

consists

of

three
complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market
and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the
need

for

a

qualitative

approach

to supervising

banks. Pillar

3 requires

banks to

publish a

range

of

disclosures,

mainly
covering risk, capital, leverage, liquidity and remuneration.
This

report

provides

Pillar 3

disclosures

for

the

UBS

Group

and

prudential

key

figures

and

regulatory

information

for
UBS AG consolidated and standalone,

UBS Switzerland AG standalone,

UBS Europe SE consolidated,

and UBS Americas
Holding LLC consolidated,

as well as Credit

Suisse International standalone

in the respective

sections under “Significant
regulated subsidiaries and sub-groups”.
This

Pillar 3

report

has

been

prepared

in

accordance

with

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA)
Ordinance on the Disclosure Obligations of Banks

and Securities Firms (the DisO-FINMA),

the corresponding explanatory
notes, and the underlying BCBS

Basel framework disclosure requirements.

The revised Capital Adequacy

Ordinance (the
CAO) that

incorporates

the

final Basel

III standards

into

Swiss law,

and the

five

new

FINMA ordinances

(including

the
DisO-FINMA) that contain

the implementing

provisions for

the revised CAO,

entered into force

on 1 January

2025. The
DisO-FINMA

replaces

FINMA

Circular

2016/1

“Disclosure

–

banks”

and

incorporates

in

particular

new

and

revised
disclosure tables on risks and capital requirements.
As UBS

is a

systemically relevant

bank (an

SRB) under

Swiss banking

law,

UBS Group

AG and

UBS AG are

required

to
comply with regulations based on the final Basel

III framework as applicable to Swiss SRBs on a consolidated

basis.

Local

regulators

may

also

require

the

publication

of

Pillar 3

information

at

a

subsidiary

or

sub-group

level.

Where
applicable, these local disclosures

are provided under

“Holding company and significant

regulated subsidiaries and sub-
groups” at
ubs.com/investors
.
Changes to Pillar 3 disclosure requirements
The

DisO-FINMA

includes

new

and

revised

semi-annual

tables

as

a

result

of

the

implementation

of

the

final

Basel III
standards in

Switzerland. Certain

semi-annual tables

required under

FINMA Circular

2016/1 “Disclosure

– banks” have
been discontinued,

as they are no longer required

under the DisO-FINMA.
›
Refer to “Changes to Pillar 3 disclosure requirements” in the

“Introduction and basis for preparation” section of the 31

March
2025 Pillar 3 Report, available under “Pillar 3 disclosures”

at
ubs.com/investors , for more information about new and revised quarterly tables as a result of the implementation

of the final Basel III standards in Switzerland
New semi-annual tables
The following new tables have been introduced on a

semi-annual basis.
–
CMS2: Comparison of modelled and standardized RWA for

credit risk at asset class level
– CVA2: The full basic approach for CVA (BA-CVA)
– CVA3: The standardized approach for CVA (SA-CVA)
– ENC: Asset encumbrance
The new

“CVA1: The

reduced

basic approach

for

CVA (BA-CVA)”

semi-annual

table

is not

applicable

to UBS,

as UBS
applies

the

full

basic

credit

valuation

adjustment

(CVA)

approach.

Furthermore,

UBS

does

not

apply

the

simplified
standardized approach for

market risk, therefore

the new

“MR3: Market risk

under the simplified

standardized approach”
semi-annual table is not applicable to UBS.

30 June 2025 Pillar 3 Report |
UBS Group | Introduction and basis for

preparation

3
Revised semi-annual tables
The DisO-FINMA

includes an

amended definition

of asset

classes, affecting

the following

semi-annual tables.

For these
revised tables UBS does not disclose comparative

information.
–
CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects
– CR5: Standardized approach – exposures by asset classes and risk weights
–
CR5:

Exposure

amounts

and

CCFs

applied

to

off-balance

sheet

exposures,

categorised

based

on

risk

bucket

of
converted exposures

–
CR6: IRB

– Credit

risk exposures

by portfolio

and PD

range. This

table has

also been

amended to

include the

newly
introduced exposures segments which are subject to the

foundation internal ratings-based (F-IRB) approach.
–
CCR4:

IRB

–

CCR

exposures

by

portfolio

and

PD

scale.

This

table

has

also

been

amended

to

include

the

newly
introduced exposures segments which are subject to the

F-IRB approach.
›
Refer to “Amended FINMA-defined asset classes”

in this section for more information about the amended definition of asset
classes as a result of the implementation of the final

Basel III standards in Switzerland
In addition, the DisO-FINMA includes the following revised

semi-annual table.
– MR1: Market risk under standardized approach
Amended FINMA-defined asset classes
The DisO-FINMA includes an amended definition of asset

classes.
Asset classes under the standardized approach
– Central governments, central banks and supranational organizations
– Public sector entities
– Multilateral development banks
– Banks
– Covered bonds
– Corporates
–
Subordinated debt, equity exposures and other capital

instruments
– Retail
– Exposures secured by real estate
– Defaulted exposures
– Other assets
Asset classes under the advanced internal ratings-based

approach
–
Central governments and central banks and other supranational organizations
– Corporates: specialized lending
– Corporates: other lending
– Retail: exposures secured by real estate
– Retail: qualifying revolving retail exposures (QRRE)
– Retail: other retail
Asset classes under the foundation internal ratings-based

approach
–
Banks

–
Public sector entities (PSEs),

multilateral development banks
– Large corporates
Discontinued semi-annual tables
The following semi-annual tables have been discontinued, as they are no longer required under

the DisO-FINMA.
–
CR10: IRB (equities under the simple

risk-weight method). The simple risk-weight

approach is no longer applicable to
UBS. UBS applies the standardized approach for equity exposures.
–
CCR2:

Credit

valuation

adjustment

(CVA)

capital

charge.

This

disclosure

was

replaced

by

the

aforementioned

CVA
disclosures.
–
MR3: IMA values for trading portfolios. With the implementation of the Fundamental Review of the Trading Book (the
FRTB) framework, this disclosure has been discontinued.

–
MR4: Comparison of

VaR estimates with

gains /

losses. With

the implementation of

the FRTB framework,

this disclosure
has been discontinued.
Significant regulatory developments, disclosure requirements and other changes
Developments in Switzerland aimed at strengthening financial stability
In June 2025,

the Swiss Federal

Council published regulatory

proposals that aim

to further

strengthen banking

stability
in

Switzerland

(the

Financial

Stability

Proposals).

Proposed

measures

to

be

submitted

to

the

Swiss

Parliament

for
enactment would

exclude from

common equity

tier 1 (CET1)

capital investments

in foreign

subsidiaries of

systemically
important banks (SIBs), include additional requirements for the recovery and resolution of SIBs, add measures to increase the potential for

obtaining liquidity via the

Swiss National Bank

(the SNB), introduce a

Senior Managers Regime

for banks,
and provide additional powers for FINMA. Proposed

measures at the ordinance level would exclude capitalized

software
and

deferred

tax

assets

(DTAs)

on

temporary

differences

from

CET1

capital,

add

stricter

requirements

for

prudential
valuation adjustments (PVAs) of

assets and

liabilities, permit the

mandatory suspension of

interest payments for

additional
tier 1 capital instruments in the event of a cumulative loss over four quarters, and introduce measures that aim to enable

30 June 2025 Pillar 3 Report |
UBS Group | Introduction and basis for

preparation

4
FINMA and other authorities to better assess the situation

of banks in a liquidity crisis.
The Swiss Federal Council plans to start a public consultation in the fall of

2025 on the legislative amendments to capital
requirements related to foreign subsidiaries and has indicated it expects to submit its proposal to the Swiss Parliament in the first

half of

2026. Entry

into force

of these

amendments is expected

in 2028, at

the earliest,

and is expected

to be
phased in

over a

period of

at least

six to

eight years.

For the

remaining legislative

amendments, a

consultation draft

is
expected in the first half of 2026, with the Swiss Federal Council’s submission to the Parliament in the first half of 2027.
The entry into force of these amendments is expected

in 2028 or 2029.
The

measures

at

the

ordinance

level,

including

the

capital

treatment

of

capitalized

software

and

DTAs

on

temporary
differences, are in public consultation until September 2025, with the ordinances expected to enter into force in January
2027, at the

earliest. In addition,

a consultation

on amendments to

the Liquidity Ordinance

is expected to

begin in the
first half

of 2026.

The amendments to

be proposed are

expected to set

minimum requirements for

maintaining borrowing
capacity for emergency liquidity assistance.
Based on

financial information

published for

the first

quarter of

2025 and

given UBS AG’s

target CET1

capital ratio

of
between 12.5%

and 13%,

UBS AG would

be required

to hold additional

estimated CET1

capital of

around USD 24bn
on a

pro-forma

basis

if the

recommendations

were

to

be implemented

as

proposed.

This

includes

around

USD 23bn
related to

the full deduction

of UBS AG’s investments

in foreign subsidiaries.

These pro-forma

figures reflect

previously
announced expected capital repatriations of around

USD 5bn.
The

incremental

CET1

capital

of

around

USD 24bn

required

at

UBS AG

would

result

in

a

CET1

capital

ratio

at

the
UBS Group AG (consolidated) level of

around 19%. At

Group level, the

proposed measures related to DTAs on

temporary
differences,

capitalized software

and PVAs

would eliminate

capital recognition

for these

items in

a manner

misaligned
with international standards. This would reduce the CET1 capital ratio for the Group to around 17%, underrepresenting
UBS’s capital strength.
The additional capital of USD

24bn would be in addition

to the previously communicated

incremental capital of around
USD 18bn that UBS

will have to

hold as a

result of

the acquisition

of the Credit

Suisse Group

in order

to meet existing
regulations. This

includes around

USD 9bn to

remove

the regulatory

concessions

granted to

Credit Suisse

and around
USD 9bn to meet the

current progressive requirements due to the increased leverage ratio denominator (LRD)

and higher
market

share

of

the

combined

business.

The

progressive

requirements

for

LRD

and

market

share

are

subject

to
confirmation.
On this basis, UBS would be required to hold around USD 42bn in additional CET1 capital in total.
Recent developments related to the implementation of the

final Basel III standards
In June 2025,

the European Commission proposed to

delay the implementation of

the FRTB by

another year, to 1 January
2027. We expect that the overall impact on

UBS will be limited.
In July 2025,

the UK

Prudential Regulatory

Authority published

for consultation

proposals to

delay the

implementation
of the FRTB internal models approach from 1 January 2027 to 1 January 2028. The FRTB regulation for standardized and advanced standardized approaches will continue to

apply from 1 January 2027. With UBS’s entities

not being subject to
the corresponding UK regulation, we expect that the

overall impact on UBS will be limited.

In Switzerland, the

FRTB became effective

on 1 January 2025,

together with all

other requirements

of the final

Basel III
regulation.
Other developments
Simplification of Pillar 3 disclosures
Starting

with

the

30 June

2025

Pillar 3

Report,

we

have

replaced

the

“SEC2:

Securitization

exposures

in

the

trading
book” semi-annual

table with

a qualitative

statement,

based on

immateriality,

as allowed

by the

DisO-FINMA

general
principles of disclosure.
›
Refer to “Securitization exposures in the banking and

trading books” in the “Securitizations” section of

this report for more
information

30 June 2025 Pillar 3 Report |
UBS Group | Introduction and basis for

preparation

5
Capital returns and targets
On 1 July 2025, we launched a new program to repurchase up to USD 2bn of shares. As previously announced, we plan to complete

the

repurchase

of up

to USD

2bn of

shares

in the

second

half of

2025.

We

will communicate

our

2026
capital returns

ambitions with

our fourth-quarter

and full-year

financial results

for 2025.

Our share

repurchases will

be
subject to maintaining our CET1 capital ratio target of around 14% and achieving our financial targets. The program we launched in April

2024 was

closed in May

2025 after

completing the USD

2bn of share

repurchases as

planned. In the
first half of 2025, we repurchased a total

of USD 1bn of shares.
›
Refer to the “Share information and earnings per

share” section of the UBS Group second quarter 2025

report, available under
“Quarterly reporting” at ubs.com/investors , for more information
We maintain

our target of

achieving an

underlying return

on CET1

capital of

around 15%

and an

underlying cost / income
ratio of

less than

70% by

the end

of 2026

(both on

an exit

rate basis).

We will

provide an

update on

our longer-term
returns targets

when there

is more clarity

on the timing

of potential changes

and when the

likely final

outcome of the
Financial Stability Proposals becomes more visible.
Frequency and comparability of Pillar 3 disclosures

The

DisO-FINMA

specifies

the

reporting

frequency

for

each

disclosure.

In

line

with

these

FINMA-specified

disclosure
requirements,

including

with

regard

to

comparative

periods,

we

provide

quantitative

comparative

information

as

of
31 March 2025 for disclosures

required on a quarterly

basis and as of

31 December 2024, prepared

in accordance with
FINMA Circular 2016/1 “Disclosure – banks”, for disclosures required on a semi-annual basis. Where specifically required by FINMA and / or the BCBS, we disclose comparative information for additional reporting dates.
Where required, movement commentary

is aligned with the corresponding

disclosure frequency required by FINMA

and
always

refers

to

the

latest

comparative

period.

Throughout

this

report,

signposts

are

displayed

at

the

beginning

of

a
section, table

or chart

–
Semi-annual | Quarterly |

– indicating

whether the

disclosure is

provided semi-annually

or quarterly.

A
triangle symbol –
 

– indicates the end of the signpost.
›
Refer to the 31 March 2025 Pillar 3 Report, available

under “Pillar 3 disclosures” at
ubs.com/investors , for more information about
previously published quarterly movement commentary

›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for more information
about previously published semi-annual movement commentary

30 June 2025 Pillar 3 Report |
UBS Group | Key metrics

Key metrics
Key metrics for the second quarter of 2025
Quarterly |
The KM1 and

KM2 tables below

are based on

the Swiss

Financial Market Supervisory

Authority (FINMA) Ordinance
on the

Disclosure Obligations

of Banks

and Securities

Firms (DisO-FINMA)

rules. The

KM2 table

includes a

reference to
the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (the FSB). The FSB provides this term sheet at fsb.org/2015/11/total-loss-absorbing-capacity

-tlac-principles-and-term-sheet.
Our capital ratio

was stable,

reflecting an increase

in our tier 1

capital,

offset by an

increase in risk-weighted

assets (RWA).
Our

leverage

ratio

decreased,

reflecting

an

increase

in

the

leverage

ratio

denominator

(the

LRD),

partly

offset

by

the
increase in our tier 1 capital.
Our common equity

tier 1 (CET1)

capital increased by USD 3.6bn

to USD 72.7bn, mainly driven

by operating profit

before
tax

of

USD 2.2bn,

foreign

currency

translation

gains

of

USD 2.3bn

and

an

increase

in

eligible

deferred

tax

assets

on
temporary

differences

of

USD 0.4bn,

partly

offset

by

dividend

accruals

of

USD 0.8bn

and

current

tax

expenses

of
USD 0.4bn.

Share repurchases

of USD 0.5bn made

under our 2024

share repurchase program

in the second

quarter of
2025 did not affect our CET1

capital position, as there was an

equal reduction in the capital reserve

for expected future
share repurchases. The 2024 share repurchase program was

completed on 23 May 2025.
Our tier 1 capital increased by USD 3.9bn to USD 91.7bn,

reflecting the aforementioned increase in CET1 capital and an increase in additional

tier 1 (AT1) capital

of USD 0.3bn,

reflecting positive impacts

from interest rate

risk hedge, foreign
currency translation and other effects.
The TLAC available as of 30 June 2025 included CET1

capital, AT1 capital and non-regulatory capital elements of

TLAC.

Our available TLAC increased by USD 4.0bn to USD 191.2bn, driven by the aforementioned increase in tier 1 capital

and
an increase in non-regulatory capital elements of TLAC of USD 0.1bn.

The increase in non-regulatory capital elements of
TLAC was

mainly due to

new issuances of

TLAC-eligible senior unsecured

debt instruments totaling

USD 3.5bn equivalent
and

positive

impacts

from

interest

rate

risk

hedge,

foreign

currency

translation

and

other

effects.

These

effects

were
largely

offset

by

USD 3.9bn

TLAC-eligible

senior

unsecured

debt

instruments

ceasing

to

be

eligible

as

non-regulatory
capital elements of

TLAC, as they

entered the final

year before maturity

and the call

of USD 3.3bn equivalent

of TLAC-
eligible senior unsecured debt instruments.

During

the

second

quarter

of

2025,

RWA

increased

by

USD 21.2bn

to

USD 504.5bn,

mainly

driven

by

increases

of
USD 18.6bn from credit risk RWA and USD 1.8bn from counterparty credit risk RWA.

The remaining variance was spread
across other risk types.
The LRD increased

by USD 96.5bn to

USD 1,658.1bn, mainly

due to currency

effects of USD 88.1bn

and asset size

and
other movements of USD 8.4bn.
The quarterly

average liquidity

coverage ratio

(the LCR)

of the

UBS Group

increased 1.3 percentage

points to

182.3%,
remaining above the prudential requirement communicated by FINMA.

The movement in the quarterly average LCR was
primarily driven by an increase in high-quality liquid assets of USD 40.0bn to USD 358.8bn, mainly reflecting higher cash available

due

to

a

decrease

in

funding

for

trading

assets

and

higher

customer

deposits,

partly

offset

by

lower

cash
available

due

to

higher

lending

assets.

The

average

net

cash

outflows

increased

by

USD 20.7bn

to

USD 196.8bn,
reflecting higher outflows from

deposits, lower net

inflows from securities financing

transactions and higher

net outflows
from derivatives.
As

of

30 June

2025,

the

net

stable

funding

ratio

of

the

UBS

Group

decreased

1.8 percentage

points

to

122.4%,
remaining above the

prudential requirement communicated by

FINMA. Available stable funding

increased by USD 43.0bn
to

USD 904.7bn,

mainly

driven

by

increases

in

both

customer

deposits

and

debt

issued

measured

at

amortized

cost,
largely driven by currency effects,

as well as higher regulatory capital.

Required stable funding increased by

USD 45.1bn
to USD 738.9bn,

primarily reflecting an increase in lending assets, which was also largely due to currency effects.

30 June 2025 Pillar 3 Report |
UBS Group | Key metrics

KM1: Key metrics
USD m, except where indicated
30.6.25 31.3.25 31.12.24 30.9.24 30.6.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1) 72,709 69,152 71,367 74,213 76,104
2 Tier 1 91,721 87,837 87,739 91,024 91,804
3 Total capital 91,721 87,837 87,739 91,025 91,804
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA) 504,500 483,276 498,538 519,363 511,376
4a Total risk-weighted assets (pre-floor) 504,500 483,276
4b Minimum capital requirement
1
40,360 38,662 39,883 41,549 40,910
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%) 14.41 14.31 14.32 14.29 14.88
5b Common equity tier 1 ratio (%) (pre-floor) 14.41 14.31
6 Tier 1 ratio (%) 18.18 18.18 17.60 17.53 17.95
6b Tier 1 ratio (%) (pre-floor) 18.18 18.18
7 Total capital ratio (%) 18.18 18.18 17.60 17.53 17.95
7b Total capital ratio (%) (pre-floor) 18.18 18.18
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%) 2.50 2.50 2.50 2.50 2.50
9 Countercyclical buffer requirement (%) 0.13 0.13 0.16 0.17 0.16
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)
0.33 0.31 0.37 0.38 0.33
10 Bank G-SIB and / or D-SIB additional requirements (%) 1.50 1.50 1.00 1.00 1.00
11 Total of bank CET1 specific buffer requirements (%)
2
4.13 4.13 3.66 3.67 3.66
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
9.91 9.81 9.60 9.53 9.95
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure 1,658,089 1,561,583 1,519,477 1,608,341 1,564,201
14
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves)
4
5.53 5.62 5.77 5.66 5.87
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) 5.53 5.62
14c
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves) incorporating mean values for SFT assets
4
5.54 5.60
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets 5.54 5.60
14e Minimum capital requirements
5 49,743 46,848
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

358,759 318,735 331,481 360,628 378,235
16 Total net cash outflow 196,846 176,190 176,008 181,051 178,452
16a of which: cash outflows 385,105 362,013 347,761 342,952 342,383
16b of which: cash inflows 188,259 185,823 171,753 161,901 163,931
17 LCR (%)
182.31 180.96 188.37 199.25 211.99
Net stable funding ratio (NSFR)
18 Total available stable funding 904,703 861,717 856,804 904,295 882,282
19 Total required stable funding 738,891 693,777 682,508 712,773 689,025
20 NSFR (%) 122.44 124.21 125.54 126.87 128.05
1 Calculated as 8% of total RWA,

based on total capital minimum requirements,

excluding CET1 buffer requirements.

2 Excludes non-BCBS capital buffer

requirements for risk-weighted positions that are

directly
or indirectly backed by residential

properties in Switzerland.

3 Represents the CET1 ratio

that is available to meet

buffer requirements. Calculated as the

CET1 ratio minus the BCBS CET1

capital requirement and,
where applicable, minus the BCBS tier

2 capital requirement met with CET1 capital.

4 There is currently no

temporary exemption of central

bank reserves for UBS.

5 The higher of capital

requirements based on
8% RWA or 3% LRD.

6 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets

and cash inflows. Calculated based on

an average of 61 data
points in the second quarter of 2025 and 62 data points in the first quarter of 2025. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

KM2: Key metrics – TLAC requirements (at resolution group level)
1
USD m, except where indicated
30.6.25 31.3.25 31.12.24 30.9.24 30.6.24
1 Total loss-absorbing capacity (TLAC) available

191,171

187,168

185,395

194,907

197,690
2 Total RWA at the level of the resolution group

504,500

483,276

498,538

519,363

511,376
3 TLAC as a percentage of RWA (%)

37.89

38.73

37.19

37.53

38.66
4 Leverage ratio exposure measure at the level of the resolution group

1,658,089

1,561,583

1,519,477

1,608,341

1,564,201
5 TLAC as a percentage of leverage ratio exposure measure (%)

11.53

11.99

12.20

12.12

12.64
6a
Does the subordination exemption in the antepenultimate

paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6b Does the subordination exemption in the penultimate paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6c If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external
TLAC if no cap was applied (%)
N/A – Refer to our response to 6b.
1 Resolution group level is defined as the UBS Group AG consolidated level.


30 June 2025 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

8
Overview of risk-weighted assets
Overview of RWA and capital requirements
Quarterly |
The OV1

table below

provides an

overview of

our risk-weighted

assets (RWA)

and the

related minimum

capital
requirements by

risk type.

The table

presented is

based on

the respective

Swiss Financial

Market Supervisory

Authority
(FINMA) template and empty rows indicate current non-applicability to UBS.
During

the

second

quarter

of

2025,

RWA

increased

by

USD 21.2bn

to

USD 504.5bn,

mainly

driven

by

increases

of
USD 18.6bn from credit risk RWA and USD

1.8bn from counterparty credit risk (CCR)

RWA. The remaining variance was
spread across other risk types.
Credit

risk

RWA

increased

by

USD 18.6bn,

mainly

driven

by

increases

of

USD 15.7bn

related

to

currency

effects

and
USD 2.9bn

related

to

asset

size

and

other

movements.

The

movement

in

RWA

attributable

to

model

updates

and
methodology changes

was broadly

neutral.

Asset size

and other

movements increased

by USD 2.9bn,

mainly driven

by
increases in loans to corporate clients and mortgage loans in Personal & Corporate Banking, higher RWA from loans and loan commitments in Global

Wealth Management,

and higher RWA on

high-quality liquid assets,

partly offset by lower
RWA in Non-core

and Legacy, as a

result of our actions

to actively unwind

exposures, in addition

to the natural

roll-off,
and decreases in loans and loan commitments in the Investment

Bank.

CCR RWA increased

by USD 1.8bn, mainly

driven by increases

of USD 1.3bn related

to currency effects

and USD 0.4bn
related

to

model

and

methodology

changes.

Asset

size

and

other

movements

broadly

remained

unchanged.

Model
updates and methodology changes resulted

in an increase of USD 0.4bn,

primarily related to the decommissioning of

the
Credit Suisse probability of default (PD) model for banks.

RWA from

amounts below

thresholds for

deduction increased

by USD 1.4bn,

primarily due

to currency

effects and

an
increase in deferred tax assets arising from temporary

differences.
›
Refer to the “Introduction and basis for preparation” section of this report for more information about the regulatory standards applied
›
Refer to the “Capital management”

section of the UBS Group second quarter 2025 report, available under

“
Quarterly reporting”
at ubs.com/investors
, for more information about capital management and RWA, including details regarding movements in RWA
during the second quarter of 2025

30 June 2025 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

9
OV1: Overview of RWA
Section or table
reference
Minimum
capital
requirements
1
USD m, except where indicated 30.6.25 31.3.25 31.12.24 30.6.25
1 Credit risk (excluding counterparty credit risk)

258,111

239,547

235,955
CMS1, CMS2, 4

20,649
2 of which: standardized approach (SA)

61,170

57,511

51,817

CMS2, CR4

4,894
2a of which: non-counterparty-related risk
2

16,553

15,712

15,667

1,324
3 of which: foundation internal ratings-based (F-IRB) approach
3

38,599

38,171
CR6

3,088
4 of which: supervisory slotting approach

1,638

1,632

1,745
CR10

131
5 of which: advanced internal ratings-based (A-IRB) approach

156,704

142,233

182,393
CR6

12,536
5a
of which: adjustments related to the Swiss sectoral real estate floor for exposures secured by real
estate in Switzerland
3, 4
6 Counterparty credit risk 5

31,903

30,135

37,182
CMS1, CCR1,
CCR4, CCR8, 5

2,552
7 of which: SA for counterparty credit risk (SA-CCR)

7,708

7,155

8,315

617
8 of which: internal model method (IMM)

13,197

12,684

16,397
CCR7

1,056
8a of which: value-at-risk (VaR)

6,544

6,358

8,107
CCR7

524
9 of which: other CCR

4,454

3,937

4,364

356
10 Credit valuation adjustment (CVA)

9,904

9,322

8,735
CMS1, 6

792
10a of which: full basic approach (BA-CVA)
3

5,566

5,066
CVA2

445
10b of which: standardized approach (SA-CVA)
3

4,338

4,256
CVA3

347
11
Equity positions under the simple risk weight approach during the 5-year transitional period
6

5,544
12 Equity investments in funds – look-through approach

2,023

2,046

2,400

162
13 Equity investments in funds – mandate-based approach

1,070

1,121

789

86
14 Equity investments in funds – fallback approach

610

456

452

49
15 Settlement risk

243

343

184

19
16 Securitization exposures in banking book

6,529

6,739

7,433
CMS1, 7

522
17 of which: securitization internal ratings-based approach (SEC-IRBA)

3,022

3,550

3,547

7

242
18
of which: securitization external ratings-based approach (SEC-ERBA),

including internal assessment
approach (IAA)

801

971

977

7

64
19 of which: securitization standardized approach (SEC-SA)

2,706

2,219

2,909

7

216
20 Market risk

30,469

31,352

27,189
CMS1, 8

2,438
21 of which: standardized approach (SA)

30,469

31,352

337

MR1

2,438
22 of which: internal models approach (IMA)

26,852
23 Capital charge for switch between trading book and banking book
24 Operational risk

136,394

136,394

145,426
CMS1

10,912
25 Amounts below thresholds for deduction (250% risk weight)
7

27,243

25,820

27,249

2,179
25a

of which: deferred tax assets

18,436

17,553

18,066

1,475
26 Output floor applied (%)
3,8

60

60
27 Floor adjustment (before application of transitional cap)
3,9
28 Floor adjustment (after application of transitional cap)
10
29 Total

504,500

483,276

498,538

40,360
1 Calculated based on 8%

of RWA.

2 Non-counterparty-related risk includes

property, equipment, software

and other items.

3 Disclosure is based on

the final Basel III standards

implemented with effect as of
1 January 2025.

4 The Swiss sectoral

real estate floor is not applicable

at the level of UBS Group

AG consolidated.

5 Excludes settlement risk, which

is separately reported in line

15 “Settlement risk”. Includes
RWA with central counterparties. The

split between the sub-components of counterparty credit

risk refers to the calculation of the exposure measure.

6 The simple risk-weight approach is no

longer applicable at
UBS, and equity positions

in the banking book

are included in row 2.

The 5-year transitional

period is effective as

of 1 January 2025

but is not applicable

to UBS.

7 Includes items subject to

threshold deduction
treatment that do not exceed their respective threshold and are risk weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial
institutions (banking, insurance and financial entities)

and deferred tax assets arising from temporary

differences.

8 The overall output floor of

72.5% is subject to a phase-in until

1 January 2028. As of 1 January
2025, the applicable overall output floor at the level of UBS Group AG consolidated is 60%. In 2026 and 2027, the output floor will increase by 5% per year, to 65% and 70%, respectively.

9 FINMA has not opted
to implement a transitional cap that would limit the increase in

RWA to 25% of a bank’s RWA

before the application of the output floor.

10 Of our Basel finalized RWA under the standardized

approach, 60% are
below our actual Basel III finalized RWA. Therefore, the overall output floor is not binding, and our RWA before and after the effects of the overall output floor are equal.


Comparison of modeled and standardized RWA at risk level
Quarterly |

The CMS1 table compares RWA determined

using models approved by FINMA

with RWA determined under

the
full

standardized

approach.

The

table

also

provides

the

full

standardized

approach

for

RWA

that

are

the

base

of

the
phased-in overall output floor. The

purpose of the overall output

floor is to ensure

that banks’ capital requirements based
on modeled

approaches where

permitted do

not fall

below a

certain percentage

of capital

requirements based

on the
full standardized approach, thereby reducing excessive variability of RWA and enhancing the comparability of risk-based
capital ratios across banks. The

impact of the output

floor, if applicable, will be

disclosed in the “OV1: Overview

of RWA”
table in rows 27 and 28. The applicable threshold pursuant to the reporting date is disclosed in row 26 of the OV1 table,
and in column e in the CMS1 table below. The output

floor, which is set at 60% during 2025, will incrementally increase to a level of 72.5% by 2028. As of 30 June

2025, the floor is not binding at the level

of UBS Group, i.e. the total of our
actual

RWA

shown

in

column

c

in

the

CMS1

table

below

is greater

than

60%

of

the

RWA

calculated

under

the

full
standardized approach shown

in column

e, and

therefore no

adjustment is

required. UBS is

undertaking mitigating actions
with respect to RWA under the standardized approach to minimize a future floor adjustment required as the level of the
output floor increases.

›
Refer to “Overview of RWA and capital requirements” in this section for information about the OV1 table

The table

below provides

a summary

of the

key conceptual

differences between

the internal

model approach

and the
standardized approach.

30 June 2025 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

10
Key differences between the internal model approach and the standardized approach
Internal model approach Standardized approach Key impact
Risk weighting Reliance on internal ratings where each
counterparty / transaction receives a rating.
Reliance on external credit assessment institutions
where allowed in the regulatory framework.

Modelled approach produces RWA that is more risk
sensitive.
Granular risk-sensitive risk weights differentiation
via individual PD and loss given default (LGD) for
mortgages.
Less granular risk weights based on loan-to-value
(LTV)

bands for mortgages.
The Group’s residential mortgage portfolio is
focused on the Swiss market, and the Group has
robust review processes in place concerning
borrowers’ ability to repay. This results in the
Group’s residential mortgage portfolio having a low
average LTV and results in an average risk weight
of around 20% under the advanced IRB (A-IRB)
approach.
Modeled LGD captures transaction quality
features incl. collateralization. Under the
foundation internal ratings-based (F-IRB)
approach, the LGD values are calculated based
on the rules set by regulatory authorities. This is
applicable for banks and large corporates.
No differentiation for transaction features (except
where claim is subordinated).
Impact relevant across all asset classes.
Credit risk mitigation

Credit risk mitigation recognized via risk-sensitive
LGD or exposure at default (EAD).

Limited recognition of credit risk mitigation. Standardized approach RWA is higher than modeled RWA for most transaction types.

Wider variety of eligible collateral. Restricted list of eligible collateral. Limited recognition of collateral results in higher
RWA for Lombard lending and securities financing
transactions (SFTs).
Repo value-at-risk (VaR)

allows use of VaR
models to estimate exposure and collateral for
SFTs. Approach permits full diversification and
netting across all collateral types.
Conservative and crude regulatory haircuts with
limited risk sensitivity.
The effects

of guarantees and credit derivatives
are considered through either adjusting PD
and / or LGD estimates. UBS applies the F-IRB
approach for guarantee recognition.
In case of eligible guarantees and credit derivatives,
substitution is applied and the risk weight
applicable to the protection provider can be

assigned to the protected portion of the underlying
exposure.
CCF A credit conversion factor (CCF) is applied to
model expected future drawdowns over the
12-month period, irrespective of the actual
maturity of a particular transaction. The CCF
includes downturn adjustments and is the result
of analysis of internal data and expert opinion.
Credit exposure equivalents are determined by
applying CCF to off-balance sheet items. The CCFs
vary based on product type, maturity and the
underlying contractual agreements.
Modeled CCFs can be more tailored and
differentiated.
EAD for derivatives Internal model method (IMM) facilitates the use of a Monte Carlo simulation to estimate
exposure.
SA-CCR is calculated as the replacement costs plus
regulatory add-ons that take into account potential
future market moves at predetermined fixed rates.
For large,

diversified derivatives portfolios,
standardized EAD is higher than modeled EAD.
Application of multiplier on IMM exposure
estimate.
Differentiates add-ons by five exposure types and
three maturity buckets only.
Variability in holding period applied to
collateralized transactions, reflecting liquidity
risks.
Limited netting can be recognized.
EAD for SFTs

The repo VaR approach is a model based on a
Monte Carlo simulation and historical calibration
to estimate exposure, computed as quantile
exposure.
The comprehensive approach considers the adjusted
exposure after applicable supervisory haircuts on
both the exposure and the collateral received to
take account of possible future fluctuations in the
value of either the exposure or the collateral.
For large, diversified SFT portfolios, standardized
EAD is higher than modeled EAD.
Maturity in risk weight Regulatory RWA function considers maturity: the longer the maturity, the higher the risk weight.
No differentiation for maturity of transactions,
except for interbank exposures.
Model approach produces lower RWA for high-
quality, short-term transactions.
Credit valuation
adjustment
Not applicable under the final Basel III standards. UBS calculates the credit valuation adjustment
(CVA) risk capital requirement using both the
standardized approach (SA-CVA) and the basic
approach (BA-CVA) in line with the final Basel III
standards. The SA-CVA uses sensitivities to market
risk factors (e.g. interest rates and credit spreads)
and uses those sensitivities with regulatory-
prescribed risk weights and correlations to arrive at
a capital charge. The BA-CVA approach is simpler
and less risk sensitive.
Where the BA-CVA and the SA-CVA is applied
under the output floor calculation, the application
of internal ratings is not permitted.
Securitization exposures
in the banking book
The regulatory capital requirements are
calculated using a hierarchy of approaches. First,
the securitization internal ratings-based approach
(SEC-IRBA) is applied, if possible. If this approach
cannot be applied, one of the standardized
approaches is applied.

If the SEC-IRBA cannot be applied, the regulatory
capital requirements are calculated using the
following hierarchy of approaches:

the securitization
external ratings-based approach or the
securitization standardized approach (SEC-SA).
Otherwise, a 1,250% risk weight is applied as a
fallback.

30 June 2025 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

11
Key differences between the internal model approach and the standardized approach (continued)
Internal model approach Standardized approach Key impact
Market risk UBS does not apply the internal model approach
for market risk.
UBS currently applies the standardized approach of
the Fundamental Review of the Trading Book (the
FRTB)

framework, in which minimum market risk
capital requirements are computed on the basis of
three components: the sensitivities-based method
(the SBM), the default risk charge (the DRC) and
the residual risk add-on (the RRAO). The SBM
captures delta, vega and curvature risk of the
underlying trading positions, the DRC uses the
jump-to-default risk in positions subject to equity
and credit risk, and positions that may not be
adequately capitalized by the SBM and the DRC
additionally attract an RRAO charge.
Where the standardized approach is applied under
the output floor calculation, the application of
internal ratings is not permitted.
The new FRTB framework replaced the VaR-

and
stressed VaR-based Basel 2.5 market risk
framework.
Operational risk Not applicable under the final Basel III standards. The standardized approach is based on the business indicator component, derived from financial
statement metrics, as well as the internal loss
multiplier, derived from average historical
operational losses. The new framework replaced the
advanced measurement approach.
As

of

30 June

2025,

the

output

floor

is

set

at

USD 450.4bn,

representing

60%

of

RWA

calculated

using

the

full
standardized

approach

effective

for

the

full

year

2025.

This

floor

remains

USD 54.1bn

below

the

actual

RWA

of
USD 504.5bn.

The

difference

of

USD 246.2bn

between

the

RWA

calculated

using

the

full

standardized

approach

of
USD 750.7bn and actual

RWA of

USD 504.5bn is primarily

driven by USD 125.3bn

from credit

risk RWA,

USD 107.1bn
from CCR RWA, USD 6.8bn

from securitization RWA and

USD 6.4bn from CVA

RWA.

During the

second quarter

of 2025,

the difference

between RWA

calculated using

the full

standardized approach

and
actual RWA

decreased by

USD 3.5bn, from

USD 249.7bn to

USD 246.2bn. This

decrease was

primarily driven

by RWA
mitigation actions undertaken

during the quarter

and a decrease

in asset size, which

contributed to a

decrease in RWA
calculated using

the full

standardized approach. These

decreases were partly

offset by

currency effects.

UBS is

undertaking
measures to minimize the impact as the output floor gradually increases to 72.5% of standardized RWAs by 2028.

Credit risk

RWA under

the full

standardized approach

are higher

than actual

RWA. Under

the standardized

approach,
fixed

risk

weights

are

applied

to

residential

mortgage

exposures,

depending

on

the

LTV.

The

internal

model-based
approach considers

borrowers’ ability

to service

debt more

accurately, including

mortgage affordability

and calibration
based on

historic data.

The Group’s

residential mortgage

portfolio is

focused on

the Swiss

market, and

the Group

has
robust review processes

in place concerning

borrowers’ ability to

repay. This results

in the Group’s

residential mortgage
portfolio

having

a

low

average

LTV

and

results

in

an

average

risk

weight

of

around

20%

under

the

A-IRB

approach
compared

with

an average

35% risk

weight

under the

standardized

approach.

For

Lombard

lending

the

average

risk
weight using internal models is

around 10%. The risk

weight under the standardized approach is

around 100% for these
exposures, primarily due to the

differences in the treatment

of collateral. Furthermore, corporate

exposures have higher
risk weights under

the standardized approach

,

with an average

of 82%, compared

with an average

of 51% under

the
internal model approach.

CCR RWA

under the full

standardized approach are

higher than actual

RWA, primarily reflecting

higher risk weights

under
the standardized approach compared with

the IRB risk weights

mainly in the corporate asset

class, especially on managed
funds.

In

addition

to

risk

weights,

exposures

calculated

under

the

standardized

approach

are

higher,

because

the
standardized approach does not fully recognize the benefits

of netting, portfolio diversification and collateral.

CVA RWA

calculated

using

the

full standardized

approach

are

higher than

actual

RWA, as

the

application

of internal
ratings is not permitted under the standardized approach

for output floor calculations.
Securitization RWA calculated

using the full

standardized approach are

higher than actual

RWA, due to

more conservative
assumptions

and

less

granular

risk

assessments

permitted

under

the

SEC-SA

when

compared

with

the

SEC-IRBA
framework.

30 June 2025 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

12
CMS1: Comparison of modelled and standardized RWA at risk level
a b c d e
USD m
RWA for modelled
approaches that UBS has
FINMA approval to use
RWA for portfolios
where standardized
approaches are used
Total Actual RWA
(i.e. RWA which banks
report as current
requirements)
RWA calculated using
full standardized
approach
(i.e. used in the base
of the output floor)
Output floor base
(60% of RWA
calculated using full
standardized
approach)
30.6.25
1 Credit risk (excluding counterparty credit risk)

196,941

61,170

258,111

383,454

230,072
2 Counterparty credit risk

25,025

6,878

31,903

138,977

83,386
3 Credit valuation adjustment (CVA)

9,904

9,904

16,284

9,770
4 Securitization exposures in banking book

3,022

3,507

6,529

13,325

7,995
5 Market risk

30,469

30,469

30,353

18,212
6 Operational risk

136,394

136,394

136,394

81,836
7 Residual RWA
1

2,096

29,093

31,189

31,931

19,159
8 Total

227,085

277,415

504,500

750,719

450,431
2
31.3.25
1 Credit risk (excluding counterparty credit risk)

182,036

57,511

239,547

365,925

219,555
2 Counterparty credit risk

24,141

5,994

30,135

138,962

83,377
3 Credit valuation adjustment (CVA)

9,322

9,322

15,012

9,007
4 Securitization exposures in banking book

3,550

3,189

6,739

15,211

9,126
5 Market risk

31,352

31,352

31,208

18,725
6 Operational risk

136,394

136,394

136,394

81,836
7 Residual RWA
1

2,213

27,573

29,787

30,307

18,184
8 Total

211,940

271,336

483,276

733,019

439,811
2
1 Includes settlement risk, equity investments in funds and deferred tax assets arising from temporary differences.

2 Conceptually, the output floor is applied at the total RWA level, rather than at individual risk-type levels.

Comparison of modeled and standardized RWA for credit

risk at asset class level
Semi-annual |
In this Pillar 3 report,

we are introducing the “CMS2: Comparison of

modelled and standardized RWA for credit
risk at asset class level” table

for the first time, as part

of the final Basel III standards.

The CMS2 table elaborates on the
comparison between RWA

calculated under the

standardized and the

internally modeled approaches

(including the IRB
approach for credit

risk and the supervisory

slotting approach) by

focusing on RWA

for credit risk

at the asset class

and
sub-asset class levels.
As of 30 June 2025,

credit risk RWA

calculated using the full

standardized approach was

USD 383.5bn, compared with
actual RWA

of USD 258.1bn.

The difference

of USD 125.3bn

between the

RWA calculated

using the

full standardized
approach and actual RWA was primarily driven by the following asset classes:

USD 78.3bn from Retail, USD 31.8bn from
Corporates:

other lending and USD 16.2bn from Corporates

:

specialized lending.
RWA in

the Retail

asset class

calculated using

the full

standardized approach

were USD 78.3bn

higher than

the actual
such RWA. The largest component

of the difference is observed

primarily within Retail: exposures

secured by real estate
and Retail:

other retail, which includes Lombard lending. Under

the standardized approach, fixed risk weights are

applied
to

exposures

secured

by

real

estate,

depending

on

the

LTV.

The

internal

model-based

approach

considers

borrowers’
ability

to service

debt

more

accurately,

including calibration

based on

historic

data.

The

Group’s residential

mortgage
portfolio

is focused

on

the

Swiss market,

and the

Group

has robust

review

processes

in

place

concerning

borrowers’
ability

to

repay.

This

results

in

the

Group’s

residential

mortgage

portfolio

having

a

low

average

LTV

and

results

in

an
average risk weight

of around 20%

under the A-IRB

approach compared with an

average of 35% under

the standardized
approach. For Lombard lending the average risk weight using internal models is around

10%. The risk weight under the
standardized approach is

around 100% for

these exposures, primarily

due to

the differences in

the treatment of

collateral.
RWA in

the Corporates:

other lending asset

class calculated using

the full standardized

approach were USD 31.8bn

higher
than the actual

such RWA. The

difference is primarily

driven by exposures

to large corporate

clients, which have

higher
risk weights under

the standardized approach

,

with an average

of 87%, compared

with an average

of 48% under

the
internal model approach.
RWA in the Corporates:

specialized lending asset class calculated using the full standardized approach were USD 16.2bn higher than the actual such RWA. The difference is primarily driven by exposures related to income producing real estate
(IPRE) and object financing. Under the standardized approach, fixed risk weights are applied to exposures related to IPRE depending on the LTV, with an average risk

weight of 66%, compared with an

average of 43% under the internal model
approach.

Exposures

related

to

object

financing

have

higher

risk

weights

under

the

standardized

approach,

with

an
average of 100%, compared with an average of 47% under

the internal model approach.

30 June 2025 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

13
CMS2: Comparison of modelled and standardized RWA for credit risk at asset class level
a b c d e
USD m
RWA for modelled
approaches that UBS
has FINMA approval
to use
RWA for column (a) if
re-computed using the
standardized approach
Total Actual RWA
(i.e. RWA which banks
report as current
requirements)
RWA calculated using
full standardized
approach
(i.e. used in the base
of the output floor)
Output floor base
(60% of RWA
calculated using full
standardized
approach)
1
30.6.25
1
Central governments, central banks and
supranational organizations

7,077

3,823

7,077

3,823

2,294
2
of which: Central governments, central banks and
supranational organizations (F-IRB)
3
of which: Central governments, central banks and
supranational organizations (A-IRB)

7,077

3,823

7,077

3,823

2,294
4 Banks

5,669

6,285

5,669

6,285

3,771
5
Public sector entities and multilateral development
banks

1,506

3,174

1,506

3,174

1,905
6 Corporates: specialized lending

31,857

48,060

31,857

48,060

28,836
7
of which: Corporates: specialized lending under the
supervisory slotting approach

1,638

1,599

1,638

1,599

960
8 of which: Corporates: specialized lending (F-IRB)
9 of which: Corporates: specialized lending (A-IRB)

30,219

46,460

30,219

46,460

27,876
10 Corporates: other lending

58,270

90,111

58,270

90,111

54,066
11 of which: Corporates: other lending (F-IRB)

31,424

55,774

31,424

55,774

33,465
12 of which: Corporates: other lending (A-IRB)

26,846

34,336

26,846

34,336

20,602
13 Retail

92,561

170,831

92,561

170,831

102,499
14 of which: Retail: exposures secured by real estate

61,428

107,166

61,428

107,166

64,300
15
of which: Retail: qualifying revolving retail
exposures (QRRE)

1,974

2,577

1,974

2,577

1,546
16 of which: Retail: other retail

29,160

61,088

29,160

61,088

36,653
17 Equity exposures

3,852

3,852

2,311
18 Other

57,317

57,317

34,390
19 Total

196,941

322,284

258,111

383,454

230,072
1 While output floor is intended to be

applied to total RWA, the output

floor base disclosed in the CMS2

table reflects only RWA attributable to

credit risk exposures. Refer to

the “CMS1: Comparison of modelled
and standardized RWA at risk level” table in this section for information about non-credit risk exposures.


30 June 2025 Pillar 3 Report |
UBS Group | Credit risk

Credit risk
Introduction
Semi-annual

|
The

parameters

applied

under

the

internal

ratings-based

(IRB)

approach

are

generally

based

on

the

same
methodologies,

data

and

systems

we

use

for

internal

credit

risk

quantification,

except

where

certain

treatments

are
specified

by

regulatory

requirements.

These

include,

for

example,

the

application

of

regulatory

prescribed

floors

and
multipliers, and

differences with

respect to

eligibility criteria and

exposure definitions. The

exposure information presented
in

this

section

may

thus

differ

from

our

internal

management

view

disclosed

in

the

“Risk

management

and

control”
sections of

the quarterly

and annual reports.

Similarly, the

regulatory capital

prescribed measure

of credit

risk exposure
also differs from how it is defined under IFRS Accounting

Standards.

Credit quality of assets
Semi-annual |
The

CR1

table

below

provides

a

breakdown

of

defaulted

and

non-defaulted

loans,

debt

securities

and

off-
balance sheet exposures.

The table includes

a split

of expected credit

loss accounting

provisions based on

the standardized
approach and the IRB approach.
Compared

with

31 December

2024,

the

net

carrying

values

of

loans,

including

cash

and

balances

at

central

banks,
increased by

USD 78.0bn to

USD 914.1bn, mainly

reflecting currency

effects. The

net carrying

values of

debt securities
increased

by

USD 27.1bn

to

USD 115.8bn,

mainly

reflecting

purchases

of

high-quality

liquid

asset

(HQLA)

portfolio
securities and currency effects.
The

net

carrying

value

of

off-balance

sheet

exposures

increased

by

USD 6.1bn

to

USD 96.8bn,

mainly

driven

by

an
increase in loan commitments.
›
Refer to “Credit risk” in the “Risk management and

control” section of the UBS Group Annual Report 2024, available under
”Annual reporting” at ubs.com/investors
, for more information about the definitions of default

and credit impairment and to
“Credit risk exposure categories” in the “Credit risk” section of the

31 December 2024 Pillar 3 Report, available

under “Pillar 3
disclosures” at ubs.com/investors
, for more information about the classification of

loans and debt securities
CR1: Credit quality of assets
Gross carrying amounts of:

Allowances /
impairments
2
Of which: ECL accounting provisions
for credit losses on SA exposures Of which: ECL
accounting
provisions for
credit losses on
IRB exposures Net values USD m
Defaulted
exposures
1
Non-defaulted
exposures
Allocated in
regulatory
category of
Specific
3
Allocated in
regulatory
category of
General
3
30.6.25
1 Loans
4

6,463

910,064

(2,432)

(281)

(49)

(2,102)

914,095
2 Debt securities

12

115,749

(4)

0

(4)

0

115,757
3 Off-balance sheet exposures
5

346

96,771

(272)

(26)

(134)

(112)

96,845
4 Total

6,820

1,122,584

(2,708)

(307)

(187)

(2,214)

1,126,697
31.12.24
1 Loans
4

5,962

832,251

(2,095)

(104)

(40)

(1,950)

836,119
2 Debt securities

48

88,600

(4)

(4)

88,644
3 Off-balance sheet exposures
5

329

90,663

(250)

(2)

(4)

(244)

90,743
4 Total

6,339

1,011,515

(2,349)

(107)

(49)

(2,194)

1,015,505
1 Defaulted exposures include stage 3 and

defaulted purchased credit-impaired (PCI) assets

under IFRS 9. Refer to “Note

8 Expected credit loss measurement”

in the “Consolidated financial statements”

section of
the UBS Group second

quarter 2025 report,

available under “Quarterly

reporting” at ubs.com/investors,

for more information

about IFRS 9.

2 Expected credit loss

(ECL) allowances and

provisions amounted to
USD 2,966m as

of 30

June 2025,

as disclosed

in “Note

8 Expected

credit loss

measurement” in

the “Consolidated

financial statements”

section of

the UBS

Group second

quarter 2025

report, available

under
“Quarterly reporting” at ubs.com/investors. This

Pillar 3 table excludes ECL of USD 258m toward securitization exposures,

revocable off-balance sheet exposures, ECL on irrevocable committed prolongation of loans
that do not give rise

to additional credit exposures

and exposures subject to

counterparty credit risk.

3 Specific provisions include

stage 3 ECL allowances

and additional ECL allowances

on defaulted PCI

assets.
General provisions include stage 1 and 2 ECL

allowances and additional ECL allowances on

non-defaulted PCI assets.

4 Loan exposure is reported in line with the

Pillar 3 definition. Refer to “Credit risk exposure
categories” in the “Credit risk“ section of the 31 December 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more information about the classification of loans and debt securities.

5 Off-balance sheet

exposures include unutilized

credit facilities,

guarantees provided

and forward

starting loan

commitments but exclude

prolongations of

loans that do

not increase

the initially committed

loan
amount. Unutilized credit facilities exclude unconditionally revocable credit facilities, as well as uncommitted credit facilities,

even if they attract RWA.



30 June 2025 Pillar 3 Report |
UBS Group | Credit risk

Semi-annual

|

The

CR2

table

below

presents

changes

in

stock

of

defaulted

loans,

debt

securities

and

off-balance

sheet
exposures for the first

half of 2025. The

total amount of defaulted

loans and debt

securities was USD 6.8bn as

of 30 June
2025, an increase of USD 0.5bn compared with 31 December

2024.
CR2: Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
USD m
For the half year
ended 30.6.25
1
For the half year
ended 31.12.24
1
1
Defaulted loans, debt securities and off-balance sheet exposures as of the beginning of the half year

6,339

6,199
2
Loans, debt securities and off-balance sheet exposures that have defaulted since the last reporting period

1,214

1,485
3 Returned to non-defaulted status

(210)

(149)
4 Amounts written off

(136)

(166)
5 Other changes
2

(387)

(1,028)
6
Defaulted loans, debt securities and off-balance sheet exposures as of the end of the half year

6,820

6,339
1 Off-balance sheet

exposures include unutilized

credit facilities,

guarantees provided

and forward

starting loan

commitments but exclude

prolongations of

loans that do

not increase

the initially committed

loan
amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract

RWA.

2 Includes primarily partial or full repayments, as well as currency effects.

Credit risk mitigation
Semi-annual |

The CR3

table below

provides a

breakdown of

loans and

debt securities

into unsecured

and partially

or fully
secured exposures, with additional information about the

security type.

Compared

with

31 December

2024, the

carrying

amount

of

unsecured

loans,

including

cash

and

balances

at

central
banks, increased by USD 20.9bn to USD 303.8bn, mainly

reflecting currency effects.
The

carrying

amount

of

partially

or

fully

secured

loans

increased

by

USD 57.1bn

to

USD 610.3bn,

mainly

reflecting
currency effects.
The carrying amount of unsecured debt securities increased by USD 27.2bn to USD 114.8bn, mainly reflecting purchases of HQLA portfolio securities and currency effects.

CR3: Credit risk mitigation techniques – overview
1
Secured portion of exposures partially or fully secured:
USD m
Exposures fully
unsecured: carrying
amount
Exposures partially
or fully secured:
carrying amount
Total: carrying
amount
Exposures secured
by collateral
Exposures secured
by financial
guarantees
Exposures secured
by credit derivatives
30.6.25
1 Loans
2

303,807

610,288

914,095

587,778

5,214

0
1a of which: cash and balances at central
banks

235,346

0

235,346

0

0

0
2 Debt securities

114,839

918

115,757

19

0

0
3 Total

418,645

611,206

1,029,852

587,797
3

5,214

0
4 of which: defaulted
4

277

4,384

4,661

2,534

148

0
31.12.24
1 Loans
2

282,902

553,216

836,119

507,544

7,642

9
1a of which: cash and balances at central
banks

222,422

0

222,422

0

0

0
2 Debt securities

87,656

988

88,644

19

0

0
3 Total

370,559

554,204

924,763

507,563

7,642

9
4 of which: defaulted
4

440

4,063

4,503

2,699

268

0
1 Exposures in this table represent carrying amounts in

accordance with the regulatory scope of consolidation.

2 Loan exposure is reported in line with the

Pillar 3 definition. Refer to “Credit risk exposure categories”
in the “Credit risk“ section of the 31 December 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for

more information about the classification of loans and debt securities.

3 Eligible
financial collateral under the IRB approach is recognized in the LGD parameter. The

exposure secured by collateral for IRB represents the

collateral amounts received prior to any haircuts but subject to the maximum
of the exposure carrying value.

4 Includes purchased credit-impaired assets when defaulted.


30 June 2025 Pillar 3 Report |
UBS Group | Credit risk

Credit risk under the standardized approach
Introduction
The standardized

approach

is generally

applied where

using the

IRB approach

is not

feasible. Under

the standardized
approach,

we

use

where

possible

credit

ratings

from

external

credit

assessment

institutions

to

determine

the

risk
weightings applied to rated counterparties.

Credit risk exposure and credit risk mitigation effects
Semi-annual

|
The

CR4

table

below

illustrates

the

credit

risk

exposure

and

effect

of

credit

risk

mitigation

(CRM)

on

the
calculation of capital requirements under

the standardized approach.
With the

adoption of

the final

Basel III standards

on 1 January

2025, including

the Swiss

Financial Market

Supervisory
Authority

(FINMA)

Ordinance

on

the

Disclosure

Obligations

of

Banks

and

Securities

Firms

(the

DisO-FINMA),

new
standardized asset classes have been

introduced. Consequently, this semi-annually disclosed

table is limited to

the current
reporting period, with no comparative figures presented.

›
Refer to “Amended FINMA-defined asset classes”

in the “Introduction and basis for preparation” section

of this report for more
information about the amended definition

of asset classes as a result of the implementation

of the final Basel III standards in
Switzerland
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for more information
about previously published CR4 disclosures
As of 30 June 2025, the asset class with the largest exposure – after applying credit conversion factors

(CCF) and CRM –
was the

Corporates asset

class, mainly

through

loans and

loan commitments

within

Global Wealth

Management

and
Personal & Corporate

Banking, as well

as debt securities

managed by Group

Treasury.

Additionally, there are

significant
exposures in

the Central

governments, central

banks and

supranational organizations

asset class,

primarily comprising
cash

and

balances

at

central

banks.

Exposures

to

the

Banks

and

Public

sector

entities

asset

classes

largely

consist

of
holdings of

debt securities. Exposures

in Other

assets primarily include

non-counterparty-related items, including

property,
equipment, and software.
CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects
Exposures

before CCF and CRM
Exposures

post-CCF and post-CRM RWA and RWA density
USD m, except where indicated
On-balance
sheet
amount
Off-balance
sheet
amount Total
On-balance
sheet
amount
Off-balance
sheet
amount Total RWA
RWA density
in %
30.6.25
Asset classes
1 Central governments, central banks and supranational
organizations

24,910

35

24,945

24,910

2

24,912

457

1.8
2 Public sector entities

12,126

2,558

14,684

12,127

758

12,885

3,192

24.8
3 Multilateral development banks

3

3

1

1

1

99.7
4 Banks

19,085

2,817

21,901

18,804

1,009

19,813

7,085

35.8
4a of which: Swiss account-holding securities firms and other financial institutions subject to equivalent prudential
standards and supervision

396

396

396

396

238

60.1
5 Covered bonds
1

6,713

6,713

6,713

6,713

671

10.0
5a of which: Swiss covered bonds

6,713

6,713

6,713

6,713

671

10.0
6 Corporates

24,817

9,858

34,675

23,544

2,963

26,507

20,048

75.6
6a of which: Swiss non-account-holding securities firms and
other financial institutions not subject to equivalent
prudential standards and supervision

594

594

242

242

91

37.8
6b of which: specialized lending
7 Subordinated debt, equity exposures and other capital
instruments

1,463

1,463

1,410

1,410

3,852

273.2
8 Retail

4,983

3,846

8,829

4,945

413

5,358

5,551

103.6
9 Real estate

6,382

201

6,583

5,963

87

6,050

2,222

36.7
9a of which: own-used RRE

4,570

149

4,718

4,255

64

4,319

1,312

30.4
9b of which: IPRRE

1,468

37

1,505

1,366

15

1,381

635

46.0
9c of which: own-used CRE

48

49

47

47

34

71.9
9d of which: IPCRE

276

12

287

275

7

282

224

79.7
9e of which: land acquisition, development and construction

20

4

24

20

1

21

17

80.2
10 Defaulted exposures

824

11

836

822

5

827

1,021

123.5
11 Other assets

17,636

205

17,840

17,636

205

17,840

17,070

95.7
12 Total

118,939

19,533

138,471

116,873

5,442

122,315

61,170

50.0
1 Covered bond exposures reported under the preferential risk weight treatment relate exclusively to Swiss covered bonds issued under the Swiss covered bonds regulation (Pfandbriefgesetz). All other covered bonds are presented in the asset classes based on the issuer counterparty.


30 June 2025 Pillar 3 Report |
UBS Group | Credit risk

Exposures by asset classes and risk weights
Semi-annual |

The CR5

table below

shows credit

risk exposures

under the

standardized

approach

by asset

classes and

risk weights

applied.

Asset

classes and,

to some

extent,

risk
weights changed with

the adoption of

the final Basel

III standards on

1 January 2025. Consequently,

this semi-annually

disclosed table is

limited to the

current reporting

period,
with no comparative figures presented.

The credit risk exposures in the CR5

table are post-CCF and post-CRM credit

risk exposures.
›
Refer to “Amended FINMA-defined asset classes”

in the “Introduction and basis for preparation” section

of this report for more information about the amended

definition of asset classes as a
result of the implementation of the final Basel III standards in Switzerland
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors
, for more information about previously published CR5

disclosures
CR5: Standardized approach – exposures by asset classes and risk weights – excluding Real estate
USD m
Risk weight 0% 10% 15% 20% 25% 30% 35% 40% 45% 50% 65% 75% 80% 85% 100% 130% 150% 250% 400% 1,250% Other
Total
credit
exposures
amount
30.6.25
Asset class
1
Central governments and central
banks

24,041

2

605

218

45

24,912
2 Public sector entities

11,230

1,416

238

12,885
3
Multilateral development banks

1

1
4 Banks

17,043

74

386

1

19

2,290

19,813
4a of which: Swiss account-holding
securities firms and other non-bank
financial institutions subject to
equivalent prudential standards and
supervision

273

122

395
5 Covered bonds

6,713

6,713
5a of which: Swiss Covered Bonds

6,713

6,713
6 Corporates

6,895

1,912

87

138

17,366

109

26,507
6a of which: Swiss non-account-
holding securities firms and other
financial institutions not subject to
equivalent prudential standards and
supervision

188

54

242
6b of which: specialized lending
7
Subordinated debt, equity and other
capital instruments

1,235

175

1,410
8 Retail

371

4,987

5,358
10 Defaulted exposures

438

389

827
11 Other assets

853

16,980

7

17,840
12 Total

24,894

6,713

35,171

74

4,318

459

138

40,247

2,833

1,235

175

7

116,265

30 June 2025 Pillar 3 Report |
UBS Group | Credit risk

CR5: Standardized approach – exposures by asset classes and risk weights – Real estate (continued)
USD m
Risk weight 0% 20% 25% 30% 35% 40% 45% 50% 55% 60% 65% 70% 75% 85% 90% 100% 105% 110% 115% 150% Other
Total
credit
exposures
amount
30.6.25
Asset class
9 Real estate

1,604

1,080

590

1,730

37

515

115

216

49

4

36

3

46

12

12

6,050
9a of which: own-used RRE

1,603

1,080

1,538

37

12

49

4,319
9b of which: IPRRE

590

193

504

83

1

3

3

6

1,381
9c of which: own-used CRE

33

1

13

47
9d of which: IPCRE

216

20

46

282
9e of which: land acquisition,
development and construction

2

7

12

21


30 June 2025 Pillar 3 Report |
UBS Group | Credit risk

Semi-annual |

In this Pillar 3

report, we

are introducing

the “CR5: Exposure

amounts and CCFs

applied to off

-balance sheet
exposures, categorised based on risk

bucket of converted exposures”

table for the first time, as

part of the final Basel III
standards.

This

table

presents

on-

and

off-balance

sheet

exposures

distributed

across

regulatory

risk

weight

buckets,
including what average CCFs are applied to off

-balance sheet exposures.
CR5: Exposure amounts and CCFs applied to off-balance sheet exposures, categorised based on risk bucket of converted exposures
USD m, except where indicated
On-balance sheet
exposure (pre-CRM)
Off-balance sheet
exposure (pre-CCF and
pre-CRM)
Weighted average CCF
in %
Exposure (post-CCF and
post-CRM)
30.6.25
Risk weight
1 Less than 40%

71,389

4,831

43

71,856
2 40-70%

4,444

1,534

24

5,202
3 75%

406

732

16

520
4 85%

117

137

18

141
5 90-100%

38,515

11,600

29

40,284
6 105-130%

48

2

34

48
7 150%

2,551

698

17

2,846
8 250%

1,235

1,235
9 400%

229

175
10 1,250%

7

7
11 Total

118,939

19,533

31

122,315

Credit risk under the internal ratings-based approach
Introduction
The

IRB approach

includes

the

advanced

IRB (A

-IRB)

approach

and,

under

the

final

Basel III

standards

from

1 January
2025

onward,

the

foundation

IRB

(F-IRB)

approach

for

exposures

to

banks,

public

sector

entities

and

multilateral
development banks, and

large corporate clients.

Under the A-IRB

approach the required capital for

credit risk is

quantified
through empirical

models that

we have

developed to estimate

the probability

of default

(PD), loss

given default

(LGD),
exposure

at

default

(EAD)

and

other

parameters,

subject

to

FINMA

approval.

Under

the

F-IRB

approach

banks

are
permitted to use their own internal estimates for the PD and EAD but must apply regulatory-prescribed values

for LGD.
Credit risk exposures by portfolio and PD range
Semi-annual |
The

CR6 table

below

provides

information

about

credit

risk

exposures

under

the

IRB

approach,

including

a
breakdown of the main parameters used in IRB models to calculate the capital requirements, presented

by portfolio and
PD range across FINMA-defined asset classes.

With the

adoption of

the final

Basel III standards

on 1 January

2025, including

the DisO-FINMA,

new IRB

asset classes
have been introduced,

including asset classes

subject to the

F-IRB approach,

such as ”Banks

– F-IRB” and

”Corporates:
other lending – F-IRB” reflecting large corporate clients. Consequently, this semi-annually disclosed table is limited to the current reporting period, with no comparative figures presented.

›
Refer to “Amended FINMA-defined asset classes”

in the “Introduction and basis for preparation” section

of this report for more
information about the amended definition

of asset classes as a result of the implementation

of the final Basel III standards in
Switzerland
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for more information
about previously published CR6 disclosures
As of 30 June 2025, the asset class with the largest

exposure – after applying CCF and CRM – was

the Retail: exposures
secured by real

estate asset class,

reflecting our residential

mortgage lending activity

within Personal &

Corporate Banking
and

Global

Wealth

Management.

Furthermore,

UBS

Group

has

a

significant

portion

of

exposures

in

the

Central
governments, central banks and supranational organizations

asset class, reflecting balances with central

banks in Group
Treasury. In

addition,

there are significant

exposures in

the Retail: other

retail asset

class, representing

our Lombard lending
business in

Global Wealth

Management. The

F-IRB approach,

which UBS

has implemented

as part

of the

final Basel III
standards,

predominantly

applies

to

exposures

against

Banks

and

other

financial

institutions,

including

public

sector
entities

(PSEs),

as

well

as

large
corporate

clients
in

the

Corporates:

other

lending

asset

class

in

Personal

&

Corporate
Banking and the Investment Bank.
›
Refer to the “CR8: RWA flow statements of credit risk exposures under

IRB” table in this section for more information about the
movement of credit risk exposures under the IRB approach

30 June 2025 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity in
years
2
RWA
RWA density
in % EL Provisions
3
Central governments, central banks and supranational organizations –
A-IRB as of 30.6.25
0.00 to <0.15

279,050

27

279,077

44.2

281,053

0.0
<0.1

39.3

1.0

6,540

2.3

11
0.15 to <0.25

281

0

281

32.3

275

0.2
<0.1

55.0

1.0

85

31.0

0
0.25 to <0.50

33

0

33

10.3

18

0.4
<0.1

73.6

1.1

13

73.0

0
0.50 to <0.75

1

0

1

52.0

0

0.6
<0.1

12.0

1.0

0

24.1

0
0.75 to <2.50

307

43

350

40.0

196

1.0
<0.1

59.3

1.1

190

96.6

1
2.50 to <10.00

175

58

233

40.2

4

3.4
<0.1

53.5

1.4

5

139.7

0
10.00 to <100.00

69

0

69

40.0

26

27.9
<0.1

103.1

1.0

203

781.1

55
100.00 (default)
4

41

0

41

10.3

41

100.0
<0.1

41

100.0

0
Subtotal

279,957

128

280,085

41.0

281,613

0.0
<0.1

39.4

1.0

7,077

2.5

68

72
Corporates: specialized lending – A-IRB as of 30.6.25
0.00 to <0.15

10,997

2,559

13,556

43.0

12,639

0.1

1.2

17.2

3.0

1,874

14.8

2
0.15 to <0.25

4,735

974

5,709

33.6

5,191

0.2

0.6

18.5

2.5

1,218

23.5

2
0.25 to <0.50

11,615

6,188

17,802

25.0

12,915

0.4

1.3

23.1

2.1

4,324

33.5

10
0.50 to <0.75

7,516

3,611

11,127

23.9

8,275

0.6

0.8

22.7

2.3

3,455

41.7

12
0.75 to <2.50

20,080

5,969

26,049

32.0

22,133

1.3

1.8

26.7

2.2

14,539

65.7

80
2.50 to <10.00

3,834

683

4,517

40.9

4,122

3.5

0.4

33.2

1.8

4,241

102.9

52
10.00 to <100.00

27

0

27

0.0

27

16.9
<0.1

47.6

1.6

58

217.8

2
100.00 (default)
4

605

5

610

28.8

511

100.0
<0.1

511

100.0

109
Subtotal

59,408

19,989

79,397

30.2

65,813

1.6

6.3

23.2

2.3

30,219

45.9

268

246
Corporates: other lending – A-IRB as of 30.6.25
0.00 to <0.15

4,745

6,386

11,131

24.6

6,452

0.1

4.4

35.7

2.5

1,263

19.6

2
0.15 to <0.25

2,986

3,812

6,798

42.0

4,924

0.2

1.7

32.0

2.1

1,340

27.2

3
0.25 to <0.50

4,000

2,959

6,959

34.4

5,061

0.4

2.6

36.3

2.1

2,066

40.8

7
0.50 to <0.75

2,928

2,028

4,956

36.4

3,553

0.6

1.7

35.9

2.1

2,206

62.1

8
0.75 to <2.50

11,455

4,672

16,127

43.3

13,289

1.5

4.4

32.9

1.9

10,350

77.9

63
2.50 to <10.00

7,448

3,458

10,905

50.5

8,488

4.1

6.8

40.8

2.1

8,237

97.0

132
10.00 to <100.00

604

182

786

50.9

668

23.1

0.1

14.3

1.3

407

61.0

12
100.00 (default)
4

1,777

369

2,146

27.8

976

100.0

0.7

976

100.0

1,145
Subtotal

35,942

23,866

59,808

37.3

43,412

4.0

22.4

34.4

2.1

26,846

61.8

1,372

1,394

30 June 2025 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity in
years
2
RWA
RWA density
in % EL Provisions
3
Retail: exposures secured by real estate – A-IRB as of 30.6.25
0.00 to <0.15

132,290

2,933

135,223

41.0

135,222

0.1

186.9

16.9

6,424

4.8

20
0.15 to <0.25

54,135

1,049

55,184

34.2

55,470

0.2

51.9

20.0

6,158

11.1

20
0.25 to <0.50

64,628

1,480

66,108

44.9

66,402

0.3

64.6

21.1

11,937

18.0

48
0.50 to <0.75

21,954

690

22,644

76.0

22,528

0.6

19.0

29.1

6,381

28.3

41
0.75 to <2.50

31,481

2,627

34,107

69.8

33,388

1.3

29.9

33.1

17,458

52.3

148
2.50 to <10.00

9,406

465

9,871

68.0

9,728

4.3

9.0

33.8

9,839

101.1

140
10.00 to <100.00

1,039

20

1,059

92.1

1,058

15.4

0.8

33.2

1,827

172.7

55
100.00 (default) 4

1,400

9

1,409

24.3

1,404

100.0

1.3

1,404

100.0

1
Subtotal

316,333

9,272

325,605

53.1

325,200

0.9

363.3

21.3

61,428

18.9

474

100
Retail: qualifying revolving retail exposures (QRRE) – A-IRB as of 30.6.25
0.00 to <0.15

307

4,365

4,672

52.8

2,615

0.1

483.2

50.9

84

3.2

1
0.15 to <0.25

215

2,973

3,188

39.1

1,398

0.2

310.5

51.4

102

7.3

1
0.25 to <0.50

348

2,814

3,163

33.5

1,303

0.4

307.1

51.6

154

11.9

2
0.50 to <0.75

353

1,665

2,018

36.0

959

0.6

215.0

53.2

178

18.6

3
0.75 to <2.50

913

1,866

2,779

37.3

1,648

1.3

321.6

52.1

528

32.1

11
2.50 to <10.00

729

593

1,322

17.8

778

4.4

141.3

53.3

620

79.7

18
10.00 to <100.00

120

23

143

46.0

134

19.8

34.2

56.7

262

195.5

15
100.00 (default)
4

68

2

70

22.0

45

100.0

33.1

45

100.0

29
Subtotal

3,054

14,302

17,356

40.7

8,879

1.6

1,846.2

51.6

1,974

22.2

81

46
Retail: other retail – A-IRB as of 30.6.25
0.00 to <0.15

137,984

461,687

599,671

16.1

212,395

0.1

480.9

31.7

13,664

6.4

35
0.15 to <0.25

8,061

15,340

23,400

17.4

10,737

0.2

29.6

27.5

1,411

13.1

5
0.25 to <0.50

9,981

16,399

26,380

18.3

12,982

0.4

31.3

31.1

3,168

24.4

14
0.50 to <0.75

5,366

11,055

16,420

18.8

7,444

0.6

37.5

30.4

2,125

28.6

14
0.75 to <2.50

7,329

11,045

18,374

22.3

9,599

1.3

90.2

42.3

5,153

53.7

51
2.50 to <10.00

3,097

1,205

4,303

29.2

3,295

4.1

41.8

44.9

2,258

68.6

55
10.00 to <100.00

685

95

780

19.3

700

22.6

18.7

51.8

844

120.7

84
100.00 (default)
4

516

78

594

44.3

536

100.0

7.4

536

100.0

119
Subtotal

173,020

516,904

689,924

16.4

257,688

0.5

737.4

32.0

29,160

11.3

378

197
Total – A-IRB 30.6.25

867,715

584,460

1,452,175

18.9

982,605

0.7

2,975.6

30.3

1.4

156,704

15.9

2,640

2,055

30 June 2025 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity in
years
2
RWA
RWA density
in % EL Provisions
3
Banks – F-IRB as of 30.6.25
0.00 to <0.15

8,818

757

9,575

46.0

10,611

0.1

0.3

45.0

1.2

2,443

23.0

4
0.15 to <0.25

677

533

1,210

41.6

1,183

0.2

0.2

45.0

1.5

491

41.5

1
0.25 to <0.50

517

436

953

43.3

723

0.4
<0.1

45.0

1.1

410

56.7

1
0.50 to <0.75

18

188

206

37.7

89

0.6
<0.1

45.0

1.2

68

76.1

0
0.75 to <2.50

115

286

401

54.2

287

1.3
<0.1

44.4

1.1

284

98.8

1
2.50 to <10.00

1,097

454

1,551

35.0

1,188

5.6

0.1

45.0

1.0

1,926

162.1

30
10.00 to <100.00

88

18

105

21.3

22

11.9
<0.1

45.0

1.0

48

213.3

1
100.00 (default) 4

0

0

0

0.0

0

0.0
<0.1

0

0.0

0
Subtotal

11,329

2,671

14,000

42.9

14,105

0.6

0.9

45.0

1.2

5,669

40.2

39

5
Public sector entities, multilateral developmental banks – F-IRB as of 30.6.25
0.00 to <0.15

2,798

2,364

5,162

20.0

3,594

0.1

0.3

51.3

1.8

772

21.5

1
0.15 to <0.25

423

742

1,165

10.9

507

0.2

0.2

34.7

2.2

156

30.8

0
0.25 to <0.50

965

398

1,363

10.6

925

0.4

0.3

31.5

2.3

365

39.4

1
0.50 to <0.75

52

47

99

38.9

74

0.6
<0.1

24.6

3.6

46

62.5

0
0.75 to <2.50

1

1

2

20.4

1

1.0
<0.1

18.0

1.7

0

40.1

0
2.50 to <10.00

350

153

503

37.5

100

3.5
<0.1

45.0

4.0

152

152.6

2
10.00 to <100.00

1

0

1

10.3

1

19.3
<0.1

45.0

5.0

4

262.2

0
100.00 (default)
4

9

0

9

0.0

10

100.0
<0.1

10

100.0

0
Subtotal

4,599

3,704

8,304

18.2

5,213

0.4

0.8

45.6

2.0

1,506

28.9

4

13
Corporates: other lending – F-IRB as of 30.6.25
0.00 to <0.15

16,539

39,607

56,146

26.0

27,880

0.1

2.2

38.2

2.5

6,139

22.0

7
0.15 to <0.25

6,781

17,740

24,521

35.0

12,535

0.2

1.0

41.3

1.7

4,428

35.3

9
0.25 to <0.50

5,550

6,813

12,364

32.9

7,756

0.4

0.6

41.3

2.1

4,247

54.8

11
0.50 to <0.75

2,730

6,334

9,064

35.3

4,918

0.6

0.4

39.2

2.0

3,134

63.7

12
0.75 to <2.50

3,495

4,607

8,101

35.7

4,732

1.2

0.4

36.3

2.1

3,563

75.3

22
2.50 to <10.00

2,956

11,997

14,953

40.9

5,666

4.5

0.6

39.4

2.9

7,396

130.5

123
10.00 to <100.00

546

1,337

1,883

46.8

994

16.0
<0.1

37.7

2.4

1,837

184.8

60
100.00 (default)
4

661

181

843

45.6

680

100.0
<0.1

680

100.0

158
Subtotal

39,258

88,617

127,874

31.9

65,160

1.9

5.4

38.8

2.2

31,424

48.2

403

199
Total – F-IRB 30.6.25

55,187

94,992

150,178

31.6

84,478

1.6

7.0

40.2

2.1

38,599

45.7

446

217
Total (all asset classes under A-IRB and F-IRB) 30.6.25

922,901

679,452

1,602,353

20.7

1,067,082

0.8

2,982.6

31.1

1.5

195,303

18.3

3,086

2,272
1 Numbers of obligors represent an aggregation of the client relationships in the UBS Group excluding Credit Suisse along with the client relationships in the Credit Suisse infrastructure. RWA calculations are based on the applicable rules and models approved by FINMA for the respective legal entities and infrastructures.

2 Defaulted exposures disclosed in

the table are excluded

from average loss

given default (LGD) and

average maturity information

as not relevant

for risk weighting. Furthermore,

Retail asset classes are

excluded from the average

maturity, as maturity

is not relevant

for risk weighting.

3 In line with

BCBS Pillar 3
disclosure requirements, provisions are only provided for the sub-totals by asset class.

Provisions reflect IFRS Accounting Standards expected credit losses accounting provisions for credit losses on IRB exposures.

4 Includes defaulted purchased

credit-impaired assets.



30 June 2025 Pillar 3 Report |
UBS Group | Credit risk

Credit derivatives used as CRM techniques
Semi-annual |
Where credit

derivatives are

used as CRM

techniques, the

PD of the

obligor is

in general

substituted with

the
PD of the hedge provider. The impact of credit derivatives used as CRM techniques on IRB credit risk has been

immaterial
for past reporting periods and continued to be immaterial for this reporting period. Therefore, we have discontinued the disclosure

of

the

“CR7:

IRB

–

Effect

on

RWA

of

credit

derivatives

used

as

CRM

techniques”

table

starting

with

the
31 December 2022 Pillar 3 Report,

as allowed by the FINMA Circular 2016/1 general

principles of disclosure (for periods
up to 31 December 2024) and the DisO-FINMA general

principles of disclosure (for periods from

1 January 2025).

›
Refer to the “CCR6: Credit derivatives exposures” table in the

“Counterparty credit risk” section of this report for

notional and fair
value information about credit derivatives used as

CRM techniques
RWA flow statements of credit risk exposures under the internal ratings-based approach
Quarterly |

The CR8 table below provides a breakdown

of the credit risk RWA movements

in the second quarter of 2025 across
movement categories defined by the Basel Committee

on Banking Supervision (the BCBS).
Credit risk RWA

under the IRB

approach increased

by USD 14.9bn to

USD 196.9bn during the

second quarter of

2025.
This balance

reflects credit risk

under the

IRB approach,

including the

F-IRB approach

under the final

Basel III standards
from 1 January 2025 onward, as well as credit risk under

the supervisory slotting approach.
Movements in asset size drove a USD 0.2bn decrease in RWA, driven by decreases in loans and loan commitments in the
Investment

Bank,

as

well

as

reductions

in

Group

Items,

partly

offset

by

increases

in

loans

and

loan

commitments

in
Personal & Corporate Banking and Global Wealth Management

.
Movements in asset quality,

including changes in risk

density across the overall

portfolio, increased RWA

by USD 3.6bn,
mainly from exposure increases in Personal &

Corporate Banking carrying higher risk density than

the Group average and
risk density changes in Group Items driven by HQLA balances

with central banks.
Model updates decreased RWA by USD 0.6bn, primarily due to harmonization of models, as well as an update related to structured margin loans and similar products in Global Wealth

Management.
Methodology and

policy changes

resulted in

an RWA

decrease of

USD 0.9bn,

stemming from

the decommissioning

of
Credit Suisse PD models for banks and international mortgages.
Currency effects, driven

by the weakening

of the US

dollar against other

major currencies, resulted

in an RWA

increase
of USD 13.0bn.
›
Refer to the “Definitions of credit risk and counterparty

credit risk RWA movement table components for CR8 and CCR7” in the
“Credit risk” section of the 31 December 2024 Pillar

3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors , for
definitions of credit risk RWA movement table components
CR8: RWA flow statements of credit risk exposures under IRB
USD m
For the quarter
ended 30.6.25
For the quarter
ended 31.3.25
1 RWA as of the beginning of the quarter

182,036

184,138
2 Asset size

(225)

1,840
3 Asset quality

3,589

(4,832)
4 Model updates

(558)

(468)
5 Methodology and policy

(925)

(2,499)
5a
of which: impact from the implementation of final Basel

III standards

(4,599)
5b of which: others (925)

2,100
6 Acquisitions and disposals

(79)
7 Foreign exchange movements

13,024

3,936
8 Other
9 RWA as of the end of the quarter

196,941

182,036


30 June 2025 Pillar 3 Report |
UBS Group | Credit risk

Specialized lending
Semi-annual |

The table below

provides information

about specialized

lending exposures,

subject to the

supervisory slotting
approach.

CR10: IRB – specialized lending under the slotting approach
USD m, except where indicated
On-balance sheet
amount
Off-balance sheet
amount
Risk weight
in % Exposure amount
1
RWA EL
30.6.25
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years

171

52

50

193

97

0
Equal to or more than 2.5 years

701

383

70

854

598

3
Good Less than 2.5 years

595

8

70

607

425

2
Equal to or more than 2.5 years

502

0

90

502

452

4
Satisfactory

58

0

115

58

67

2
Weak

0

0

250

0

0

0
Default

0

0

0

0

0
Total

2,027

442

2,215

1,638

11
31.12.24
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years

116

0

50

116

61

0
Equal to or more than 2.5 years

581

66

70

614

456

2
Good Less than 2.5 years

643

66

70

673

499

3
Equal to or more than 2.5 years

608

269

90

743

709

6
Satisfactory

17

0

115

17

20

0
Weak

0

0

250

0

0

0
Default

0

0

0

0

0
Total

1,965

402

2,162

1,745

12
1 Exposure amounts in connection with income-producing real estate.


30 June 2025 Pillar 3 Report |
UBS Group | Counterparty credit risk

Counterparty credit risk
Introduction
Semi-annual I
This section provides information about the exposures subject to the final Basel III counterparty credit risk (CCR)
framework.

CCR

arises

from

over-the-counter

(OTC)

derivatives

and

exchange-traded

derivatives

(ETDs),

securities
financing

transactions

(SFTs),

and

long

settlement

transactions.

We

determine

the

regulatory

credit

exposure

on

the
majority of our

derivatives portfolio

by applying the

internal model method

(IMM). For the

remainder of

the derivatives
portfolio we

apply the standardized

approach for

counterparty credit risk

(SA-CCR). For the

majority of

SFTs we determine
the regulatory

credit exposure

using the

value-at-risk (VaR)

approach. For

the remainder

of the

SFT portfolio

we apply
the comprehensive approach for credit

risk mitigation.

Counterparty credit risk exposure
Semi-annual I
The CCR1

table below

presents the

methods used

to calculate

CCR exposure.

Compared with

31 December
2024, derivative exposures subject to the

IMM decreased by USD 9.3bn, mainly

as a result of

lower levels of client activity
in the Investment Bank. Exposure

at default (EAD) after CRM

on SFTs under the VaR

approach decreased by USD 5.3bn,
primarily driven by exposures managed by Group Treasury

,

partly offset by increases in the Investment Bank.
CCR1: Analysis of counterparty credit risk (CCR) exposure by approach

USD m, except where indicated
Replacement cost
Potential future
exposure Effective EPE
Alpha used for
computing
regulatory EAD
EAD
post-CRM RWA
30.6.25
1 SA-CCR (for derivatives)

9,247

10,212

1.4

27,242

7,329
2 Internal model method (for derivatives)

28,791

1.6
1

46,066

12,825
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)

6,393

3,023
5 VaR (for SFTs)

42,930

6,374
6 Total

122,630

29,551
31.12.24
1 SA-CCR (for derivatives)

8,912

9,615

1.4

25,937

7,887
2 Internal model method (for derivatives)

34,602

1.6
1

55,360

16,111
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)

8,355

2,837
5 VaR (for SFTs)

48,198

7,946
6 Total

137,849

34,780
1 A conservative treatment for the purpose of calculating exposure profiles is applied to material trades with wrong-way risk features, along with an alpha factor of 1.0.

Semi-annual |
We

have

discontinued

the

disclosure

of

the

“CCR3:

Standardized

approach

–

CCR

exposures

by

regulatory
portfolio and risk weights” table, starting with the 31 December 2022 Pillar 3 Report, on the grounds of materiality. The majority of our

CCR exposures are subject

to internal ratings-based

(IRB) risk weights or

disclosed separately when related
to central counterparties (CCPs).

›
Refer to the “CCR4: IRB – CCR exposures by portfolio

and PD scale” and the “CCR8: Exposures to

central counterparties” tables in
this section for more information about CCR exposures subject to IRB risk weights and CCPs,

respectively

30 June 2025 Pillar 3 Report |
UBS Group | Counterparty credit risk

Semi-annual

|
The

CCR4

table

below

provides

a

breakdown

of

the

key

parameters

used

for

the

calculation

of

capital
requirements under

the IRB

approach,

including the

foundation

IRB(F-IRB) approach

under the

final Basel III

standards
from 1 January 2025 onward, across Swiss Financial Market

Supervisory Authority (FINMA)-defined asset classes.

With the adoption

of the final

Basel III standards

on 1 January

2025, including the

FINMA Ordinance

on the Disclosure
Obligations of Banks and Securities Firms

,

new IRB asset classes have been

introduced,

including asset classes subject to
the F-IRB approach,

such as “Banks

– F-IRB” and

“Corporates: other

lending – F-IRB”

reflecting large corporate

clients.
Consequently, this

semi-annually disclosed

table is

limited to

the current

reporting period,

with no

comparative figures
presented.
›
Refer to “Amended FINMA-defined asset classes”

in the “Introduction and basis for preparation” section

of this report for further
information on the amended definition of asset

classes as a result of the implementation of

the final Basel III standards in
Switzerland
›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for more information
about previously published CCR4 disclosures
As of 30 June 2025, the asset class with the largest exposure – after applying credit risk mitigation – was the Corporates asset

class,

predominantly

reflecting

derivatives

and

securities

borrowing

and

lending

within

the

Investment

Bank.

In
addition,

UBS

Group

has

significant

exposures

in

the

Retail:

other

retail

asset

class,

representing

derivatives

in

Global
Wealth Management.
›
Refer to the “CCR7: RWA flow statements of CCR exposures under the internal model method (IMM) and value-at-risk

(VaR)” table
in this section for more information about RWA, including details of movements in CCR RWA
CCR4: IRB – CCR exposures by portfolio and PD scale
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands)
1
Average LGD
in %
2
Average maturity
in years
2
RWA
RWA density
in %
Central governments, central banks and supranational organizations
– A-IRB as of 30.6.25
0.00 to <0.15

10,455

0.0
<0.1

31.4

0.1

54

0.5
0.15 to <0.25

32

0.2
<0.1

52.9

0.2

7

23.0
0.25 to <0.50

47

0.3
<0.1

87.2

0.9

38

79.7
0.50 to <0.75
0.75 to <2.50
2.50 to <10.00

37

2.6
<0.1

65.3

1.0

56

152.7
10.00 to <100.00
100.00 (default)
Subtotal

10,571

0.0
<0.1

31.8

0.1

155

1.5
Corporates – A-IRB as of 30.6.25
3
0.00 to <0.15

661

0.1

0.3

26.5

1.0

82

12.4
0.15 to <0.25

282

0.2

0.2

26.0

1.0

44

15.8
0.25 to <0.50

488

0.3

0.3

38.5

1.0

206

42.2
0.50 to <0.75

645

0.6

0.2

19.5

1.0

256

39.7
0.75 to <2.50

729

1.4

0.5

31.0

1.0

404

55.3
2.50 to <10.00

2,248

3.8

0.3

11.8

1.7

1,129

50.2
10.00 to <100.00

0

12.7
<0.1

49.0

1.0

1

183.4
100.00 (default)

6

100.0
<0.1

6

100.0
Subtotal

5,059

2.1

1.9

20.9

1.3

2,127

42.0
Retail: other retail – A-IRB as of 30.6.25
0.00 to <0.15

14,243

0.1

18.1

32.4

849

6.0
0.15 to <0.25

1,125

0.2

0.7

28.4

131

11.6
0.25 to <0.50

1,115

0.3

0.8

27.2

215

19.3
0.50 to <0.75

563

0.6

0.6

29.8

151

26.8
0.75 to <2.50

2,226

1.2

0.9

33.0

966

43.4
2.50 to <10.00

250

3.6

0.2

30.8

131

52.4
10.00 to <100.00

26

16.8
<0.1

69.8

43

167.6
100.00 (default)

1

100.0
<0.1

1

100.0
Subtotal

19,548

0.3

21.5

31.9

2,486

12.7
Total – A-IRB 30.6.25

35,178

0.5

23.4

30.3

0.5

4,768

13.6

30 June 2025 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands) 1
Average LGD
in % 2
Average maturity
in years 2 RWA
RWA density
in %
Banks – F-IRB as of 30.6.25
0.00 to <0.15

18,263

0.1

0.3

45.0

0.6

2,971

16.3
0.15 to <0.25

3,090

0.2

0.2

45.0

0.9

1,052

34.1
0.25 to <0.50

1,405

0.4

0.1

45.0

0.8

667

47.5
0.50 to <0.75

374

0.6
<0.1

45.0

0.6

226

60.4
0.75 to <2.50

464

1.3
<0.1

45.0

0.6

405

87.2
2.50 to <10.00

46

3.0
<0.1

45.0

1.0

51

111.5
10.00 to <100.00

0

10.2
<0.1

45.0

1.0

0

207.2
100.00 (default)
Subtotal

23,641

0.1

0.8

45.0

0.7

5,372

22.7
Public sector entities, multilateral developmental banks – F-IRB as of 30.6.25
0.00 to <0.15

2,275

0.1

0.1

45.0

0.5

284

12.5
0.15 to <0.25

133

0.2
<0.1

38.2

0.9

32

24.2
0.25 to <0.50

17

0.4
<0.1

45.0

1.0

8

51.4
0.50 to <0.75

40

0.6
<0.1

45.0

1.0

23

58.9
0.75 to <2.50

0

1.2
<0.1

15.7

1.0

0

27.6
2.50 to <10.00
10.00 to <100.00

0

13.0
<0.1

45.0

1.0

0

195.0
100.00 (default)

4

100.0
<0.1

4

100.0
Subtotal

2,469

0.3

0.2

44.6

0.6

353

14.3
Corporates: other lending – F-IRB as of 30.6.25
3
0.00 to <0.15

34,768

0.1

10.0

44.9

0.7

4,739

13.6
0.15 to <0.25

8,397

0.2

3.6

44.8

0.6

2,586

30.8
0.25 to <0.50

4,385

0.4

0.6

44.6

0.7

2,028

46.2
0.50 to <0.75

2,599

0.6

0.4

44.3

0.6

1,637

63.0
0.75 to <2.50

1,939

1.3

0.5

44.8

0.7

1,734

89.5
2.50 to <10.00

297

3.0

0.2

44.3

0.8

351

118.3
10.00 to <100.00

0

13.0
<0.1

40.0

1.0

0

173.3
100.00 (default)

0

100.0
<0.1

0

100.0
Subtotal

52,385

0.2

15.3

44.8

0.7

13,076

25.0
Total – F-IRB 30.6.25

78,495

0.2

16.3

44.9

0.7

18,800

24.0
Total (all asset classes under A-IRB and F-IRB) 30.6.25

113,673

0.3

39.8

40.4

0.6

23,568

20.7
1 Numbers of obligors represent an aggregation of

the client relationships in the UBS Group

excluding Credit Suisse along with the

client relationships in the Credit Suisse infrastructure.

RWA calculations are based
on the applicable

rules and models

approved by FINMA

for the respective

legal entities and

infrastructures.

2 Defaulted exposures

disclosed in the

table are excluded

from average loss

given default (LGD)

and
average maturity information

as not relevant

for risk weighting.

Furthermore, Retail

asset classes are

excluded from the

average maturity,

as they are

not subject to

maturity treatment.

3 Includes exposures

to
managed funds.


30 June 2025 Pillar 3 Report |
UBS Group | Counterparty credit risk

Semi-annual |
The CCR5 table

below presents

a breakdown

of collateral

posted or received

relating to

CCR exposures

from
derivative transactions and SFTs

.
Compared

with

31 December

2024,

the

fair

value

of

collateral

received

for

SFTs

increased

by

USD 96.5bn

to
USD 822.2bn, and the fair value of posted collateral for SFTs increased by USD 68.4bn to USD 631.4bn. The increases in
collateral received for SFTs were mainly related to equity securities, and partly from increases in sovereign debt securities, due to an increase in client activity levels, primarily in the Investment Bank. The increase in posted collateral for SFTs was
mainly related to increases in

equity securities. primarily in the

Investment Bank, due to an

increase in client activity levels,
and also

partly

related to

increases

in sovereign

debt securities

,

primarily

driven by

a balance

sheet increase

in

Group
Treasury.
The fair

value of

collateral received for

derivatives increased by

USD 9.2bn to USD 117.0bn,

mainly due

to higher

collateral
related to equity securities. The fair value of posted collateral for derivatives increased by USD 1.6bn to USD 85.4bn.
CCR5: Composition of collateral for CCR exposure
1
Collateral used in derivative transactions Collateral used in SFTs
Fair value of collateral received Fair value of posted collateral
Fair value of
collateral received
Fair value of
posted collateral
USD m Segregated Unsegregated Total Segregated Unsegregated Total
30.6.25
Cash – domestic currency

2,143

27,344

29,488

4,472

19,040

23,512

37,913

74,653
Cash – other currencies

24

22,533

22,557

4,871

17,281

22,153

18,669

82,558
Sovereign debt

11,616

11,948

23,564

7,309

11,741

19,049

310,825

179,003
Other debt securities

4,119

7,059

11,178

119

3,716

3,835

74,393

52,852
Equity securities

11,243

11,376

22,619

3,331

13,267

16,598

342,548

227,387
Other collateral
2

621

6,972

7,593

128

96

224

37,870

14,991
Total

29,766

87,233

116,999

20,230

65,140

85,370

822,219

631,446
31.12.24
Cash – domestic currency

1,928

27,154

29,082

3,841

17,164

21,005

31,226

89,952
Cash – other currencies

31

22,380

22,411

5,384

17,349

22,733

15,301

75,200
Sovereign debt

12,221

15,110

27,330

8,263

12,845

21,107

299,610

152,117
Other debt securities

3,357

5,319

8,675

677

2,467

3,144

69,582

53,170
Equity securities

8,781

6,645

15,425

2,873

12,671

15,544

275,770

179,922
Other collateral
2

790

4,098

4,888

144

48

191

34,241

12,641
Total

27,106

80,705

107,811

21,182

62,544

83,725

725,730

563,002
1 This

table includes collateral

received and posted

with and without

the right of

rehypothecation but excludes

securities placed

with central

banks related to

undrawn credit

lines and for

payment, clearing and
settlement purposes for which there were no associated liabilities or contingent liabilities.

2 Includes fund investments, asset-backed securities and mortgage

-backed securities.

Semi-annual |
The CCR6 table below presents an overview of credit

risk protection bought or sold through

credit derivatives.

Compared with

31 December 2024,

notionals for

credit derivatives

for protection

bought decreased

by USD 11.4bn

to
USD 79.4bn

and

notionals

for

credit

derivatives

for

protection

sold

were

largely

unchanged

at

USD 66.1bn,

primarily
driven

by

index

credit

default

swaps

and

single-name

credit

default

swaps,

mainly

in

the

Investment

Bank,

reflecting
compression activities

and natural

roll-offs, as

well as

a decrease

in Non-Core

and Legacy

as a

result of

our actions

to
actively unwind exposures.
CCR6: Credit derivatives exposures
30.6.25 31.12.24
USD m
Protection
bought
Protection

sold
Protection
bought
Protection

sold
Notionals
1
Single-name credit default swaps

32,044

46,508

35,796

43,758
Index credit default swaps

41,676

19,490

49,917

22,178
Total return swaps

624

55

909

117
Credit options

5,027

0

4,105

0
Total notionals

79,371

66,053

90,728

66,052
Fair values
Derivative financial assets

1,225

2,020

1,135

2,001
Derivative financial liabilities

2,995

439

3,279

415
1 Includes notional amounts for client-cleared transactions.


30 June 2025 Pillar 3 Report |
UBS Group | Counterparty credit risk

Counterparty credit risk risk-weighted assets
Quarterly |
The CCR7 table below presents a flow

statement explaining changes in CCR RWA determined under the IMM for
derivatives and the VaR approach

for SFTs.
CCR RWA

on

derivatives under

the IMM

increased

by USD

0.5bn to

USD 13.2bn

during the

second

quarter

of 2025.
Currency effects

and model

updates resulted

in RWA

increases of

USD 0.5bn and

USD 0.2bn, respectively.

Movements
in asset size and credit quality each resulted in RWA decrease

s

of USD 0.1bn.

CCR RWA

on SFTs

under the

VaR approach

increased by

USD 0.2bn to

USD 6.5bn during

the second

quarter of

2025.
Currency effects and asset

size movements resulted

in RWA increases of

USD 0.4bn and USD 0.1bn, respectively.

Credit
quality

movements

contributed

to

an

RWA

decrease

of

USD 0.2bn,

primarily

due

to

decreases

in

risk

density

in

the
Investment Bank and Group Treasury.

Methodology changes caused an RWA decrease of USD 0.

1bn.
›
Refer to “Definitions of credit risk and counterparty credit risk

RWA movement table components for CR8 and CCR7” in

the
“Credit risk” section of the 31 December 2024 Pillar

3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors , for
definitions of CCR RWA movement table components

CCR7: RWA flow statements of CCR exposures under the internal model method (IMM) and value-at-risk (VaR)

For the quarter ended 30.6.25 For the quarter ended 31.3.25
USD m Derivatives SFTs Total Derivatives SFTs Total
Subject to IMM Subject to VaR Subject to IMM Subject to VaR
1 RWA as of the beginning of the quarter

12,684

6,358

19,042

16,397

8,107

24,504
2 Asset size

(95)

103

9

(2,165)

(1,346)

(3,510)
3 Credit quality of counterparties

(129)

(170)

(299)

(36)

520

484
4 Model updates

176

176

(295)

866

571
5
Methodology and policy

21

(97)

(76)

(1,492)

(1,897)

(3,389)
5a
of which: impact from the implementation of final Basel

III
standards

(1,492)

(1,897)

(3,389)
5b
of which: others

21

(97)

(76)
6 Acquisitions and disposals
7 Foreign exchange movements

540

350

890

275

108

383
8 Other
9 RWA as of the end of the quarter

13,197

6,544

19,741

12,684

6,358

19,042

Semi-annual

|
The

CCR8

table

below

presents

a

breakdown

of

exposures

to

CCPs

and

related

RWA.

Compared

with
31 December

2024,

exposures

to

qualifying

CCPs

decreased

by

USD 22.9bn

to

USD 32.9bn,

primarily

due

to

the
increased recognition of trades under the more

risk-sensitive IMM rather than the SA-CCR approach

.
CCR8: Exposures to central counterparties
30.6.25 31.12.24
USD m EAD (post-CRM) RWA EAD (post-CRM) RWA
1 Exposures to QCCPs (total)
1

32,933

1,720

55,868

1,959
2
Exposures for trades at QCCPs (excluding initial margin and

default fund contributions); of which

27,828

501

28,585

481
3 (i) OTC derivatives

3,009

60

4,623

88
4 (ii) Exchange-traded derivatives

17,675

314

15,744

229
5 (iii) Securities financing transactions

7,144

126

8,217

164
6 (iv) Netting sets where cross-product netting has been approved
7 Segregated initial margin
8 Non-segregated initial margin
2

2,227

75

24,132

95
9 Pre-funded default fund contributions

2,878

1,144

3,152

1,382
10 Unfunded default fund contributions
11 Exposures to non-QCCPs (total)

444

633

370

444
12
Exposures for trades at non-QCCPs (excluding initial margin

and default fund contributions); of which

345

345

336

336
13 (i) OTC derivatives
14 (ii) Exchange-traded derivatives

219

219

282

282
15 (iii) Securities financing transactions

125

125

53

53
16 (iv) Netting sets where cross-product netting has been approved
17 Segregated initial margin
18 Non-segregated initial margin
2

82

82

7

7
19 Pre-funded default fund contributions

9

118

23

49
20 Unfunded default fund contributions
3

7

88

4

52
1 Qualifying central counterparties (QCCPs) are entities that are licensed by regulators to operate as CCPs and that meet the requirements outlined in the FINMA Ordinance on the Credit Risks of Banks and Securities
Firms (the CreO-FINMA).

2 Exposures associated with initial margin, where the exposures are measured under the IMM or the VaR

approach, have been included within the exposures for

trades (refer to line 2 for
QCCPs and line 12 for non-QCCPs). The exposures for non-segregated initial margin (refer to line 8 for

QCCPs and line 18 for non-QCCPs), i.e. not bankruptcy remote in accordance with the

CreO-FINMA, reflect the
replacement costs under SA-CCR multiplied by an alpha factor of 1.4. The

RWA reflect the exposure multiplied by the applied risk weight of derivatives.

Under SA-CCR, collateral posted to a segregated, bankruptcy-
remote account does not increase the value of replacement costs.

3 Excludes unfunded default fund contributions that are not subject to RWA calculations in line with regulatory guidance.


30 June 2025 Pillar 3 Report |
UBS Group | Credit valuation adjustment

Credit valuation adjustment
Overview
The

credit

valuation

adjustment

(CVA)

capital

charge

covers

the

risk

of

mark-to-market

losses

associated

with

the
deterioration of counterparty credit

quality. We apply

the standardized approach for

calculating CVA capital requirements
(SA-CVA) on positions

where we generally use

the internal model method

to derive the

exposure at default

for derivatives
and the full basic approach (BA-CVA) for all other positions.
›
Refer to “Overview of RWA and capital requirements” in the “Overview of risk-weighted assets” section of this report for the
materiality of BA-CVA and SA-CVA risk-weighted assets and capital requirements
CVA exposures under BA-CVA
Semi-annual |
In this Pillar 3

report, we are

introducing the “CVA2:

The full basic

approach for CVA

(BA-CVA)” table for

the
first time,

as part

of the

final Basel III

standards. The

CVA2 table

shows the

components used

for the

computation of
capital

requirements

under

the

full

BA-CVA

for

CVA

risk.

BA-CVA

risk-weighted

assets

(RWA)

were

USD 5.6bn

as

of
30 June

2025.

As

we

have

introduced

the

full

BA-CVA

from

1 January

2025,

no

comparative-period

information

for
31 December 2024 is available.
CVA2: The full basic approach for CVA

(BA-CVA)
USD m
Capital
requirements
under BA-CVA RWA
30.6.25
1 K
Reduced

471

5,893
2 K
Hedged

437

5,457
3 Total
1

445

5,566
1 Total is calculated as the sum of 75% K
Hedged

plus 25% K
Reduced
.

CVA exposures under SA-CVA
Semi-annual |
In this Pillar 3

report, we

are introducing the

“CVA3: The standardized

approach for CVA

(SA-CVA)” table

for
the first time, as part of the final Basel III standards. The

CVA3 table provides the components used for the computation
of capital requirements under the

SA-CVA for CVA risk. SA-CVA

RWA were USD 4.3bn as of

30 June 2025. As we have
introduced the SA-CVA from 1 January 2025, no comparative

-period information for 31 December 2024 is available.
CVA3: The standardized approach for CVA

(SA-CVA)
USD m, except where indicated
Capital
requirements
under SA-CVA RWA
Number of
counterparties
30.6.25
1 Interest rate risk

37

457
2 Foreign exchange risk

31

390
3 Reference credit spread risk

6

71
4 Equity risk

6

79
5 Commodity risk

1

16
6 Counterparty credit spread risk

266

3,327
7 Total

347

4,338

12,137

RWA flow statements of CVA risk exposures under

SA-CVA
Quarterly |
The CVA4 table shows the variations in RWA for CVA risk determined under the SA-CVA.

The SA-CVA RWA was
stable at USD 4.3bn during the second quarter of 2025.
CVA4: RWA

flow statements of CVA risk exposures under SA-CVA
USD m Total RWA
1 RWA as of 31.3.25

4,256
2 RWA as of 30.6.25

4,338


30 June 2025 Pillar 3 Report |
UBS Group | Securitizations

Securitizations
Introduction

Semi-annual |

This section

provides

details of

traditional and

synthetic

securitization

exposures

in the

banking and

trading
books based on the Basel III securitization framework.

In a traditional securitization

a pool of loans (or

other debt obligations) is

typically transferred to structured

entities that
have been established

to own

the pool and

to issue

tranched securities

to third-party

investors referencing

this pool

of
loans. In a synthetic securitization legal ownership of securitized pools of assets is typically retained, but associated credit
risk is

transferred

to structured

entities,

typically

through

guarantees,

credit derivatives

or credit-linked

notes.

In

both
traditional and synthetic securitizations risk is dependent on the seniority of the retained interest and the performance of
the underlying asset

pool. UBS is active

in various roles

in relation to securitization

activity, including originator,

investor
and sponsor, mainly via its Investment Bank and Personal & Corporate Banking business divisions and, to a lesser extent,
in Non-core and Legacy, where it continues to exit its remaining exposures

.
Regulatory capital treatment of securitization structures
For

banking

book

securitizations

the

regulatory

capital

requirements

are

calculated

using

the

following

hierarchy

of
approaches: the securitization internal ratings-based approach, the securitization external ratings-based approach or the
securitization standardized

approach. Otherwise,

a 1,250% risk

weight is applied

as a fallback.

External ratings used in
regulatory

capital calculations

for securitization

risk exposures

in the

banking book

are

obtained from

Fitch, Moody’s,
S&P or DBRS.
For trading book securitizations, the regulatory capital requirements are calculated under the market risk framework.

Securitization exposures in the banking and trading books
Semi-annual |
The SEC1 table

shows the balance

sheet carrying values

of securitization exposures

in the banking

book as of
30 June 2025

and 31 December

2024, respectively.

For synthetic

securitizations, the

amounts disclosed

reflect the

net
exposure at default

on retained

positions. The

securitization activity

is further broken

down by role

(originator, sponsor
or investor) and by securitization type

(traditional or synthetic). The SEC3

and SEC4 tables provide the regulatory

capital
requirements associated with the banking book securitization exposures differentiated by our role in the securitization.
Securitization exposures in the banking book are aimed at reducing or limiting risk and commensurately releasing capital in accordance

with the

Basel rules

by securitizing

the underlying

assets. Structures

originated by

UBS typically

provide
protection against loss related to

specific credit exposures (e.g. loans, loan

commitments or debt instruments) by creating
synthetic

securitization

tranches

on

the

underlying

reference

portfolio.

Such

transactions

usually

consist

of

first

loss
protection provided

by a

third party

and typically a

senior tranche

retained by UBS.

Structures may

additionally entail

a
mezzanine tranche.

First loss and

mezzanine tranches

may be

fully funded or

partially funded.

Significant risk

transfers
through synthetic

securitization are

subject to

separate specific

risk limits

under the

authority of

the Board

of Directors
for

the

Group

overall,

with

sub-limits

under

the

authority

of

the

Group

Chief

Risk

Officer

for

Personal

&

Corporate
Banking

and

the

Investment

Bank.

Synthetic

securitization

exposure

originated

by

UBS

in

the

banking

book

was
USD 15.9bn

at

the

end

of

the

second

quarter

of

2025,

with

the

majority

of

the

risk-weighted

assets

(RWA)

impact
reflected in the Investment Bank.
Securitization exposures in the trading book resulted in USD 0.

2bn RWA as of 30 June 2025. Due to the low materiality,
we have discontinued the disclosure of the “SEC2: Securitization exposures in the trading book” table, starting with this
30 June 2025 Pillar 3 Report,

as allowed by the

Swiss Financial Market Supervisory

Authority (FINMA) Ordinance

on the
Disclosure Obligations of Banks and Securities Firms general principles of disclosure.
›
Refer to “Market risk under standardized approach” in the “Market risk” section of this report for more information about

RWA
of trading book securitizations
Development of securitization exposures in the first half

of 2025
Compared

with

31 December

2024,

securitization

exposures

in

the

banking

book

increased

by

USD 0.2bn

to
USD 31.6bn, reflecting an increase in the mortgage financing business,

partly offset by the exit from synthetic structures
in Personal & Corporate Banking.

30 June 2025 Pillar 3 Report |
UBS Group | Securitizations

SEC1: Securitization exposures in the banking book
1
Bank acts as originator Bank acts as sponsor Bank acts as investor Total
USD m Traditional Synthetic Subtotal Traditional Synthetic Subtotal Traditional Synthetic Subtotal
30.6.25
Asset classes
1 Retail (total)

130

130

5,078

5,078

5,207
2 of which: residential mortgage

91

91

5,070

5,070

5,161
3 of which: credit card receivables
4 of which: other retail exposures
2

38

38

8

8

46
5 Wholesale (total)

557

15,792

16,349

10,027

10,027

26,376
6 of which: loans to corporates or SME

383

10,229

10,612

6,217

6,217

16,829
7 of which: commercial mortgage

4,856

4,856

1,829

1,829

6,685
8 of which: lease and receivables
9 of which: other wholesale

174

707

881

1,981

1,981

2,862
10 Re-securitization
11
Total securitization / re-securitization
(including retail and wholesale)

557

15,922

16,479

15,105

15,105

31,584
31.12.24
Asset classes
1 Retail (total)

186

127

313

6

6

4,117

4,117

4,436
2 of which: residential mortgage

83

83

6

6

3,445

3,445

3,534
3 of which: credit card receivables
4 of which: other retail exposures
2

186

45

230

673

673

903
5 Wholesale (total)

159

18,797

18,956

353

353

7,666

7,666

26,975
6 of which: loans to corporates or SME

13,288

13,288

5,274

5,274

18,562
7 of which: commercial mortgage

5,509

5,509

683

683

6,192
8 of which: lease and receivables
9 of which: other wholesale

159

159

352

352

1,709

1,709

2,220
10 Re-securitization

3

3

3
11
Total securitization / re-securitization
(including retail and wholesale)

344

18,924

19,268

359

359

11,786

11,786

31,414
1 From the

second quarter of

2025 onward, we

have refined our

disclosure approach by

reclassifying certain exposures

where the bank

acts as an

investor previously reported

under “other wholesale”

into more
granular asset classes. Comparative-period information has been restated to reflect this change.

2 Includes unsecured consumer loans, solar leases and automobile loans.

30 June 2025 Pillar 3 Report |
UBS Group | Securitizations

SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor
USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
30.6.25 ≤20% RW
>20% to
50% RW
>50% to
100% RW
>100% to
<1,250%
RW 1,250% RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
Asset classes
1 Total exposures

16,461

16,130

174

18

120

20

16,078

363

20

3,524

2,776

503

244

285

225

40

20
2 Traditional securitization

539

222

172

18

108

20

156

363

20

818

71

503

244

66

6

40

20
3 of which: securitization

539

222

172

18

108

20

156

363

20

818

71

503

244

66

6

40

20
4 of which: retail underlying
5 of which: wholesale

539

222

172

18

108

20

156

363

20

818

71

503

244

66

6

40

20
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization

15,922

15,908

1

12

15,922

2,705

2,705

219

219
10 of which: securitization

15,922

15,908

1

12

15,922

2,705

2,705

219

219
11 of which: retail underlying

130

129

130

23

23

2

2
12 of which: wholesale

15,792

15,779

1

12

15,792

2,682

2,682

218

218
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
31.12.24
Asset classes
1 Total exposures

19,593

18,992

249

165

161

25

19,065

364

144

20

4,661

3,547

687

174

253

367

284

52

12

20
2 Traditional securitization

669

285

40

165

154

25

141

364

144

20

1,188

73

687

174

253

90

6

52

12

20
3 of which: securitization

669

285

40

165

154

25

141

364

144

20

1,188

73

687

174

253

90

6

52

12

20
4 of which: retail underlying

191

88

23

5

49

25

27

144

20

477

51

174

252

33

12

20
5 of which: wholesale

478

197

17

160

105

141

337

710

73

637

57

6

51
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization

18,924

18,708

209

7

18,924

3,474

3,474

277

278
10 of which: securitization

18,924

18,708

209

7

18,924

3,474

3,474

277

278
11 of which: retail underlying

127

127

0

127

23

23

2

2
12 of which: wholesale

18,797

18,580

209

7

18,797

3,450

3,450

276

276
13 of which: re-securitization
14 of which: senior
15 of which: non-senior

30 June 2025 Pillar 3 Report |
UBS Group | Securitizations

SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor

USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
30.6.25 ≤20% RW
>20% to
50% RW
>50% to
100% RW
>100% to
<1,250%
RW 1,250% RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
Asset classes
1 Total exposures

15,123

10,725

4,036

326

27

10

752

1,262

13,099

10

2,704

208

44

2,341

111

237

17

24

187

10
2 Traditional securitization

15,123

10,725

4,036

326

27

10

752

1,262

13,099

10

2,704

208

44

2,341

111

237

17

24

187

10
3 of which: securitization

15,123

10,725

4,036

326

27

10

752

1,262

13,099

10

2,704

208

44

2,341

111

237

17

24

187

10
4 of which: retail underlying

5,095

1,532

3,534

3

27

35

5,060

1,009

31

977

86

3

84
5 of which: wholesale

10,027

9,193

502

323

10

752

1,227

8,039

10

1,696

208

13

1,364

111

151

17

21

104

10
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
31.12.24
Asset classes
1 Total exposures

11,919

9,330

2,176

265

120

29

1,039

10,851

28

2,846

331

2,164

350

227

27

172

29
2 Traditional securitization

11,919

9,330

2,176

265

120

29

1,039

10,851

28

2,846

331

2,164

350

227

27

172

29
3 of which: securitization

11,916

9,330

2,176

265

120

26

1,039

10,851

25

2,812

331

2,164

316

225

27

172

26
4 of which: retail underlying

4,196

2,682

1,503

1

10

45

4,151

818

26

792

0

66

2

64
5 of which: wholesale

7,720

6,647

674

264

110

26

995

6,700

25

1,995

306

1,372

316

159

24

109

26
6 of which: re-securitization

3

3

3

34

34

3

3
7 of which: senior

3

3

3

34

34

3

3
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior


30 June 2025 Pillar 3 Report |
UBS Group | Market risk

Market risk
Overview
Semi-annual |
The final

Basel III standards

on the

minimum capital

requirements for

market risk

of the

Basel Committee

on
Banking Supervision,

known as

the Fundamental

Review of the

Trading Book

(the FRTB)

framework, entered

into force
in Switzerland on

1 January 2025.

We currently

apply the

standardized approach

of the FRTB

framework, in

which the
minimum

market

risk

capital

requirements

are

computed

on

the

basis

of

three

components:

the

sensitivities-based
method (the

SBM),

the

default risk

charge

(the

DRC) and

the

residual risk

add-on

(the

RRAO). The

SBM

captures

the
delta,

vega

and

curvature

risk

of

the

underlying

trading

positions,

and

the

DRC

captures

the

jump-to-default

risk

in
positions subject to equity

and credit risk. In addition,

positions that may not

be adequately capitalized by

the SBM and
the DRC also attract an RRAO charge. The new

FRTB framework replaced the value-at-risk (VaR)- and stressed VaR-based
Basel 2.5 market risk framework.

Market risk under standardized approach
Semi-annual |
In this Pillar 3

report, we are introducing the

“MR1: Market risk under standardized

approach”

table for the first
time, as part of the final

Basel III standards. The MR1

table shows the components

of risk-weighted assets (RWA)

under
the standardized approach.

Market risk RWA under the standardized approach were USD 30.5bn as of 30 June 2025. As
we

have

introduced

the

standardized

approach

of

the

FRTB

framework

from

1 January

2025, no

comparative-period
information for 31 December 2024 is available.
MR1: Market risk under standardized approach
RWA in standardized approach
USD m 30.6.25
1 General interest rate risk

5,220
2 Equity risk

7,399
3 Commodity risk

761
4 Foreign exchange risk

1,475
5 Credit spread risk – non-securitizations

2,903
6 Credit spread risk – securitizations (non-correlation trading portfolio)

20
7 Credit spread risk – securitizations (correlation trading portfolio)

0
8 Default risk – non-securitizations

4,353
9 Default risk – securitizations (non-correlation trading portfolio)

169
10 Default risk – securitizations (correlation trading portfolio)

0
11 Residual risk add-on

7,782
12 Internal risk transfers
1

386
13 Total

30,469
1 Internal risk transfer charge refers to the capital requirement calculated for the risk transferred between the banking book and the trading book, typically for hedging purposes.


30 June 2025 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

36
Going and gone concern requirements and eligible
capital
Quarterly |
The table

below provides

details of

the Swiss

systemically relevant

bank (SRB)

going and

gone concern

capital
requirements as required

by the Swiss Financial Market Supervisory Authority (FINMA

).
›
Refer to the “Capital management” section of

the UBS Group second quarter 2025 report,

available under ”Quarterly reporting”
at ubs.com/investors , for more information about capital management
Swiss SRB going and gone concern requirements and information
As of 30.6.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.94
1

75,367

5.00
1

82,904
Common equity tier 1 capital

10.59
2

53,407

3.50
3

58,033
of which: minimum capital

4.50

22,702

1.50

24,871
of which: buffer capital

5.50

27,747

2.00

33,162
of which: countercyclical buffer

0.46

2,338
Maximum additional tier 1 capital

4.35
2

21,960

1.50

24,871
of which: additional tier 1 capital

3.50

17,657

1.50

24,871
of which: additional tier 1 buffer capital

0.80

4,036
Eligible going concern capital
Total going concern capital

18.18

91,721

5.53

91,721
Common equity tier 1 capital

14.41

72,709

4.39

72,709
Total loss-absorbing additional tier 1 capital

3.77

19,012

1.15

19,012
of which: high-trigger loss-absorbing additional tier 1 capital

3.77

19,012

1.15

19,012
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

54,108

3.75
7

62,178
of which: base requirement including add-ons for market share and

LRD

10.73

54,108

3.75

62,178
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.71

99,450

6.00

99,450
Total tier 2 capital

0.04

196

0.01

196
of which: non-Basel III-compliant tier 2 capital

0.04

196

0.01

196
TLAC-eligible senior unsecured debt

19.67

99,254

5.99

99,254
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.66

129,475

8.75

145,083
Eligible total loss-absorbing capacity

37.89

191,171

11.53

191,171
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

504,500
Leverage ratio denominator

1,658,089
1 Includes applicable add-ons of 1.62% for risk-weighted assets

(RWA) and 0.50% for leverage ratio

denominator (LRD), of which 18 basis points for RWA reflect

the Pillar 2 capital add-on for the residual exposure
(after collateral mitigation)

to hedge funds,

private equity and

family offices,

effective 1 January

2025.

2 Includes the

Pillar 2 add-on for

the residual exposure (after

collateral mitigation) to

hedge funds, private
equity and family offices of 0.12%

for CET1 capital and 0.05% for

AT1 capital, effective 1

January 2025. For AT1

capital, under Pillar 1 requirements,

a maximum of 4.3% of AT1

capital can be used to meet

going
concern requirements; 4.35% includes the

aforementioned Pillar 2 capital

add-on.

3 Our CET1 leverage ratio

requirement of 3.50% consists of

a 1.5% base requirement,

a 1.5% base buffer

capital requirement,
a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity

of between one

and two years.

Once at least

75% of

the minimum

gone concern

requirement has been

met with

instruments that

have a remaining

maturity of greater

than two

years, all
instruments that have a remaining

maturity of between one

and two years remain

eligible to be included

in the total gone concern

capital.

5 From 1 January

2023, the resolvability discount

on the gone concern
capital requirements for systemically important

banks (SIBs) has been replaced with

reduced base gone concern capital requirements

equivalent to 75% of the total

going concern requirements (excluding countercyclical
buffer requirements and the Pillar

2 add-on).

6 As of July 2024,

the Swiss Financial Market

Supervisory Authority (FINMA) has the

authority to impose a

surcharge of up to 25%

of the total going concern

capital
requirements (excluding countercyclical buffer requirements and the Pillar 2 add-on) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08%
for RWA and 0.38% for LRD.


30 June 2025 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

37
Semi-annual |

The

CCyB1

table

below

provides

details

of

the

risk-weighted

assets

(RWA)

used

in

the

computation

of

the
countercyclical

capital

buffer

(the

CCyB)

requirement

applicable

to

private-sector

exposures

in

UBS Group
AG consolidated. During the

first half

of 2025

our bank-specific CCyB

requirement decreased by

3 basis points

to 13 basis
points, primarily driven by

a reduction in RWA.

Notably, CCyB rates remained

unchanged compared with their

levels on
31 December 2024.
›
Refer to the “Risk management and control” section of the

UBS Group Annual Report 2024, available under ”Annual

reporting” at
ubs.com/investors
, for more information about the methodology

of geographical allocation used
CCyB1: Geographical distribution of credit exposures used in the countercyclical capital buffer
USD m, except where indicated 30.6.25
Geographical breakdown
Countercyclical capital
buffer rate, %
Risk-weighted assets
used in the computation
of the countercyclical
capital buffer
1
Bank-specific
countercyclical capital
buffer rate, % Countercyclical amount
Hong Kong SAR

0.50

1,717
Luxembourg

0.50

5,982
United Kingdom

2.00

11,819
Sweden

2.00

544
Australia

1.00

2,265
Germany

0.75

4,427
France

1.00

2,310
Netherlands

2.00

1,697
Belgium

1.00

593
South Korea

1.00

330
Sum

31,684
Total

313,467

0.13

656
1 Includes private-sector exposures in the

countries that are Basel Committee on

Banking Supervision (BCBS)-member jurisdictions, under the following categories:

“Credit risk”, “Counterparty credit risk”, “Settlement
risk”, “Securitization exposures in the banking book” and “Amounts below thresholds for deduction (250% risk weight)”, as well as the corresponding trading book charges included under “Marke

t

risk”.

Explanation of the differences between the IFRS Accounting

Standards and regulatory scopes of
consolidation
Semi-annual |

As of 30 June

2025, UBS

Asset Management

Life Ltd

(total assets

on a

standalone basis

as of

30 June 2025:
USD 19,651m; total equity on a

standalone basis as of 30 June 2025:

USD 34m) represented

the most significant entity
that

was

included

in

the

IFRS

Accounting

Standards

scope

of

consolidation

but

not

in

the

regulatory

scope

of
consolidation. This

life insurance

entity accounts

for most

of the

difference

between the

“Balance sheet

in accordance
with IFRS Accounting Standards scope of consolidation”

and the “Balance sheet in accordance with regulatory

scope of
consolidation” columns

in the

CC2 table

in this

report. The

difference

is mainly

related

to financial

assets at

fair value
not held for trading and other financial liabilities

designated at fair value. Further differences

are mainly related to other
entities that

are not

active in

banking and

finance and

are, therefore,

generally not

consolidated under

the regulatory
scope of consolidation.

In

the

banking

book,

certain

equity

investments

are

not

consolidated

under

either

the

IFRS

Accounting

Standards

or
under the regulatory scopes. As of 30 June 2025, these investments mainly consisted of infrastructure holdings and joint operations

(e.g.

settlement

and

clearing

institutions,

and

stock

and

financial

futures

exchanges)

and

included

our
participation in SIX Group. These investments are

risk weighted based on applicable threshold rules.
›
Refer to our legal entity structure, available under

“Holding company and significant regulated subsidiaries

and sub-groups” at
ubs.com/investors
, for more information about the legal structure

of the UBS Group and to “Note 1 Summary of

material
accounting policies” in the “Consolidated financial

statements” section of the UBS Group Annual Report 2024,

available under
“Annual reporting” at ubs.com/investors
, for more information about the IFRS Accounting Standards

scope of consolidation
›
Refer to the “Linkage between financial statements

and regulatory exposures” section of the 31 December

2024 Pillar 3 Report,
available under “Pillar 3 disclosures” at ubs.com/investors , for more information about differences between the IFRS Accounting
Standards and regulatory scopes of consolidation


30 June 2025 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

38
Semi-annual |
The CC2

table below

provides a

reconciliation

of the

balance sheet

under IFRS

Accounting Standards

to the
balance

sheet

according

to

the

regulatory

scope

of

consolidation

as

defined

by

the

Basel

Committee

on

Banking
Supervision (the BCBS) and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded
and referenced where

relevant to display all components

that are used in the “CC1:

Composition of regulatory capital”
table.

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 30.6.25
Balance sheet in
accordance with
IFRS Accounting
Standards scope
of consolidation
Effect of
deconsolidated,
proportionally
consolidated or
additional consolidated
entities for regulatory
consolidation
Balance sheet in
accordance with
regulatory scope of
consolidation References
1
USD m
Assets
Cash and balances at central banks

236,193

0

236,193
Amounts due from banks

21,527

(89)

21,438
Receivables from securities financing transactions measured at amortized cost

110,161

(17)

110,145
Cash collateral receivables on derivative instruments

45,478

45,478
Loans and advances to customers

646,048

1,055

647,103
Other financial assets measured at amortized cost

72,211

(85)

72,126
Total financial assets measured at amortized cost

1,131,618

865

1,132,482
Financial assets at fair value held for trading

169,195

10

169,205
of which: assets pledged as collateral that may be sold or repledged by counterparties

46,336

46,336
Derivative financial instruments

169,996

10

170,006
Brokerage receivables

29,068

29,068
Financial assets at fair value not held for trading

107,755

(19,562)

88,192
Total financial assets measured at fair value through profit or loss

476,014

(19,542)

456,472
Financial assets measured at fair value through other comprehensive income

6,872

(56)

6,816
Investments in associates

2,629

599

3,228
of which: goodwill

43

43

4
Property, equipment and software

16,376

(213)

16,164
Goodwill and intangible assets

7,023

(52)

6,971
of which: goodwill

6,072

6,072

4
of which: intangible assets

951

(52)

899

5
Deferred tax assets

11,631

(17)

11,614
of which: deferred tax assets recognized for tax loss carry-forwards and unused tax credits
carried forward

3,394

(13)

3,382

6
of which: deferred tax assets on temporary differences

8,236

(4)

8,232

10
Other non-financial assets

17,829

(563)

17,265
of which: net defined benefit pension and other post-employment assets

1,087

1,087

8
Total assets

1,669,991

(18,980)

1,651,011

30 June 2025 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

39
CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
(continued)
As of 30.6.25
Balance sheet in
accordance with
IFRS Accounting
Standards scope
of consolidation
Effect of
deconsolidated,
proportionally
consolidated or
additional consolidated
entities for regulatory
consolidation
Balance sheet in
accordance with
regulatory scope of
consolidation References
1
USD m
Liabilities
Amounts due to banks

31,928

113

32,041
Payables from securities financing transactions measured at amortized cost

16,314

16,314
Cash collateral payables on derivative instruments

32,980

1

32,981
Customer deposits

800,045

483

800,528
Debt issued measured at amortized cost

224,709

224,709
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital

16,608

16,608

9
Other financial liabilities measured at amortized cost

18,358

75

18,433
Total financial liabilities measured at amortized cost

1,124,334

673

1,125,006
Financial liabilities at fair value held for trading

52,330

52,330
Derivative financial instruments

183,814

6

183,820
Brokerage payables designated at fair value

57,951

57,951
Debt issued designated at fair value

113,522

10

113,532
Other financial liabilities designated at fair value

29,410

(19,669)

9,741
Total financial liabilities measured at fair value through profit or loss

437,027

(19,653)

417,374
Provisions and contingent liabilities

7,466

(480)

6,986
Other non-financial liabilities

11,465

40

11,505
of which: amount eligible for high-trigger loss-absorbing capital

(Deferred Contingent
Capital Plan (DCCP))
2

1,602

1,602

9
of which: deferred tax liabilities related to goodwill

313

313

4
of which: deferred tax liabilities related to other intangible assets

154

154

5
Total non-financial liabilities

18,931

(440)

18,491
Total liabilities

1,580,292

(19,420)

1,560,872
Equity
Share capital

334

334

1
Share premium

8,562

0

8,562

1
Treasury shares

(4,830)

(4,830)

3
Retained earnings

79,726

8

79,734

2
Other comprehensive income recognized directly in equity, net of tax

5,485

(8)

5,476

3
of which: unrealized gains / (losses) from cash flow hedges

(1,527)

(1,527)

7
Equity attributable to shareholders

89,277

0

89,277
Equity attributable to non-controlling interests

422

440

863
Total equity

89,699

440

90,140
Total liabilities and equity

1,669,991

(18,980)

1,651,011
1 References link the lines

of this table to the

respective reference numbers provided in the

“References” column in the “CC1: Composition of

regulatory capital” table in this section.

2 The IFRS Accounting Standards
carrying amount of total DCCP liabilities was USD 1,907m as of 30 June 2025. Refer to the “Compensation” section of the UBS Group Annual Report 2024, available under ”Annual reporting” at ubs.com/investors,
for more information about the DCCP.


30 June 2025 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

40
Semi-annual |
The CC1 table below provides the composition of capital

in the format prescribed by the BCBS and FINMA,

and
is based

on BCBS

Basel III

rules, unless

stated

otherwise.

Reference

is made

to

items reconciling

to the

balance

sheet
under

the

regulatory

scope

of

consolidation

as

disclosed

in

the

“CC2:

Reconciliation

of

accounting

balance

sheet

to
balance sheet under the regulatory scope of consolidation”

table in this section.
›
Refer to the documents titled “Capital and total

loss-absorbing instruments of UBS Group AG consolidated,

UBS AG consolidated
and standalone – Key features” and “UBS Group AG consolidated capital instruments and TLAC-eligible senior

unsecured debt”,
available under “Bondholder information” at ubs.com/investors,

for an overview of the main features of our regulatory

capital
instruments, as well as the full terms and

conditions

CC1: Composition of regulatory capital
As of 30.6.25
Amounts

References
1
USD m, except where indicated
Common Equity Tier 1 capital: instruments and reserves
1
Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus

8,896

1
2 Retained earnings

79,734

2
3 Accumulated other comprehensive income (and other reserves)

647

3
5
Common share capital issued by subsidiaries and held by

third parties (amount allowed in group CET1)
6 Common Equity Tier 1 capital before regulatory adjustments

89,277
Common Equity Tier 1 capital: regulatory adjustments
7 Prudent valuation adjustments

(176)
8 Goodwill (net of related tax liability)

(5,779)

4
9
Other intangibles other than mortgage servicing rights (net of related tax liability)

(742)

5
10
Deferred tax assets that rely on future profitability, excluding those arising from temporary differences (net of related tax liability)
2

(3,398)

6
11 Cash flow hedge reserve

1,527

7
12 Shortfall of provisions to expected losses

(592)
13 Securitization gain on sale
14
Gains and losses due to changes in own credit risk on fair

valued liabilities

956
15 Defined benefit pension fund net assets

(1,054)

8
16
Investments in own shares (if not already subtracted from paid-in capital on reported balance sheet)

(3,756)
3

9
17 Reciprocal cross-holdings in common equity
17a

Qualified holdings where a significant influence is exercised with other owners (CET1 instruments)
17b

Immaterial investments (CET1 items)
18
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank
does not own more than 10% of the issued share capital (amount above 10% threshold)
19
Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation
(amount above 10% threshold)
20 Mortgage servicing rights (amount above 10% threshold)
21
Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)

(1,070)

10
22 Amount exceeding the 15% threshold
23 of which: significant investments in the common stock of financials
24 of which: mortgage servicing rights
25 of which: deferred tax assets arising from temporary differences
26 National specific regulatory adjustments
26a
of which: adjustments to financial statements in accordance

with a recognized international accounting standard
26b Other adjustments

(2,484)
4
27
Regulatory adjustments applied to Common Equity

Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions
28 Total regulatory adjustments to Common Equity Tier 1

(16,568)
29 Common Equity Tier 1 capital (CET1)

72,709

30 June 2025 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

41
CC1: Composition of regulatory capital (continued)
As of 30.6.25
Amounts

References
1
USD m, except where indicated
Additional Tier 1 capital: instruments
30
Directly issued qualifying additional Tier 1 instruments plus related stock surplus

19,012
31
of which: classified as equity under applicable accounting

standards
32
of which: classified as liabilities under applicable accounting standards

19,012
33
Directly issued capital instruments subject to phase-out from additional Tier 1
34
Additional Tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed

in
group AT1)
36 Additional Tier 1 capital before regulatory adjustments

19,012
Additional Tier 1 capital: regulatory adjustments
37 Investments in own additional Tier 1 instruments
5
38 Reciprocal cross-holdings in additional Tier 1 instruments
38a
Qualified holdings where a significant influence is exercised with other owners (AT1 instruments)
38b Immaterial investments (AT1 instruments)
39
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank
does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)
40
Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation
41 National specific regulatory adjustments
42
Regulatory adjustments applied to additional Tier 1 due to insufficient

Tier 2 to cover deductions
42a
Regulatory adjustments applied to CET1 capital due

to insufficient additional Tier 1 to cover deductions
43 Total regulatory adjustments to additional Tier 1 capital
44 Additional Tier 1 capital (AT1)

19,012

9
45 Tier 1 capital (T1 = CET1 + AT1)

91,721
Tier 2 capital: instruments and provisions
46 Directly issued qualifying Tier 2 instruments plus related stock surplus
48
Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount
allowed in group Tier 2)
50 Provisions
51 Tier 2 capital before regulatory adjustments
Tier 2 capital: regulatory adjustments
52 Investments in own Tier 2 instruments
53 Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities
53a

Qualified holdings where a significant influence is exercised with other owners (T2 instruments and other TLAC instruments)
53b
Immaterial investments (T2 instruments and other TLAC

instruments)
54
Investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10%

of the issued common share capital of the entity (amount

above 10% threshold)
55
Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of
regulatory consolidation (net of eligible short positions)
56 National specific regulatory adjustments
56a Excess of the adjustments, which are allocated to the AT1 capital
57 Total regulatory adjustments to Tier 2 capital
58 Tier 2 capital (T2)
59 Total regulatory capital (TC = T1 + T2)

91,721
60 Total risk-weighted assets

504,500
Capital ratios and buffers
61 Common Equity Tier 1 (as a percentage of risk-weighted assets)

14.41
62 Tier 1 (as a percentage of risk-weighted assets)

18.18
63
Total capital (as a percentage of risk-weighted assets)

18.18
64
Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher

loss absorbency
requirement, expressed as a percentage of risk-weighted assets)
6

4.13
65 of which: capital conservation buffer requirement

2.50
66 of which: bank-specific countercyclical buffer requirement

0.13
67
of which: higher loss absorbency requirement

1.50
68
Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank’s minimum capital requirements

9.91
Amounts below the thresholds for deduction (before risk weighting)
72
Non-significant investments in the capital and other TLAC liabilities of other financial entities

4,106
73 Significant investments in the common stock of financial entities

3,523
74 Mortgage servicing rights (net of related tax liability)

3
75
Deferred tax assets arising from temporary differences (net of related tax liability)

7,378
Applicable caps on the inclusion of provisions in Tier 2
76
Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77 Cap on inclusion of provisions in Tier 2 under standardized approach
78
Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79 Cap for inclusion of provisions in Tier 2 under internal ratings-based approach
1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope
of consolidation” table

in this section.

2 IFRS Accounting Standards

netting for deferred

tax assets and

liabilities is reversed

for items deducted

from CET1 capital.

3 Includes USD

2,006m capital reserves

for
expected future share

repurchases.

4 Includes USD 1,032m

in a compensation-related

charge for regulatory

capital purposes

5 Under IFRS Accounting

Standards, debt issued

and subsequently repurchased

is
treated as extinguished.

6 BCBS requirements are exceeded by UBS’s Swiss SRB requirements. Refer to the “Capital, liquidity and funding,

and balance sheet“ section of the UBS

Group Annual Report 2024, available
under ”Annual reporting” at ubs.com/investors, for more information about the Swiss SRB requirements.


30 June 2025 Pillar 3 Report |
UBS Group | Total loss-absorbing capacity

Total loss-absorbing capacity
Resolution group – composition of total loss-absorbing

capacity
Semi-annual

|
The

TLAC1

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

rules

and

only

applicable

to
UBS Group AG

as

the

ultimate

parent

entity

of

the

defined

UBS

resolution

group,

to

which,

in

case

of

resolution,
resolution tools (e.g. a bail-in) are expected to be applied.
In the

first half

of 2025,

our eligible additional

tier 1 (AT1) instruments

increased by USD 2.6bn,

mainly driven by

issuances
of AT1 capital instruments equivalent to a total

of USD 3.0bn and positive impacts from

interest rate risk hedge, foreign
currency translation and other effects, partly offset by the call of AT1 capital instruments equivalent to USD 1.3bn.
Non-regulatory capital

elements of

total loss-absorbing

capacity (TLAC)

increased by

USD 1.8bn, mainly

driven by

new
issuances of

TLAC-eligible senior

unsecured debt

instruments totaling

USD 6.6bn equivalent

and positive

impacts from
interest

rate

risk

hedge,

foreign

currency

translation

and

other

effects.

These

effects

were

partly

offset

by

the

call

of
USD 7.0bn equivalent

TLAC-eligible senior

unsecured debt

instruments and

USD 4.1bn equivalent

TLAC-eligible

senior
unsecured debt

instruments ceasing

to be eligible

as non-regulatory

capital elements

of TLAC as

they entered

the final
year before maturity.
TLAC1: TLAC composition for G-SIBs (at resolution group level)
30.6.25 31.12.24
USD m, except where indicated
Regulatory capital elements of TLAC and adjustments
1 Common Equity Tier 1 capital (CET1)

72,709

71,367
2
Additional Tier 1 capital (AT1) before TLAC adjustments

19,012

16,372
3 AT1 ineligible as TLAC as issued out of subsidiaries to third parties
4
Other adjustments

5
Total AT1 instruments eligible under the TLAC framework

19,012

16,372
6
Tier 2 capital (T2) before TLAC adjustments

1
7
Amortized portion of T2 instruments where remaining maturity

> 1 year

8
T2 capital ineligible as TLAC as issued out of subsidiaries

to third parties
9
Other adjustments

10
Total T2 instruments eligible under the TLAC framework

1
11
TLAC arising from regulatory capital

91,721

87,739
Non-regulatory capital elements of TLAC

12
External TLAC instruments issued directly by the bank and subordinated to excluded liabilities
13
External TLAC instruments issued directly by the bank which are not subordinated to excluded liabilities but meet all other

TLAC term sheet
requirements

99,254

97,449
14 of which: amount eligible as TLAC after application of the caps
15
External TLAC instruments issued by funding vehicles prior

to 1 January 2022

196

207
16
Eligible ex ante commitments to recapitalize a G-SIB in

resolution
17 TLAC arising from non-regulatory capital instruments before adjustments

99,450

97,655
Non-regulatory capital elements of TLAC: adjustments
18 TLAC before deductions

191,171

185,395
19
Deductions of exposures between multiple-point-of-entry

(MPE) resolution groups that correspond to items

eligible for TLAC (not applicable to
SPE G-SIBs)
20 Deduction of investments in own other TLAC liabilities
1
21
Other adjustments to TLAC

22 TLAC after deductions

191,171

185,395
Risk-weighted assets and leverage exposure measure for TLAC purposes
23 Total risk-weighted assets adjusted as permitted under the TLAC regime

504,500

498,538
24 Leverage exposure measure

1,658,089

1,519,477
TLAC ratios and buffers
25
TLAC (as a percentage of risk-weighted assets adjusted as permitted under the TLAC regime)

37.89

37.19
26 TLAC (as a percentage of leverage exposure)

11.53

12.20
27
CET1 (as a percentage of risk-weighted assets) available after meeting the resolution group’s minimum capital and TLAC requirements

9.91

9.60
28
Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher

loss absorbency
requirement, expressed as a percentage of risk-weighted assets)

4.13

3.66
29 of which: capital conservation buffer requirement

2.50

2.50
30 of which: bank-specific countercyclical buffer requirement

0.13

0.16
31
of which: higher loss absorbency requirement

1.50

1.00
1 Under IFRS Accounting Standards, debt issued and subsequently repurchased is treated as extinguished.


30 June 2025 Pillar 3 Report |
UBS Group | Total loss-absorbing capacity

Resolution entity – creditor ranking at legal entity level
Semi-annual

|
The

TLAC3

table

below

provides

an

overview

of

the

creditor

ranking

structure

of

the

resolution

entity,
UBS Group AG, on a standalone basis.
UBS Group AG issues loss-absorbing AT1 capital instruments and

TLAC-eligible senior unsecured debt.

UBS Group AG grants Deferred

Contingent Capital Plan

awards to UBS Group

employees,

which qualify as Basel

III AT1
capital

on

a

UBS Group

consolidated

basis

and

totaled

USD 2,405m

as

of

30 June

2025

(31 December

2024:
USD 2,044m).

The

related

liabilities

of

UBS Group AG

on

a

standalone

basis

of

USD 1,589m

(31 December

2024:
USD 1,519m) are

not included

in the

table below,

as these

do not

give rise

to any

current claims

until the

awards are
legally vested.
As

of

30 June

2025,

the

TLAC

available

on

a

UBS Group AG

consolidated

basis

amounted

to

USD 191,171m
(31 December 2024: USD 185,395m).
›
Refer to “Holding company and significant regulated

subsidiaries and sub-groups” at
ubs.com/investors

for more information
about UBS Group AG standalone for the six-month

period ended 30 June 2025
›
Refer to “Bondholder information” at ubs.com/investors

for more information
›
Refer to the “TLAC1: TLAC composition for

G-SIBs (at resolution group level)” table in this section

for more information about
TLAC for UBS Group AG consolidated
TLAC3: Creditor ranking at legal entity level for the resolution entity,

UBS Group AG
As of 30.6.25 Creditor ranking Total
USD m 1 2 3
1 Description of creditor ranking
Common shares
(most junior)
1
Additional Tier 1
Bail-in debt and
pari passu
liabilities
(most senior)
2 Total capital and liabilities net of credit risk mitigation
2

67,139

17,180

117,189

201,507
3
Subset of row 2 that are excluded liabilities

4 Total capital and liabilities less excluded liabilities (row 2 minus row 3)

67,139

17,180
3,4,5

117,189
6,7

201,507
5
Subset of row 4 that are potentially eligible as TLAC

67,139

16,797
5

105,352
8

189,287
6 Subset of row 5 with 1 year ≤ residual maturity < 2 years

14,792
9

14,792
7 Subset of row 5 with 2 years ≤ residual maturity < 5 years

37,024

37,024
8 Subset of row 5 with 5 years ≤ residual maturity < 10 years

39,992

39,992
9
Subset of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities

13,543

13,543
10 Subset of row 5 that is perpetual securities

67,139

16,797

83,936
1 Common shares including the associated reserves are equal to the equity of UBS Group AG standalone attributable to shareholders.

2 No credit risk mitigation is applied to capital and liabilities for UBS Group AG standalone.

3 Includes interest expense accrued on AT1 capital instruments, which is not eligible as TLAC.

4 An AT1 instrument in the amount of USD 1.3bn was redeemed and AT1 instruments in a total amount of USD 3bn were issued during the six

months ended 30 June 2025.

5 Includes an AT1 instrument

in the amount of USD 1.6bn, the

call of which was announced on

2 July 2025 and executed on 7

August 2025.

6 Includes interest

expense accrued

on bail-in debt,

interest-bearing liabilities

that consist of

loans from

UBS AG

and UBS Switzerland

AG, negative

replacement values,

and tax and

other liabilities

that are

not
excluded liabilities under Swiss law and that rank pari passu to bail-in debt.

7 Bail-in debt of USD 11.3bn was redeemed and bail-in debt of USD 7bn was issued during the six months ended 30 June 2025.

8 Bail-
in debt of USD 7.4bn

has residual maturity of less

than one year and is

not potentially eligible as TLAC.

9 Includes bail-in debt in

the amount of USD 1.5bn,

the call of which was

announced on 2 July 2025

and
executed on 15 July 2025.


30 June 2025 Pillar 3 Report |
UBS Group | Leverage ratio

Leverage ratio
Basel III leverage ratio
Quarterly |

The Basel Committee

on Banking Supervision

(the BCBS) leverage ratio,

as summarized in

the “KM1: Key

metrics“
table in

section 2

of this

report,

is calculated

by dividing

the period-end

tier 1 capital

by the

period-end leverage

ratio
denominator (the LRD).
The LRD consists of on-balance sheet assets and off-balance sheet items based on IFRS Accounting Standards. Derivative exposures are

adjusted for

a number of

items, including

replacement values

and eligible

cash variation

margin netting,
potential future

exposure and

net notional

amounts for

written credit

derivatives. The

LRD also

includes an

additional
charge

for counterparty credit risk related to securities financing transactions

(SFTs).
On-balance

sheet

items

(excluding

derivatives

and

securities

financing

transactions

(SFTs),

but

including

collateral),

as
disclosed in the

LR2 table,

differ from IFRS

Accounting Standards

total assets

due to

adjustments to the

former for

the
application of the regulatory scope of consolidation and due to the carrying amounts for derivative financial instruments and SFTs, which

are removed

and replaced

with exposures,

as per

the leverage

ratio rules, in

separate line

items in the
LR2 table.
Difference between the Swiss systemically relevant bank

and BCBS leverage ratio
The LRD is

the same under

Swiss systemically relevant

bank (SRB) and

BCBS rules. However,

there is a

difference in

the
capital numerator between the two frameworks. Under BCBS

rules only common equity tier 1 and additional

tier 1 (AT1)
capital are included

in the numerator.

Under Swiss SRB rules

UBS is required

to meet going and

gone concern leverage
ratio requirements.

Therefore,

depending on

the requirement,

the numerator

includes tier 1

capital instruments,

tier 2
capital instruments and / or total loss-absorbing capacity-eligible senior unsecured debt.
The

difference

between

the total

leverage

ratio

exposures

of USD 1,658.1bn

and total

consolidated

assets

as per

the
published financial

statements of

USD 1,670.0bn was

USD 11.9bn, reflecting

the sum

of lines 2

to 12 in

the following
table.
LR1: Summary comparison of accounting assets vs leverage ratio exposure measure
1
USD m 30.6.25 31.3.25 31.12.24
1 Total consolidated assets as per published financial statements

1,669,991

1,543,363

1,565,028
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting
purposes but outside the scope of regulatory consolidation

(20,348)

(18,302)

(17,750)
3
Adjustment for securitized exposures that meet the operational requirements for the recognition of risk transference
4 Adjustments for temporary exemption of central bank reserves (if applicable)
5
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure

6
Adjustments for regular-way purchases and sales of financial assets subject to trade date accounting
7 Adjustments for eligible cash pooling transactions
8 Adjustments for derivative financial instruments

(58,682)

(27,249)

(97,478)
9
Adjustment for securities financing transactions (i.e. repos and similar secured lending)

11,963

10,547

10,246
10
Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)

66,646

64,103

69,788
11
Adjustments for prudent valuation adjustments and specific and general provisions which have reduced Tier 1 capital
2

(592)

(578)
12 Other adjustments

(10,888)

(10,301)

(10,356)
12a of which: asset amounts deducted in determining Tier 1 capital

(11,981)

(11,336)

(11,586)
12b
of which: consolidated entities under the regulatory scope

of consolidation

1,093

1,035

1,230
13 Leverage ratio exposure

1,658,089

1,561,583

1,519,477
1 The comparative-period information for 31.12.2024 has been amended to reflect the LR1 disclosure format effective from 1 January 2025 under the final Basel III standards. Refer to the 31 December 2024

Pillar 3
report, available under “Pillar

3 disclosures” at ubs.com/investors,

for more information about

previously published LR1 disclosures

.

2 Reflects the shortfall

to expected losses on

advanced internal ratings-based
portfolio less general provisions. Deduction items other than the IRB shortfall are disclosed in row

12a.

30 June 2025 Pillar 3 Report |
UBS Group | Leverage ratio

LR2: Leverage ratio common disclosure
1
USD m, except where indicated 30.6.25 31.3.25 31.12.24
On-balance sheet exposures
1
On-balance sheet items (excluding derivatives and securities financing transactions (SFTs), but including collateral)

1,321,802

1,233,897

1,196,136
2
Gross-up for derivatives collateral provided where deducted from balance sheet assets pursuant to the operative accounting
framework
3
(Deductions of receivable assets for cash variation margin provided in derivatives transactions)

(45,478)

(38,997)

(43,952)
4
(Adjustment for securities received under securities financing transactions that are recognised as an asset)
5
(Specific and general provisions associated with on-balance sheet exposures that are deducted from Tier 1 capital)

(651)

(630)
6
(Asset amounts deducted in determining Tier 1 capital)

(11,981)

(11,336)

(11,586)
7 Total on-balance sheet exposures (excluding derivatives and SFTs)

1,263,692

1,182,933

1,140,598
Derivative Exposures
8
Replacement cost associated with all derivatives transactions (where applicable net of eligible cash variation margin and/or
with bilateral netting)

59,792

55,440

48,149
9
Add-on amounts for potential future exposure associated

with all derivatives transactions

114,223

108,400

102,062
10
(Exempted qualifying central counterparty (QCCP) leg of client-cleared trade exposures)

(18,849)

(15,524)

(19,136)
11
Adjusted effective notional amount of all written credit

derivatives
2

65,631

84,284

63,230
12
(Adjusted effective notional offsets and add-on deductions for written credit derivatives)
3

(64,009)

(82,835)

(62,278)
13 Total derivative exposures

156,788

149,765

132,027
Securities financing transaction exposures
14
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions

271,059

260,304

267,231
15
(Netted amounts of cash payables and cash receivables of gross SFT assets)

(112,117)

(106,121)

(100,411)
16 Counterparty credit risk exposure for SFT assets

11,963

10,547

10,245
17 Agent transaction exposures
18 Total securities financing transaction exposures

170,905

164,730

177,065
Other off-balance sheet exposures
19
Off-balance sheet exposure at gross notional amount

291,757

278,126

276,719
20 (Adjustments for conversion to credit equivalent amounts)

(225,112)

(214,022)

(206,931)
21
(Specific and general provisions associated with off-balance sheet exposures deducted in determining Tier 1 capital)

59

52
22 Total off-balance sheet items

66,705

64,156

69,788
Capital and total exposures (leverage ratio denominator),

phase-in
23 Tier 1 capital

91,721

87,837

87,739
24 Total exposures (leverage ratio denominator)

1,658,089

1,561,583

1,519,477
Leverage ratio
25

Basel III leverage ratio (including the impact of any applicable temporary exemption of central bank reserves)
4

5.53

5.62

5.77
25a
Basel III leverage ratio (excluding the impact of any applicable temporary exemption of central bank reserves)
4

5.53

5.62

5.77
26 Leverage ratio minimum requirement
5

3.00

3.00

3.00
27 Leverage ratio buffers
5

2.00

2.00

2.00
Disclosure of mean values
28
Mean value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash
payables and cash receivables

155,918

159,968
29
Quarter-end value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated
cash payables and cash receivables

158,942

154,183
30
Total exposures (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean
values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated
cash payables and cash receivables)
4

1,655,065

1,567,368
30a
Total exposures (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean
values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of
associated cash payables and cash receivables)
4

1,655,065

1,567,368
31
Basel III leverage ratio (including the impact of any applicable temporary exemption of central bank reserves) incorporating
mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of
associated cash payables and cash receivables)
4

5.54

5.60
31a
Basel III leverage ratio (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating
mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of
associated cash payables and cash receivables)
4

5.54

5.60
1 The comparative-period

information for 31.12.2024

has been amended

to reflect the

LR2 disclosure format

effective from 1

January 2025 under

the final Basel

III standards. Specifically,

collateral for derivative
positions has been included in row 1 of the LR2 table and has been adjusted as applicable under leverage ratio

rules in the subsequent rows. Refer to the

31 December 2024 Pillar 3 report, available under “Pillar 3
disclosures” at ubs.com/investors, for more information about previously published LR2 disclosures.

2 Includes protection sold, including agency transactions.

3 Protection sold can be offset with protection bought
on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

4 There is currently no temporary exemption of central
bank reserves for UBS.

5 The buffer is based on Swiss SRB requirements as per the Capital Adequacy Ordinance.

These requirements are above BCBS requirements for G-SIBs.

LRD development during the second quarter of 2025
Quarterly |
During

the

second

quarter

of

2025,

the

LRD

increased

by

USD 96.5bn

to

USD 1,658.1bn.

The

increase

was
primarily driven by currency effects

of USD 88.1bn and asset size and other movements of USD 8.4bn.
On-balance sheet exposures (excluding

derivatives and securities financing

transactions) increased by USD 80.8bn, mainly
due to

currency

effects

of

USD 74.0bn

and

asset

size

and other

movements

of

USD 6.7bn.

The

asset

size

movement
mainly reflected increases

in the high-quality

liquid asset portfolio

and lending balances

in Global Wealth

Management
and Personal & Corporate Banking, partly offset by a decrease in cash and balances at central banks in Group Treasury.

30 June 2025 Pillar 3 Report |
UBS Group | Leverage ratio

Derivative

exposures

increased

by

USD 7.0bn,

mainly

due

to

currency

effects

of

USD 4.1bn

and

asset

size

and

other
movements of USD 2.9bn. The asset size movement primarily reflect ed market-driven movements.
Securities financing

transactions increased

by USD 6.2bn,

mainly due

to currency

effects of USD 6.4bn,

partly offset

by
asset size and other movements of USD 0.2bn.
Off-balance sheet items increased by USD 2.5bn, mainly due to currency effects of USD 3.6bn, partly offset by asset size
and other movements of USD 1.1bn. The asset size movement

was mainly due to decreases in commitments.
›
Refer to “Leverage ratio denominator” in the

“Risk, capital, liquidity and funding, and balance

sheet” section of the UBS Group
second quarter 2025 report, available under “Quarterly

reporting” at
ubs.com/investors , for more information

Liquidity and funding
Liquidity coverage ratio
Quarterly |
We monitor

the liquidity

coverage

ratio (the

LCR) in

all significant

currencies

in order

to manage

any currency
mismatch between high-quality liquid assets (HQLA) and

the net expected cash outflows in times of stress.

Pillar 3 disclosure requirement Second quarter 2025 report section Disclosure Second quarter 2025 report page number
Concentration of funding sources Balance sheet and off-balance sheet Liabilities, by product and currency 53
High-quality liquid assets
Quarterly |
HQLA must be easily and immediately convertible into cash

at little or no loss of value, especially during a period
of stress. HQLA

are assets that

are of low

risk and

are unencumbered. Other

characteristics of HQLA

are ease and

certainty
of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of
an active and sizable

market for the

assets, and low volatility.

Our HQLA predominantly

consist of assets that

qualify as
Level 1 in

the LCR

framework, including

cash, central

bank reserves

and government

bonds. In

the second

quarter

of
2025, our HQLA increased

by USD 40.0bn to USD 358.8bn,

mainly reflecting higher

cash available due to a

decrease in
funding

for

trading

assets

and

higher

customer

deposits,

partly

offset

by

lower

cash

available

due

to

higher

lending
assets.
High-quality liquid assets (HQLA)
Average 2Q25
1
Average 1Q25
1
USD m
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Cash balances
3
256,189 256,189 225,450 225,450
Securities (on- and off-balance sheet) 76,108 26,462 102,570 69,353 23,932 93,285
Total HQLA
4
332,297 26,462 358,759 294,803 23,932 318,735
1 Calculated based on an average of 61 data points in the

second quarter of 2025 and 62 data points in the first

quarter of 2025.

2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.

3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.

4 Calculated in accordance with FINMA requirements.


30 June 2025 Pillar 3 Report |
UBS Group | Liquidity and funding

Liquidity coverage ratio development during the second

quarter of 2025

Quarterly |
The quarterly average

LCR of the

UBS Group

increased 1.3 percentage

points to 182.3%,

remaining above

the
prudential requirement communicated

by the Swiss Financial Market Supervisory Authority (FINMA

).

The movement in the

quarterly average LCR was primarily

driven by an

increase in HQLA of

USD 40.0bn to USD 358.8bn,
mainly

reflecting

higher

cash available

due

to a

decrease

in funding

for

trading

assets

and higher

customer

deposits,
partly offset by

lower cash available

due to higher

lending assets. The

average net cash

outflows increased by

USD 20.7bn
to USD 196.8bn,

reflecting higher

outflows from

deposits, lower

net inflows from

securities financing transactions

and
higher net outflows from derivatives.
LIQ1: Liquidity coverage ratio (LCR)
Average 2Q25
1
Average 1Q25
1
USD m
Unweighted
value
Weighted
value
2
Unweighted
value
Weighted
value
2
High-quality liquid assets (HQLA)
1 Total HQLA 363,824 358,759 323,281 318,735
Cash outflows
2 Retail deposits and deposits from small business customers 378,633 43,920 350,479 40,449
3 of which: stable deposits 31,060 1,123 30,931 1,102
4 of which: less stable deposits 347,573 42,797 319,549 39,346
5 Unsecured wholesale funding 298,735 151,438 283,697 145,073
6 of which: operational deposits (all counterparties) 67,788 16,947 61,879 15,406
7 of which: non-operational deposits (all counterparties) 215,995 119,540 205,881 113,731
8 of which: unsecured debt 14,952 14,952 15,937 15,937
9 Secured wholesale funding 95,185 88,492
10 Additional requirements: 173,923 51,456 166,291 46,723
11 of which: outflows related to derivatives and other transactions 89,777 30,989 81,688 26,600
12 of which: outflows related to loss of funding on debt products
3
535 535 189 189
13 of which: committed credit and liquidity facilities 83,610 19,932 84,413 19,934
14 Other contractual funding obligations 32,429 30,004 29,370 27,495
15 Other contingent funding obligations 341,262 13,102 336,195 13,781
16 Total cash outflows 385,105 362,013
Cash inflows
17 Secured lending 313,077 116,535 294,064 114,857
18 Inflows from fully performing exposures 79,422 35,964 78,101 35,815
19 Other cash inflows 35,760 35,760 35,151 35,151
20 Total cash inflows 428,260 188,259 407,316 185,823
Average 2Q25
1
Average 1Q25
1
USD m, except where indicated
Total adjusted
value
4
Total adjusted
value
4
Liquidity coverage ratio (LCR)
21 Total HQLA 358,759 318,735
22 Net cash outflows 196,846 176,190
23 LCR (%)

182.31

180.96
1 Calculated based

on an average

of 61 data

points in the

second quarter of

2025 and 62

data points in

the first quarter

of 2025.

2 Calculated after

the application of

haircuts and inflow

and outflow rates.

3 Includes outflows related to loss of

funding on asset-backed securities,

covered bonds, other structured

financing instruments, asset-backed

commercial papers, structured entities

(conduits), securities investment
vehicles and other such financing facilities.

4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.



30 June 2025 Pillar 3 Report |
UBS Group | Liquidity and funding

Net stable funding ratio
Net stable funding ratio development during the second

quarter of 2025

Semi-annual |

As of 30 June

2025, the net

stable funding ratio of

the UBS Group decreased 1.8 percentage points

to 122.4%,
remaining above the prudential requirement

communicated by FINMA.

Available stable funding increased by USD 43.0bn to USD 904.7bn, mainly driven by increases in both customer deposits
and

debt

issued

measured

at

amortized

cost,

largely

driven

by

currency

effects,

as

well

as

higher

regulatory

capital.
Required

stable

funding

increased

by

USD 45.1bn

to

USD 738.9bn,

primarily

reflecting

an

increase

in

lending

assets,
which was also largely due to currency effects.
LIQ2: Net stable funding ratio (NSFR)
30.6.25 31.3.25
Unweighted value by residual maturity Unweighted value by residual maturity
USD m, except where indicated
No Maturity < 6 months
6 months to
< 1 year ≥ 1 year
Weighted
Value No Maturity < 6 months
6 months to
< 1 year ≥ 1 year
Weighted
Value
Available stable funding (ASF) item
1 Capital: 85,712 16,209 101,921 81,071 16,660 97,731
2 Regulatory Capital 85,712 16,013 101,725 81,071 16,455 97,526
3 Other Capital Instruments 196 196 205 205
4 Retail deposits and deposits from small business
customers: 409,360 6,972 18,381 394,663 390,706 7,716 16,785 376,928
5 Stable deposits 31,609 43 9 30,078 31,187 60 11 29,696
6 Less stable deposits 377,751 6,930 18,373 364,585 359,519 7,656 16,774 347,231
7 Wholesale Funding: 524,394 67,090 217,845 402,391 484,352 55,910 216,873 380,171
8 Operational Deposits 74,537 37,270 65,782 32,893
9 Other wholesale funding 449,857 67,090 217,845 365,122 418,570 55,910 216,873 347,278
10 Liabilities with matching interdependent assets 6,935 5,884
11 Other liabilities: 54,616 148,394 6,074 5,728 46,899 144,397 1 3,888 6,887
12 NSFR derivative liabilities 2,936 1
13 All other liabilities and equity not included in the
above categories 54,616 148,394 3,138 5,728 46,899 144,397 1 3,888 6,887
14 Total ASF 904,703 861,717
Required stable funding (RSF) item
15 Total NSFR high-quality liquid assets (HQLA) 39,043 41,958
16 Deposits held at other financial institutions for
operational purposes

15,585 7,999 15,978 8,212
17 Performing loans and securities: 54,045 292,720 68,250 501,056 571,424 47,747 277,811 58,280 461,464 525,696
18 Performing loans to financial institutions secured by
Level 1 HQLA or Level 2a HQLA 44,991 1,159 8 9,204 51,752 3,112 329 11,797
19 Performing loans to financial institutions secured by
Level 2b HQLA or non-HQLA and unsecured
performing loans to financial institutions 87,675 11,171 38,811 61,152 83,975 5,927 39,001 57,728
20 Performing loans to non-financial corporate clients,
loans to retail and small business customers, and
loans to sovereigns, central banks and PSEs, of which: 976 132,844 30,860 146,618 188,713 875 117,876 24,947 139,848 177,580
21
With a risk weight of less than or equal to 35%
under Basel II standardized approach for credit risk 976 53,764 8,442 1,902 14,865 875 44,188 5,227 2,725 14,225
22 Performing residential mortgages, of which: 22,706 21,857 289,059 240,608 20,613 20,562 260,235 216,187
23 With a risk weight of less than or equal to 35%
under Basel II standardized approach for credit risk 19,170 19,268 242,807 197,159 17,455 18,331 218,323 177,011
24 Securities that are not in default and do not qualify as
HQLA, including exchange-traded equities 53,069 4,504 3,203 26,560 71,748 46,871 3,595 3,732 22,051 62,404
25 Assets with matching interdependent liabilities 6,935 5,884
26 Other assets: 46,741 67,022 716 129,149 114,928 44,270 71,598 296 121,713 112,599
27 Physical traded commodities, including gold 2,536 2,156 1,641 1,394
28 Assets posted as initial margin for derivative contracts
and contributions to default funds of CCPs 41,053
1
34,895 38,911
1
33,074
29 NSFR derivative assets 3,570
1
3,570
30 NSFR derivative liabilities before deduction of variation margin posted 75,192
1
15,038 65,688
1
13,138
31 All other assets not included in the above categories 44,205 67,022 716 12,904 62,839 42,630 71,598 296 13,544 61,422
32 Off-balance sheet items 43,244 10,457 66,973 5,497 46,032 8,611 61,693 5,312
33 Total RSF 738,891 693,777
34 Net stable funding ratio (%)

122.44

124.21
1 The ≥ 1 year maturity bucket includes balances for which differentiation by maturity is not required.


30 June 2025 Pillar 3 Report |
UBS Group | Liquidity and funding

Asset encumbrance
Semi-annual |

In this Pillar 3 report, we are introducing

the “ENC: Asset encumbrance”

table for the first time, as

part of the
final Basel III standards. The

ENC table provides a

breakdown of on-

and off-balance sheet

assets between encumbered
assets, central bank facilities and unencumbered assets.

Excluding assets positioned at central banks, assets are presented as encumbered if they have been pledged as collateral against an

existing

liability

or are

otherwise not

available

for securing

additional

funding.

Assets pledged

as collateral
mainly include

assets pledged

for securities

financing transactions,

derivative transactions

or financial

guarantees, and
mortgage

loans,

which

serve

as collateral

against

loans

from

Swiss

mortgage

institutions

and

US Federal

Home

Loan
Banks

or

issued

covered

bonds.

Assets

otherwise

not

available

for

securing

additional

funding

mainly

include

assets
protected under

client asset

segregation rules

and assets

held in

certain jurisdictions

to comply

with explicit

minimum
local asset maintenance requirements.

Central bank

facilities represent

assets in

use or

remain available

to secure

transactions in

a central

bank facility.

These
assets are positioned

as collateral

with central banks

and mainly

secure undrawn

credit lines for

payment, clearing

and
settlement purposes, as well as undrawn contingency funding

facilities.

All other

assets are

presented

as unencumbered.

This

category

consists of

cash and

securities

readily realizable

in the
normal

course

of

business,

which

include

our HQLA and

unencumbered

positions

in

our

trading

portfolio,

and

other
realizable

assets

that

are

not

intended

for

obtaining

secured

funding

in

the

normal

course

of

business,

but

may

be
considered potential sources

of liquidity to

meet medium or

longer-term funding

needs, such as

loans and advances

to
customers and banks, as well as certain non-financial assets. Unencumbered assets that are considered to be available to
secure funding at the legal-entity level may be subject to restrictions that limit the total amount of assets available to the
Group as

a whole.

Assets that

cannot be

pledged as

collateral represent

assets that

by their

nature are

not considered
available to secure funding or meet collateral needs.
›
Refer to the “CC2: Reconciliation of accounting

balance sheet to balance sheet under the

regulatory scope of consolidation” table
in the “Going and gone concern requirements and

eligible capital” section of this report for

more information about the
reconciliation of the balance sheet under IFRS Accounting

Standards to the balance sheet according to the regulatory scope of
consolidation
ENC: Asset encumbrance

USD m
Encumbered assets excluding central bank
facilities
Central bank
facilities
Unencumbered assets
Total Group
of which
assets
pledged
as collateral
of which
assets
otherwise
restricted and
not available
to secure
funding
Total
encumbered
assets
of which
unencumbered
assets
of which
assets that
cannot be
pledged as
collateral
Total
unencumbered
assets
30.6.25
Balance sheet
Cash and balances at central banks

1,064

1

445

1,509

234,684

2

234,684

236,193
Amounts due from banks

3,114

3,114

18,324

18,324

21,438
Receivables from securities financing transactions measured
at amortized cost

110,145

110,145

110,145
Cash collateral receivables on derivative instruments

7,609

7,609

37,869

37,869

45,478
Loans and advances to customers

71,595

3

101

71,695

18,763

556,596

49

556,644

647,103
Other financial assets measured at amortized cost

9,500

4

5,301

5

14,801

10,718

37,377

9,230

46,607

72,126
Total financial assets measured at amortized cost

82,159

16,570

98,728

29,481

846,981

157,292

1,004,273

1,132,482
Financial assets at fair value held for trading

86,064

4

246

86,310

79

82,815

82,815

169,205
Derivative financial instruments

170,006

170,006

170,006
Brokerage receivables

29,068

29,068

29,068
Financial assets at fair value not held for trading

3,332

4

3,124

6,456

14,385

44,537

22,815

67,352

88,192
Total financial assets measured at fair value through
profit or loss

89,396

3,370

92,766

14,464

127,352

221,889

349,241

456,472
Financial assets measured at fair value through other
comprehensive income

26

1,816

1,842

103

4,871

4,871

6,816
Non-financial assets

28,902

26,339

55,241

55,241
Total balance sheet assets

171,580

21,756

193,337

44,048

1,008,106

6

405,520

1,413,626

1,651,011
Off-balance sheet

Fair value of securities accepted as collateral

465,077

9,263

474,339

10,201

162,201

162,201

646,741
1 Assets pledged to the depositor protection system in Switzerland.

2 Includes cash placed at central banks to meet local statutory minimum reserve requirements

(30 June 2025: USD 13.4bn).

3 Mortgage loans
that serve as collateral against outstanding loans from Swiss mortgage institutions, US Federal

Home Loan Banks and issued covered bonds.

4 Includes assets pledged as collateral that may be sold or repledged by counterparties.

5 Mainly includes cash collateral provided to exchanges

and clearing houses to secure securities trad

ing activity through those counterparties.

6 Includes high-quality liquid assets (30 June 2025:
USD 359.8bn).


30 June 2025 Pillar 3 Report |
UBS Group | Requirements for global

systemically important banks and related indicators

50
Requirements for global systemically important banks
and related indicators
GSIB1: Disclosure of G-SIB indicators
Semi-annual |
The Financial Stability Board

(the FSB) has determined that

UBS is a global

systemically important bank (a G-SIB),
using an indicator-based

methodology adopted by

the Basel Committee

on Banking Supervision (the

BCBS). Banks that
qualify as G-SIBs are required

to disclose 13 high-level indicators annually

for assessing the systemic importance of

G-SIBs
as defined

by the

BCBS. These

indicators are

used for the

G-SIB score

calculation and

cover five

categories: size,

cross-
jurisdictional activity, interconnectedness, substitutability / financial institution infrastructure, and complexity.
In November 2024, the FSB, in consultation with the BCBS

and national authorities, published the 2024 list of G-SIBs.

Based

on

the

published

indicators,

G-SIBs

are

subject

to

additional

common

equity

tier 1

(CET1)

capital

buffer
requirements in

a range

from 1.0%

to 3.5%.

In November

2024, the

FSB confirmed

that, based

on the

31 December
2023 indicators,

the additional

CET1 capital

buffer requirement

for the

UBS Group

will remain

at 1.5%.

As our

Swiss
systemically

relevant

bank

(SRB)

Basel III

capital

requirements

remain

above

the

BCBS

requirements,

including

the
increased G-SIB buffer, we are not affected by these additional

G-SIB requirements.
The BCBS introduced a leverage ratio buffer for G-SIBs as a part of the finalization of the Basel III framework announced in

December

2017.

The

leverage

ratio

buffer

is

set

at

50%

of

risk-weighted

higher-loss

absorbency

requirements.
Implementation of

the final

Basel III framework

in Switzerland

entered into

force on

1 January 2025.

As our Swiss

SRB
requirements remain above the BCBS requirements, these

changes did not increase our requirements.
Our

G-SIB

indicators

as

of

31 December

2024

were

published

in

July

2025

under

“Pillar 3

disclosures”

at
ubs.com/investors .


30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Introduction

51
Significant regulated subsidiaries
and sub-groups
Introduction
Scope of disclosures in this section
The sections

below include

capital and

other regulatory

information as

of 30 June 2025

for UBS AG

consolidated, UBS AG
standalone, UBS Switzerland AG

standalone, UBS Europe SE

consolidated, UBS Americas Holding LLC

consolidated and
Credit

Suisse

International

standalone.

Capital

information

in

the

following

sections

is

based

on

Pillar 1

capital
requirements. Entities may be subject to

significant additional Pillar 2 requirements, which

represent additional amounts
of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity.

30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

52
UBS AG consolidated
Key metrics for the second quarter of 2025
Quarterly |

The table

below is based

on the

Swiss Financial Market

Supervisory Authority

(FINMA) Ordinance on

the Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the second quarter of 2025, tier 1 capital decreased by USD

0.6bn to USD 88.5bn. Common equity tier 1 (CET1)
capital decreased by USD 0.9bn to USD 69.8bn, mainly as operating profit before tax of USD 0.9bn and foreign currency translation gains

of USD 2.5bn

were more

than offset

by dividend

accruals

of USD 3.5bn

and current

tax expenses

of
USD 0.3bn.

Additional

tier 1

(AT1)

capital

issued

by

the

Group

and

on

lent

to

UBS AG

increased

by

USD 0.3bn

to
USD 18.7bn, reflecting positive impacts from interest rate risk hedge, foreign currency translation and other effects.
During the second quarter of 2025, risk-weighted

assets (RWA) increased by USD 16.8bn to

USD 498.3bn,

driven by an
USD 18.7bn

increase

in

currency

effects,

partly

offset

by

a

USD 1.5bn

decrease

resulting

from

asset

size

and

other
movements and a USD 0.3bn decrease resulting from model

updates and methodology changes.
During the

second quarter

of 2025,

the leverage

ratio denominator

(the LRD)

increased by

USD 94.3bn to USD 1,660.1bn,
predominantly due to USD 88.4bn from currency effects and USD 5.8bn resulting from asset size and other movements.
The asset size

movement was mainly

driven by increases

in the high-quality

liquid asset (HQLA)

portfolio, lending balances
in Global

Wealth

Management

and Personal

& Corporate

Banking

and higher

derivative

exposures, partly

offset

by a
decrease in cash and balances at central banks in Group

Treasury.
Correspondingly, the CET1 capital ratio of

UBS AG consolidated decreased to 14.0% from

14.7%, reflecting the increase
in RWA

and the decrease

in CET1

capital. The

Basel III leverage ratio

decreased to

5.3% from 5.7%,

reflecting the increase
in the LRD and the lower tier 1 capital.
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS AG

consolidated

decreased

0.8 percentage

points

to
179.4%, remaining above the prudential requirement communicated by FINMA. The movement in the quarterly average
LCR was primarily driven by an increase in HQLA of USD 40.0bn to USD 358.9bn, mainly reflecting higher cash available
from lower

funding for

trading assets

and higher

customer

deposits, partly

offset by

lower cash

available from

higher
lending assets. The average net

cash outflows increased by USD 23.2bn

to USD 200.1bn, reflecting higher outflows from
deposits, lower net inflows from securities financing transactions and higher outflows from derivatives.
As of 30 June

2025, the net

stable funding ratio

of UBS AG consolidated

decreased 1.9 percentage

points to 120.9%,
remaining above the

prudential requirement communicated by

FINMA. Available stable funding

increased by USD 38.6bn
to

USD 892.4bn,

mainly

driven

by

increases

in

both

customer

deposits

and

debt

issued

measured

at

amortized

cost,
largely driven by currency effects,

as well as higher regulatory capital

.

Required stable funding increased by

USD 42.9bn
to USD 738.1bn, primarily reflecting higher lending assets, which were also largely due to currency effects.

30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

53
KM1: Key metrics
USD m, except where indicated
30.6.25 31.3.25 31.12.24 30.9.24 30.6.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

69,829

70,756

73,792

84,423

83,001
2 Tier 1

88,485

89,081

89,623

100,673

98,133
3 Total capital

88,485

89,081

89,623

100,675

98,133
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

498,327

481,539

495,110

515,520

509,953
4a Total risk-weighted assets (pre-floor)

498,327

481,539
4b Minimum capital requirement
1

39,866

38,523

39,609

41,242

40,796
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%)

14.01

14.69

14.90

16.38

16.28
5b Common equity tier 1 ratio (%) (pre-floor)

14.01

14.69
6 Tier 1 ratio (%)

17.76

18.50

18.10

19.53

19.24
6b Tier 1 ratio (%) (pre-floor)

17.76

18.50
7 Total capital ratio (%)

17.76

18.50

18.10

19.53

19.24
7b Total capital ratio (%) (pre-floor)

17.76

18.50
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.13

0.13

0.15

0.17

0.16
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.34

0.31

0.37

0.39

0.33
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3

2.63

2.63

2.65

2.67

2.66
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4

9.51

10.19

10.10

11.53

11.24
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

1,660,097

1,565,845

1,523,277

1,611,151

1,564,001
14
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves)
5

5.33

5.69

5.88

6.25

6.27
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)

5.33

5.69
14c
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves) incorporating mean values for SFT assets
5

5.34

5.67
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets

5.34

5.67
14e Minimum capital requirements
6

49,803

46,975
Liquidity coverage ratio (LCR)
7
15
Total high-quality liquid assets (HQLA)

358,940

318,893

331,627

360,628

280,303
16 Total net cash outflow

200,107

176,928

178,228

183,725

143,576
16a of which: cash outflows

390,719

366,165

352,482

347,583

298,083
16b of which: cash inflows

190,613

189,237

174,254

163,858

154,507
17 LCR (%) 179.45 180.28 186.08 196.34 194.12
Net stable funding ratio (NSFR)
18 Total available stable funding 892,381 853,742 847,008 903,402 882,760
19 Total required stable funding 738,056 695,201 682,504 712,729 691,477
20 NSFR (%) 120.91 122.81 124.10 126.75 127.66
1 Calculated as 8% of total RWA, based

on total capital minimum requirements,

excluding CET1 buffer requirements.

2 Swiss SRB going and gone concern

requirements and information for UBS AG

consolidated
are provided below in this section.

3 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

4 Represents the CET1
ratio that is available

to meet buffer requirements.

Calculated as the CET1 ratio

minus the BCBS CET1

capital requirement and, where

applicable, minus the

BCBS tier 2 capital requirement

met with CET1 capital.

5 There is currently no

temporary exemption of central

bank reserves for UBS.

6 The higher of capital

requirements based on 8% RWA

or 3% LRD.

7 Calculated after the application

of haircuts and inflow and
outflow rates, as well as,

where applicable, caps on Level 2

assets and cash inflows. Calculated based

on an average of 61 data points in

the second quarter of 2025 and 62 data

points in the first quarter of 2025.
For the prior-quarter data points, refer to the

respective Pillar 3 Report, available under “Pillar 3 disclosures”

at ubs.com/investors, for more information.


30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

54
Swiss systemically relevant bank going and gone concern

requirements and information

Quarterly |
The tables

below provide

details of

the Swiss

systemically relevant

bank RWA-

and LRD-based

going and

gone
concern requirements

and

information

as required

by FINMA

;

details

regarding

eligible

gone

concern instruments

are
also provided below.
Effective 1 January 2025, a

Pillar 2 capital add-on for

uncollateralized exposures to hedge

funds, private equity

and family
offices

has

been

introduced.

This

resulted

in

an

increase

of

18 basis

points

in

the

RWA-based

going

concern

capital
requirement as of 30 June 2025.
UBS AG’s

outstanding

non-Basel III-compliant

tier 2

capital

instruments

and

total

loss-absorbing

capacity-eligible
unsecured debt instruments are eligible to meet gone concern requirements until one year before maturity.
More

information

about

the

going

and

gone

concern

requirements

and

information

is

provided

in

the

“Total

loss-
absorbing

capacity”

section

of

the

UBS

AG

Annual

Report

2024,

available

under

“Annual

reporting”

at
ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 30.6.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.98
1

74,648

5.01
1

83,198
Common equity tier 1 capital

10.63
2

52,954

3.51
3

58,296
of which: minimum capital

4.50

22,425

1.50

24,901
of which: buffer capital

5.50

27,408

2.00

33,202
of which: countercyclical buffer

0.46

2,308
Maximum additional tier 1 capital

4.35
2

21,695

1.50

24,901
of which: additional tier 1 capital

3.50

17,441

1.50

24,901
of which: additional tier 1 buffer capital

0.80

3,987
Eligible going concern capital
Total going concern capital

17.76

88,485

5.33

88,485
Common equity tier 1 capital

14.01

69,829

4.21

69,829
Total loss-absorbing additional tier 1 capital

3.74

18,656

1.12

18,656
of which: high-trigger loss-absorbing additional tier 1 capital

3.74

18,656

1.12

18,656
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

53,446

3.75

62,254
of which: base requirement including add-ons for market share and LRD

10.73
7

53,446

3.75
7

62,254
Eligible gone concern capital
Total gone concern loss-absorbing capacity

18.76

93,502

5.63

93,502
Total tier 2 capital

0.04

196

0.01

196
of which: non-Basel III-compliant tier 2 capital

0.04

196

0.01

196
TLAC-eligible unsecured debt

18.72

93,306

5.62

93,306
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.70

128,094

8.76

145,452
Eligible total loss-absorbing capacity

36.52

181,987

10.96

181,987
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

498,327
Leverage ratio denominator

1,660,097
1 Includes applicable add-ons of 1.66% for risk-weighted assets (RWA) and 0.51% for leverage ratio denominator (LRD), of which 4 basis points for RWA and 1 basis points for LRD reflect a Pillar 2 capital add-on of
USD 193m related to the supply chain finance funds matter at Credit Suisse. An additional 18 basis points for RWA reflect a Pillar 2 capital add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family

offices, effective 1

January 2025.

2 Includes the Pillar 2 add-on

for the residual exposure (after

collateral mitigation) to hedge

funds, private equity

and family offices of 0.12%

for CET1
capital and 0.05% for

AT1 capital, effective

1 January 2025. For

AT1 capital, under

Pillar 1 requirements, a

maximum of 4.3% of AT1

capital can be used to

meet going concern requirements;

4.35% includes the
aforementioned Pillar 2 capital add-on.

3 Our CET1 leverage ratio requirement of 3.51% consists of

a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement, a 0.25%
market share add-on requirement based on our Swiss credit business and a 0.01% Pillar 2 capital add-on related to the supply chain finance funds matter at Credit Suisse.

4 A maximum of 25% of the gone concern
requirements can be met with

instruments that have a remaining

maturity of between one and

two years. Once at

least 75% of the minimum

gone concern requirement has been

met with instruments that have

a
remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

5 From 1 January 2023,
the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced with reduced base gone concern capital requirements equivalent to 75% of the total going
concern requirements (excluding countercyclical

buffer requirements and the

Pillar 2 add-ons).

6 As of July

2024, FINMA has the

authority to impose a

surcharge of up to 25%

of the total going

concern capital
requirements (excluding countercyclical buffer requirements and the Pillar

2 add-ons) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08%
for RWA and 0.38% for LRD.

30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

55
Swiss SRB going and gone concern information
USD m, except where indicated 30.6.25 31.3.25 31.12.24
Eligible going concern capital
Total going concern capital

88,485

89,081

89,623
Total tier 1 capital

88,485

89,081

89,623
Common equity tier 1 capital

69,829

70,756

73,792
Total loss-absorbing additional tier 1 capital

18,656

18,325

15,830
of which: high-trigger loss-absorbing additional tier 1 capital

18,656

18,325

14,585
of which: low-trigger loss-absorbing additional tier 1 capital

1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity

93,502

93,705

92,177
Total tier 2 capital

196

205

207
of which: non-Basel III-compliant tier 2 capital

196

205

207
TLAC-eligible unsecured debt

93,306

93,499

91,970
Total loss-absorbing capacity
Total loss-absorbing capacity

181,987

182,786

181,800
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

498,327

481,539

495,110
Leverage ratio denominator

1,660,097

1,565,845

1,523,277
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.8

18.5

18.1
of which: common equity tier 1 capital ratio

14.0

14.7

14.9
Gone concern loss-absorbing capacity ratio

18.8

19.5

18.6
Total loss-absorbing capacity ratio

36.5

38.0

36.7
Leverage ratios (%)
Going concern leverage ratio

5.3

5.7

5.9
of which: common equity tier 1 leverage ratio

4.2

4.5

4.8
Gone concern leverage ratio

5.6

6.0

6.1
Total loss-absorbing capacity leverage ratio

11.0

11.7

11.9


30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

56
UBS AG standalone
Key metrics for the second quarter of 2025
Quarterly |
The table below

is based on

the Swiss Financial

Market Supervisory Authority

(FINMA) Ordinance on

the Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the second quarter

of 2025, tier 1 capital increased

by USD 2.5bn to USD 91.8bn.

Common equity tier 1 (CET1)
capital increased by USD

2.2bn to USD 73.2bn,

mainly reflecting operating

profit before tax

of USD 5.7bn, partly offset
by additional

accruals

for capital

returns to

UBS Group AG

of USD 3.5bn.

Additional

tier 1 (AT1)

capital

issued by

the
Group and

on lent

to UBS AG

increased by

USD 0.3bn to

USD 18.7bn, mainly

reflecting positive

impacts from

interest
rate risk hedge, foreign currency translation and other effects

.
Phase-in risk-weighted

assets (RWA)

increased by

USD 1.6bn to

USD 516.5bn during

the second

quarter of

2025. The
second quarter included an increase

of USD 13.6bn from currency effects,

which was partly offset by

asset size and other
movements, mainly related

to RWA on investments

in subsidiaries, credit and

counterparty credit risk

RWA, and market
risk RWA.
During the second quarter of 2025, the leverage ratio denominator (the LRD) increased by USD 28.5bn to USD 964.0bn, predominantly due to

an increase of

USD 31.7bn from currency

effects,

partly offset by

a decrease of

USD 3.2bn resulting
from asset size and other movements. The asset size movement was mainly driven by lower cash and balances at central banks and

trading assets,

partly offset

by increases

in high-quality

liquid asset (HQLA)

portfolio securities, lending

balances
and securities financing transaction exposures.
Correspondingly, the phase-in

CET1 capital ratio

of UBS AG standalone

increased to 14.2%

from 13.8%, reflecting

the
increase in

CET1 capital,

partly offset

by the

aforementioned increase

in phase-in RWA

.

The Basel III

leverage ratio

was
stable at 9.5%, as the aforementioned increase in the LRD was offset by the increase in tier 1 capital.
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS AG

standalone

increased

6.3 percentage

points

to
235.5%, remaining above the prudential requirement communicated by FINMA. The movement in the quarterly average
LCR was primarily driven by an increase in HQLA of USD 26.9bn to USD 177.4bn, mainly reflecting higher cash available
from

lower

funding

for

trading

assets,

partly

offset

by

lower

cash

available

from

higher

funding

to

subsidiaries

and
securities financing transactions. The

average net cash outflows

increased by USD 9.8bn to

USD 75.7bn, reflecting higher
net

outflows

from

derivatives

and

lower

net

inflows

from

securities

financing

transactions

and

funding

provided

to
subsidiaries, partly offset by lower outflows from undrawn loan commitments.
As

of

30 June

2025,

the

net

stable

funding

ratio

decreased

1.3 percentage

points

to

96.7%,

remaining

above

the
prudential requirement

communicated

by FINMA.

Available stable

funding increased

by USD 10.8bn

to USD 421

.3bn,
predominantly

driven

by

higher

customer

deposits,

largely

driven

by

currency

effects,

and

higher

regulatory

capital.
Required

stable

funding

increased

by

USD 16.9bn

to

USD 435.5bn,

mainly

reflecting

higher

intercompany

funding
provided to subsidiaries and an increase in trading assets.

30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

57
KM1: Key metrics
USD m, except where indicated
30.6.25 31.3.25 31.12.24 30.9.24 30.6.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

73,178

70,980

75,051

83,113

82,329
2 Tier 1

91,834

89,305

90,881

99,363

97,461
3 Total capital

91,834

89,305

90,882

99,365

97,461
Risk-weighted assets (amounts) 1
4 Total risk-weighted assets (RWA)

516,479

514,897

507,964

565,180

554,478
4a Total risk-weighted assets (pre-floor)

516,479

514,897
4b Minimum capital requirement
2

41,318

41,192

40,637

45,214

44,358
Risk-based capital ratios as a percentage of RWA
1
5 Common equity tier 1 ratio (%)

14.17

13.79

14.77

14.71

14.85
5b Common equity tier 1 ratio (%) (pre-floor)

14.17

13.79
6 Tier 1 ratio (%)

17.78

17.34

17.89

17.58

17.58
6b Tier 1 ratio (%) (pre-floor)

17.78

17.34
7 Total capital ratio (%)

17.78

17.34

17.89

17.58

17.58
7b Total capital ratio (%) (pre-floor)

17.78

17.34
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.15

0.15

0.19

0.19

0.18
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.00

0.00

0.00

0.00

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.65

2.65

2.69

2.69

2.68
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5

9.67

9.29

9.89

9.58

9.58
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

964,000

935,496

899,348

944,404

921,796
14
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves)
6

9.53

9.55

10.11

10.52

10.57
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)

9.53

9.55
14c
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves) incorporating mean values for SFT assets
6

9.56

9.52
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets

9.56

9.52
14e Minimum capital requirements
7

41,318

41,192
Liquidity coverage ratio (LCR)
8
15
Total high-quality liquid assets (HQLA)

177,434

150,544

142,661

170,179

137,003
16 Total net cash outflow

75,720

65,962

58,620

60,445

50,458
16a of which: cash outflows

248,255

238,931

231,213

228,228

197,846
16b of which: cash inflows

172,535

172,969

172,593

167,783

147,387
17 LCR (%) 235.52

229.18

243.95

282.26

269.55
Net stable funding ratio (NSFR)
9
18 Total available stable funding 421,323 410,507 410,197 446,435 448,005
19 Total required stable funding 435,547 418,661 421,792 444,875 437,275
20 NSFR (%) 96.73 98.05 97.25 100.35 102.45
1 Based on phase-in rules for RWA. Refer to “Swiss systemically relevant bank going and gone concern requirements and information” below for more information.

2 Calculated as 8% of total RWA, based on total
capital minimum requirements, excluding CET1 buffer requirements.

3 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided below in this section.

4 Excludes non-
BCBS capital buffer requirements for risk-weighted

positions that are directly or indirectly backed

by residential properties in Switzerland.

5 Represents the CET1 ratio that is

available to meet buffer requirements.
Calculated as the

CET1 ratio minus

the BCBS CET1

capital requirement and,

where applicable, minus

the BCBS tier

2 capital requirement

met with CET1

capital.

6 There is currently

no temporary exemption

of
central bank reserves for UBS.

7 The higher of capital requirements based on

8% RWA or 3% LRD.

8 Calculated after the application of haircuts and inflow

and outflow rates, as well as,

where applicable, caps
on Level 2

assets and cash

inflows. Calculated based

on an average

of 61 data points

in the second quarter

of 2025 and

62 data points in

the first quarter of

2025. For

the prior-quarter

data points, refer

to the
respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

9 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.


30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

58
Swiss systemically relevant bank going and gone concern

requirements and information

Quarterly |
The tables

below provide

details of

the Swiss

systemically relevant

bank RWA-

and LRD-based

going and

gone
concern requirements

and

information

as required

by FINMA;

details

regarding

eligible

gone

concern instruments

are
also provided below.
UBS AG standalone

is subject

to a

gone concern capital

requirement based

on the sum

of: (i) the

nominal value

of the
gone concern

instruments issued

by UBS

entities and

held by

the parent

firm; (ii) 75%

of the

capital requirements

resulting
from third-party exposure

on a standalone

basis; and (iii) a

buffer requirement equal

to 30% of

the Group’s gone

concern
capital requirement on UBS AG’s

consolidated exposure. The gone concern

capital requirement is the higher

of the RWA-
and LRD-based

requirements,

calculated

separately.

The

gone concern

capital

coverage

ratio reflects

how much

gone
concern capital is

available to meet

the gone concern

requirement. UBS AG’s outstanding

non-Basel III-compliant tier

2
capital

instruments

and

total

loss-absorbing

capacity-eligible

unsecured

debt

instruments

are

eligible

to

meet

gone
concern requirements until one year before maturity.
Effective 1 January 2025, a

Pillar 2 capital add-on for

uncollateralized exposures to hedge

funds, private equity

and family
offices has been

introduced. This resulted in

an increase as of

30 June 2025 of 16 basis

points in the RWA

phase-in-based
going concern capital

requirement and 15 basis points

in the RWA

fully applied-based going

concern capital requirement.
More information about

the going and

gone concern requirements

is provided in

the “UBS AG

Standalone” section of
the 31 December 2024 Pillar 3 Report, available under “Pillar

3 disclosures” at
ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 30.6.25 RWA, phase-in RWA, fully applied as of 1.1.28
1
LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital

14.65
2

75,648

14.63
2

80,853

5.02
2

48,393
Common equity tier 1 capital

10.30
3

53,197

10.29
3

56,854

3.52

33,933
of which: minimum capital

4.50

23,242

4.50

24,862

1.50

14,460
of which: buffer capital

5.50

28,406

5.50

30,387

2.00

19,280
of which: countercyclical buffer

0.15

795

0.15

850
Maximum additional tier 1 capital

4.35
3

22,450

4.34
3

23,999

1.50

14,460
of which: additional tier 1 capital

3.50

18,077

3.50

19,337

1.50

14,460
of which: additional tier 1 buffer capital

0.80

4,132

0.80

4,420
Eligible going concern capital
Total going concern capital

17.78

91,834

16.62

91,834

9.53

91,834
Common equity tier 1 capital

14.17

73,178

13.25

73,178

7.59

73,178
Total loss-absorbing additional tier 1 capital

3.61

18,656

3.38

18,656

1.94

18,656
of which: high-trigger loss-absorbing additional tier 1 capital

3.61

18,656

3.38

18,656

1.94

18,656
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

516,479

552,495
Leverage ratio denominator

964,000
Required gone concern capital
4
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

79,135
Eligible gone concern capital
Total gone concern loss-absorbing capacity

93,499
Gone concern capital coverage ratio

118.15
1 Fully applied relates to participation RWA.

Direct and indirect investments including

holding of regulatory capital instruments in

Switzerland-domiciled subsidiaries and for direct and

indirect investments including
holding of

regulatory capital

instruments in

foreign-domiciled subsidiaries

are risk-weighted

at 235%

and 340%,

respectively,

for the

current year.

As per

current rules,

risk weights

will gradually

increase by
5 percentage points per

year for

Switzerland-domiciled investments

and 20

percentage points

per year

for foreign-domiciled

investments until

the fully

applied risk weights

of 250%

and 400%,

respectively,

are
applied.

2 Includes applicable add-ons

of 1.63% for risk-weighted assets

(RWA, phase-in), 1.62% for

risk-weighted assets (RWA, fully

applied) and 0.52% for

leverage ratio denominator (LRD),

of which 4 basis
points for RWA phase-in, 3 basis points for

RWA fully applied and 2 basis points for LRD reflect

a Pillar 2 capital add-on of USD 193m related to the

supply chain finance funds matter at Credit Suisse.

An additional
16 basis points for

RWA phase-in and

15 basis points

for RWA fully

applied reflect a

Pillar 2 capital

add-on for the

residual exposure (after

collateral mitigation)

to hedge funds,

private equity and

family offices,
effective 1 January 2025.

3 Includes the Pillar 2 add-on for the residual

exposure (after collateral mitigation) to hedge

funds, private equity and family

offices of 0.11% for CET1 capital and

0.05% for AT1 capital
for RWA phase-in and 0.10% for CET1 capital and 0.04% for AT1 capital for RWA fully applied, effective 1 January 2025. For AT1 capital, under Pillar 1 requirements, a maximum of 4.3% of AT1 capital can be used to meet going concern requirements; 4.35% for RWA phase-in and 4.34% for RWA fully applied include the aforementioned Pillar 2 capital add-on.

4 A maximum of 25% of the gone concern requirements can be
met with instruments that have a remaining maturity

of between one and two years. Once

at least 75% of the minimum gone concern

requirement has been met with instruments that

have a remaining maturity of
greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

59
Swiss SRB going and gone concern information
USD m, except where indicated 30.6.25 31.3.25 31.12.24
Eligible going concern capital
Total going concern capital

91,834

89,305

90,881
Total tier 1 capital

91,834

89,305

90,881
Common equity tier 1 capital

73,178

70,980

75,051
Total loss-absorbing additional tier 1 capital

18,656

18,325

15,830
of which: high-trigger loss-absorbing additional tier 1 capital

18,656

18,325

14,585
of which: low-trigger loss-absorbing additional tier 1 capital

1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity

93,499

93,703

92,174
Total tier 2 capital

193

204

204
of which: non-Basel III-compliant tier 2 capital

193

204

204
TLAC-eligible unsecured debt

93,306

93,499

91,970
Total loss-absorbing capacity
Total loss-absorbing capacity

185,333

183,009

183,055
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in

516,479

514,897

507,964
of which: investments in Switzerland-domiciled subsidiaries
1

91,537

86,606

83,221
of which: investments in foreign-domiciled subsidiaries
1

170,979

174,830

162,098
Risk-weighted assets, fully applied as of 1.1.28

552,495

551,278

555,726
of which: investments in Switzerland-domiciled subsidiaries
1

97,379

92,134

90,458
of which: investments in foreign-domiciled subsidiaries
1

201,151

205,683

202,623
Leverage ratio denominator

964,000

935,496

899,348
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

17.8

17.3

17.9
of which: common equity tier 1 capital ratio, phase-in

14.2

13.8

14.8
Going concern capital ratio, fully applied as of 1.1.28

16.6

16.2

16.4
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

13.2

12.9

13.5
Leverage ratios (%)
Going concern leverage ratio

9.5

9.5

10.1
of which: common equity tier 1 leverage ratio

7.6

7.6

8.3
Capital coverage ratio (%)
Gone concern capital coverage ratio

118.2

125.1

122.3
1 Fully applied relates to participation RWA.

Direct and indirect investments including

holding of regulatory capital instruments in

Switzerland-domiciled subsidiaries and for direct and

indirect investments including
holding of

regulatory capital

instruments in

foreign-domiciled subsidiaries

are risk-weighted

at 235%

and 340%,

respectively,

for the

current year.

As per

current rules,

risk weights

will gradually

increase by
5 percentage points per

year for

Switzerland-domiciled investments

and 20

percentage points

per year

for foreign-domiciled

investments until

the fully

applied risk weights

of 250%

and 400%,

respectively,

are
applied.



30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

60
UBS Switzerland AG standalone
Key metrics for the second quarter of 2025
Quarterly |
The table below

is based on

the Swiss Financial

Market Supervisory Authority

(FINMA) Ordinance on

the Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the second quarter of 2025, common equity tier 1 capital decreased by CHF 0.1bn to CHF 21.5bn,

mainly driven
by additional dividend accruals almost entirely offset by

operating profit.

Total risk-weighted assets (RWA) decreased by CHF 5.9bn

to CHF 168.7bn, mainly due to lower credit risk RWA.

The leverage ratio denominator

(the LRD) decreased by

CHF 2.0bn to CHF 549.7bn, mainly

due to a decrease

in securities
financing transaction exposures, partly offset by increases

in lending and cash and balances at central banks.
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS

Switzerland AG

increased

1.0 percentage

point

to
138.1%, remaining above the prudential requirement communicated by FINMA. The movement in the quarterly average
LCR was driven by an increase in high-quality liquid assets of CHF 0.7bn to CHF 111.9bn, primarily driven by higher cash available from

funding received

from UBS AG,

partly offset

by lower

cash available

from an

increase in

lending assets.
The average net cash outflows were stable.
As of

30 June

2025, the

net

stable

funding

ratio was

largely

unchanged

at

128.6%,

remaining

above

the

prudential
requirement

communicated

by

FINMA.

Available

stable

funding

decreased

by

CHF 0.4bn

to

CHF 354.6bn,

mainly
reflecting lower regulatory

capital, partly

offset by an

increase in customer

deposits. Required stable

funding decreased
by CHF 0.4bn to CHF 275.9bn, predominantly driven by

decreases in investments in associates

and other financial assets,
partly offset by higher lending assets.

30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

61
KM1: Key metrics
CHF m, except where indicated
30.6.25 31.3.25 31.12.24 30.9.24 30.6.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

21,470

21,596

21,659

22,016

12,601
2 Tier 1

29,463

29,590

29,652

30,009

17,601
3 Total capital

29,463

29,590

29,652

30,009

17,601
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

168,701

174,610

186,265

185,237

110,294
4a Total risk-weighted assets (pre-floor)

151,470

153,743

168,033

167,384

100,623
4b Minimum capital requirement
1

13,496

13,969

14,901

14,819

8,824
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%)

12.73

12.37

11.63

11.89

11.43
5b Common equity tier 1 ratio (%) (pre-floor)

14.17

14.05

12.89

13.15

12.52
6 Tier 1 ratio (%)

17.46

16.95

15.92

16.20

15.96
6b Tier 1 ratio (%) (pre-floor)

19.45

19.25

17.65

17.93

17.49
7 Total capital ratio (%)

17.46

16.95

15.92

16.20

15.96
7b Total capital ratio (%) (pre-floor)

19.45

19.25

17.65

17.93

17.49
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.07

0.06

0.08

0.08

0.07
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.83

0.80

0.88

0.90

0.81
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3

2.57

2.56

2.58

2.58

2.57
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4

8.23

7.87

7.13

7.39

6.93
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

549,690

551,716

556,053

567,484

337,149
14
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves)
5

5.36

5.36

5.33

5.29

5.22
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)

5.36

5.36
14c
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves) incorporating mean values for SFT assets 5

5.34

5.34
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets

5.34

5.34
14e Minimum capital requirements
6

16,491

16,551
Liquidity coverage ratio (LCR)
7
15
Total high-quality liquid assets (HQLA)

111,945

111,231

125,007

126,037

78,141
16 Total net cash outflow

81,142

81,164

87,160

85,964

53,601
16a of which: cash outflows

110,217

110,357

116,768

114,992

74,884
16b of which: cash inflows

29,074

29,193

29,608

29,027

21,283
17 LCR (%)

138.05

137.08

143.47

146.68

145.89
Net stable funding ratio (NSFR)
8
18 Total available stable funding 354,633 355,035 359,170 369,168 224,953
19 Total required stable funding 275,862 276,279 271,688 274,029 165,291
20 NSFR (%) 128.55 128.51 132.20 134.72 136.10
1 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

2 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided below.

3 Excludes non-BCBS capital

buffer requirements for

risk-weighted positions that

are directly or

indirectly backed

by residential properties

in Switzerland.

4 Represents the

CET1 ratio that

is
available to meet buffer

requirements. Calculated as

the CET1 ratio minus

the BCBS CET1 capital requirement

and, where applicable,

minus the BCBS tier

2 capital requirement met with

CET1 capital.

5 There is
currently no temporary exemption

of central bank reserves for UBS.

6 The higher of capital requirements based on 8% RWA or 3% LRD.

7 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable,

caps on Level 2 assets and cash

inflows. Calculated based on an

average of 61 data points in

the second quarter of 2025 and

62 data points in the first quarter

of 2025. For the prior-
quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

8 UBS Switzerland AG is required to maintain a minimum NSFR of at least
100% on an ongoing basis, as set out in Art. 17h para. 1 of the Liquidity Ordinance.

A portion of the excess funding is used to fulfill the NSFR requirement of UBS AG standalone.


30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

62
Swiss systemically relevant bank going and gone concern

requirements and information
Quarterly |

The tables

below provide

details of

the Swiss

systemically relevant

bank (SRB)

RWA-

and LRD-based

going and
gone concern requirements

and information as required

by FINMA; details

regarding eligible

gone concern instruments
are also provided below.
UBS Switzerland AG is considered an

SRB under Swiss banking law

and is subject to capital regulations

on a standalone
basis. As of 30 June 2025,

the going concern capital and

leverage ratio requirements for UBS Switzerland AG standalone were 15.20% (including a countercyclical buffer of 0.90%) and

5.00%, respectively.
The Swiss SRB

framework and

going concern requirements

applicable to

UBS Switzerland AG

standalone are

the same
as those applicable to

UBS Group AG consolidated.

The gone concern requirement

corresponds to 62% of

the Group’s
going concern

requirements, excluding

the countercyclical

buffer requirements

and Pillar 2

add-ons. Outstanding

total
loss-absorbing

capacity-eligible

unsecured

debt

instruments

are

eligible to

meet

gone concern

requirements

until one
year before maturity.
The gone concern

requirements were 8.87%

for the RWA-based

requirement and 3.10%

for the LRD-based

requirement.
›
Refer to “Capital and capital ratios of our

significant regulated subsidiaries” in the “Capital,

liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information about the joint liability of UBS AG and

UBS Switzerland AG
Swiss SRB going and gone concern requirements and information
As of 30.6.25 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.20
1

25,639

5.00
1

27,485
Common equity tier 1 capital

10.90

18,385

3.50

19,239
of which: minimum capital

4.50

7,592

1.50

8,245
of which: buffer capital

5.50

9,279

2.00

10,994
of which: countercyclical buffer

0.90

1,515
Maximum additional tier 1 capital

4.30

7,254

1.50

8,245
of which: additional tier 1 capital

3.50

5,905

1.50

8,245
of which: additional tier 1 buffer capital

0.80

1,350
Eligible going concern capital
Total going concern capital

17.46

29,463

5.36

29,463
Common equity tier 1 capital

12.73

21,470

3.91

21,470
Total loss-absorbing additional tier 1 capital

4.74

7,994

1.45

7,994
of which: high-trigger loss-absorbing additional tier 1 capital

4.74

7,994

1.45

7,994
Required gone concern capital 2
Total gone concern loss-absorbing capacity

8.87

14,957

3.10

17,040
of which: base requirement including add-ons for market share and

LRD

8.87
3

14,957

3.10
3

17,040
Eligible gone concern capital
Total gone concern loss-absorbing capacity

11.35

19,148

3.48

19,148
TLAC-eligible unsecured debt

11.35

19,148

3.48

19,148
Total loss-absorbing capacity
Required total loss-absorbing capacity

24.06

40,596

8.10

44,525
Eligible total loss-absorbing capacity

28.82

48,611

8.84

48,611
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

168,701
Leverage ratio denominator

549,690
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

3 Includes applicable add-ons of 0.89% for RWA and 0.31% for LRD.

30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

63
Swiss SRB going and gone concern information
CHF m, except where indicated 30.6.25 31.3.25 31.12.24
Eligible going concern capital
Total going concern capital

29,463

29,590

29,652
Total tier 1 capital

29,463

29,590

29,652
Common equity tier 1 capital

21,470

21,596

21,659
Total loss-absorbing additional tier 1 capital

7,994

7,995

7,994
of which: high-trigger loss-absorbing additional tier 1 capital

7,994

7,995

7,994
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19,148

19,248

19,274
TLAC-eligible unsecured debt

19,148

19,248

19,274
Total loss-absorbing capacity
Total loss-absorbing capacity

48,611

48,838

48,926
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

168,701

174,610

186,265
Leverage ratio denominator

549,690

551,716

556,053
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.5

16.9

15.9
of which: common equity tier 1 capital ratio

12.7

12.4

11.6
Gone concern loss-absorbing capacity ratio

11.4

11.0

10.3
Total loss-absorbing capacity ratio

28.8

28.0

26.3
Leverage ratios (%)
Going concern leverage ratio

5.4

5.4

5.3
of which: common equity tier 1 leverage ratio

3.9

3.9

3.9
Gone concern leverage ratio

3.5

3.5

3.5
Total loss-absorbing capacity leverage ratio

8.8

8.9

8.8


30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Europe SE consolidated

64
UBS Europe SE consolidated
Key metrics for the second quarter of 2025
Quarterly |

The table below provides information about the regulatory

capital components, capital ratios, leverage ratio and
liquidity of UBS Europe SE

consolidated based on

Basel Committee on

Banking Supervision (BCBS)

Pillar 1 requirements
and in accordance with EU regulatory rules and IFRS Accounting

Standards.

During the

second quarter

of 2025,

available capital

decreased by

EUR 0.4bn to

EUR 3.6bn, primarily

due to

common
equity tier 1 (CET1) capital repatriation to UBS AG, partly offset by the profit that is eligible as CET1 capital as a result of
the audit

of the

financial results.

Risk-weighted assets

increased by

EUR 0.2bn to

EUR 14.6bn, mainly

driven by

an increase
in

securities

financing

transactions

(SFTs)

and

a

decrease

in

cash

and

credit

valuation

adjustment.

The

leverage

ratio
exposure increased by

EUR 6.1bn to EUR 61.7bn,

primarily driven by

higher volumes in

SFTs, increased cash

balances at
central banks and growth in trading inventory.
The average

liquidity coverage

ratio (the

LCR) remained

well above

the

regulatory requirement

of 100%,

at 138.9%.
Although the

LCR high-quality

liquid asset

(HQLA)

surplus increased

by around

EUR 0.3bn, a

decrease in

the LCR

was
driven by a simultaneous increase of EUR 1.4bn in HQLA and EUR 1.1bn in total net cash outflows, mostly due to higher
UBS

Group

euro-clearing

activities.

The

net

stable

funding

ratio

remained

well

above

the

regulatory

requirements

of
100%, at 130.0%. Available stable funding decreased by EUR 0.8bn, mainly due to reduced above-1-year intercompany funding

and

CET1

capital

repatriation

to

UBS AG.

Required

stable

funding

increased

by

EUR 0.5bn,

mainly

driven

by
higher client-driven activity levels in the Investment Bank in Asian markets.
KM1: Key metrics
1,2
EUR m, except where indicated
30.6.25 31.3.25
3
31.12.24 30.9.24 30.6.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

2,995

3,424

3,239

2,701

2,740
2 Tier 1

3,595

4,024

3,839

3,301

3,340
3 Total capital

3,595

4,024

3,839

3,301

3,340
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

14,590

14,387

14,079

12,657

12,423
4a Total risk-weighted assets (RWA) (pre-floor)

14,590

14,387
4b Minimum capital requirement
4

1,167

1,151

1,126

1,013

994
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

20.5

23.8

23.0

21.3

22.1
5b CET1 ratio (%) (pre-floor)

20.5

23.8
6 Tier 1 ratio (%)

24.6

28.0

27.3

26.1

26.9
6b Tier 1 ratio (%) (pre-floor)

24.6

28.0
7 Total capital ratio (%)

24.6

28.0

27.3

26.1

26.9
7b Total capital ratio (%) (pre-floor)

24.6

28.0
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
9 Countercyclical buffer requirement (%)

0.7

0.7

0.7

0.7

0.7
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)

3.2

3.2

3.2

3.2

3.2
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5

16.0

19.3

18.5

16.8

17.6
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

61,706

55,615

55,567

50,053

50,630
14
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves)
6,7

5.8

7.2

6.9

6.6

6.6
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)

5.8

7.2
14e Minimum capital requirements
8

1,851

1,668
Liquidity coverage ratio (LCR)
9
15
Total high-quality liquid assets (HQLA)

20,038

18,664

17,285

16,741

17,269
16 Total net cash outflow

14,469

13,355

12,542

11,523

11,658
17 LCR (%)

138.9

140.4

138.9

145.2

148.3
Net stable funding ratio (NSFR)
18 Total available stable funding

17,830

18,580

17,134

14,409

14,846
19 Total required stable funding

13,716

13,222

13,656

11,266

11,410
20 NSFR (%)

130.0

140.5

125.5

127.9

130.1
1 Based on applicable EU regulatory rules.

2 Row 9a of the FINMA template is applicable to FINMA-regulated scope only and rows 14c and 14d have been removed because the EU does not require the disclosure of mean values for SFTs.

3 Comparative figures have been restated to align with the

regulatory reports as submitted to the European

Central Bank.

4 Calculated as 8% of total

RWA, based on total capital minimum
requirements, excluding CET1 buffer requirements.

5 Represents the CET1 ratio that is available

for meeting buffer requirements. Calculated as the CET1

ratio minus 4.5% and after considering, where applicable,
CET1 capital that has been used to meet tier 1 and / or total capital ratio requirements under Pillar 1.

6 On the basis of tier 1 capital.

7 There is currently no temporary exemption of central

bank reserves for UBS
Europe SE.

8 The higher of capital requirements based on 8% RWA or 3% LRD.

9 Figures are calculated based on a 12
‑ month average.


30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

65
UBS Americas Holding LLC consolidated
Key metrics for the second quarter of 2025
Quarterly

|

The

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Pillar 1

requirements

and

in
accordance with US Basel III rules and generally accepted accounting principles in the US (US GAAP).
Effective 1 October 2024 and through 30 September 2025,

UBS Americas Holding LLC is

subject to a stress capital

buffer
(an SCB)

of 9.3%,

in addition

to the

minimum capital

requirements. The

SCB was

determined by

the Federal

Reserve
Board following

the completion

of the

2024 Comprehensive

Capital Analysis

and Review

(the CCAR)

based on

Dodd–
Frank Act Stress

Test (DFAST) results

and planned future dividends.

The SCB, which

replaces the static capital

conservation
buffer of 2.5%, is subject to change on an annual basis or

as otherwise determined by the Federal Reserve Board.
During the

second quarter

of 2025,

the common

equity tier

1 (CET1)

capital

ratio increased

0.4 percentage

points to
20.9%

and

the

tier 1

capital

ratio

increased

0.6 percentage

points

to

24.6%.

Both

CET1

capital

and

tier 1

capital
decreased by USD

0.1bn due

to an increase

in deferred

tax assets deductions

and preferred

dividends paid to

UBS AG,
which

offset

the

positive

impact

from

the

net

profit

during

the

quarter.

Risk-weighted

assets

(RWA)

decreased

by
USD 2.1bn to

USD 77.2bn,

due to

a USD 1.1bn

decrease

in market

risk RWA

and a

USD 1.0bn decrease

in credit

risk
RWA. The decrease

in market risk

RWA was due to

lower exposures in

specific risk and

value-at-risk / stressed

value-at-
risk, which

decreased by

USD 0.6bn and

USD 0.5bn, respectively.

The decrease

in credit

risk RWA

was mainly

due to

a
decrease in derivatives RWA.

Leverage ratio exposure,

calculated on an

average basis,

decreased by

USD 5.8bn to USD

199.2bn and, as

a result, the
tier 1 leverage ratio increased 0.2 percentage points to

9.5%. Similarly, the tier 1 supplementary leverage

ratio (the SLR)
increased 0.1 percentage points to 8.2%, primarily driven

by a USD 2.7bn decrease in SLR exposure.
The

average

liquidity

coverage

ratio

decreased

5 percentage

points

to

127.9%,

as

net

cash

outflows

increased

by
USD 1.4bn

and

high-quality

liquid

assets

increased

by

USD 0.8bn.

The

average

net

stable

funding

ratio

decreased
1.2 percentage points

to 132.8%.

This was

due to

a USD 3.1bn

decrease in

available stable

funding and

a USD 1.6bn
decrease in required stable funding.

30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

66
KM1: Key metrics
1
USD m, except where indicated
30.6.25 31.3.25 31.12.24 30.9.24 30.6.24
2
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

16,152

16,236

16,123

23,303

23,036
2 Tier 1

18,974

19,053

18,941

26,121

25,846
3 Total capital

19,164

19,258

19,181

26,378

26,103
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

77,244

79,345

78,585

84,944

84,289
4b Minimum capital requirement
3

6,180

6,348

6,287

6,795

6,743
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

20.9

20.5

20.5

27.4

27.3
6 Tier 1 ratio (%)

24.6

24.0

24.1

30.8

30.7
7 Total capital ratio (%)

24.8

24.3

24.4

31.1

31.0
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
8a US stress capital buffer requirement (%)

9.3

9.3

9.3

9.1

9.1
9 Countercyclical buffer requirement (%)
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

2.5

2.5

2.5

2.5

2.5
11a US total bank specific capital buffer requirements (%)

9.3

9.3

9.3

9.1

9.1
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4

16.4

16.0

16.0

22.9

22.8
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
5

199,196

204,960

197,487

197,597

205,699
6
14 Basel III leverage ratio (%)
7

9.5

9.3

9.6

13.2

12.6
14a Total Basel III supplementary leverage ratio exposure measure
5

231,603

234,346

227,973

227,490

232,968
6
14b Basel III supplementary leverage ratio (%)
7

8.2

8.1

8.3

11.5

11.1
Liquidity coverage ratio (LCR)
15 Total high-quality liquid assets (HQLA)
5

28,951

28,182

26,801

32,069

29,749
8
16 Total net cash outflow
5,9

22,639

21,213

20,064

24,649

20,135
8
17 LCR (%)

127.9

132.9

133.6

130.1

147.7
8
Net stable funding ratio (NSFR)
18 Total available stable funding 5

104,867

107,920

109,283

112,554

107,825
8
19 Total required stable funding
5,9

78,978

80,532

80,456

81,952

79,651
8
20 NSFR (%)

132.8

134.0

135.8

137.3

135.4
8
1 As the final Basel

III standards have not been

implemented in the US,

rows that are not applicable

have been removed from the

FINMA template.

2 Regulatory information is inclusive of

Credit Suisse Holdings
(USA), Inc.,

following the

reparenting of

this entity

under UBS

Americas Holding

LLC on

7 June

2024.

3 Calculated as

8% of

total RWA,

based on

total minimum

capital requirements,

excluding CET1

buffer
requirements.

4 Represents the CET1 ratio

that is available to meet

buffer requirements. Calculated

as the CET1 ratio

minus the BCBS CET1 capital

requirement and, where applicable,

minus the BCBS additional
tier 1 and tier

2 capital requirements met

with CET1 capital.

5 Figures are calculated

on a quarterly

average.

6 Leverage exposure for

30 June 2024

has been calculated as

if the reparenting of

Credit Suisse
Holdings (USA), Inc., occurred on the first day of

the calendar quarter.

7 On the basis of tier 1 capital.

8 The liquidity coverage ratio and

net stable funding ratio for 30 June 2024 are

calculated on a simple daily
average of the quarter,

which included the business activity of Credit

Suisse Holdings (USA), Inc. beginning on

7 June 2024.

9 Reflected at 85% of the full amount

in accordance with the Federal

Reserve tailoring
rule.


Material sub-group entity – creditor ranking at legal entity level
Semi-annual |
The TLAC2 table below provides an overview of the creditor ranking structure of UBS Americas Holding LLC on a standalone basis.
As of 30 June

2025, UBS Americas

Holding LLC had

a total loss-absorbing

capacity (TLAC) of

USD 26.8bn after regulatory
capital deductions and adjustments. This amount

included tier 1 capital of USD 19.0bn

and USD 7.8bn of internal long-
term debt that is eligible as internal TLAC issued to UBS AG, a wholly owned subsidiary of the UBS Group AG resolution
entity.
TLAC2: Material sub-group entity – creditor ranking at legal entity level

As of 30.6.25 Creditor ranking Total
USD m 1 2 3 4
1 Is the resolution entity the creditor / investor? No No No No
2 Description of creditor ranking
Common Equity
(most junior)
1
Preferred Shares
(Additional tier 1)
Subordinated
debt

Unsecured loans and
other pari passu
liabilities (most senior)
3 Total capital and liabilities net of credit risk mitigation

24,579

2,900

31,985

59,465
4 Subset of row 3 that are excluded liabilities
5 Total capital and liabilities less excluded liabilities (row 3 minus row 4)

24,579

2,900

31,985

59,465
6 Subset of row 5 that are eligible as TLAC

24,579

2,900

7,800

35,279
7 Subset of row 6 with 1 year ≤ residual maturity < 2 years
8 Subset of row 6 with 2 years ≤ residual maturity < 5 years

4,700

4,700
9 Subset of row 6 with 5 years ≤ residual maturity < 10 years

3,100

3,100
10 Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities
11 Subset of row 6 that is perpetual securities

24,579

2,900

27,479
1 Equity attributable to shareholders, which includes share premium and reserves.



30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse International standalone

67
Credit Suisse International standalone
Key metrics for the second quarter of 2025
Quarterly

|

The

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Pillar 1

requirements

and

in
accordance with UK Prudential Regulatory Authority regulations and IFRS Accounting Standards.

During the second quarter of 2025, the

common equity tier 1 capital of Credit Suisse International standalone decreased by USD 0.1bn to

USD 6.7bn from USD 6.8bn,

primarily due to

losses for

the quarter. Total

capital decreased by

USD 0.1bn
to USD 6.7bn. Risk-weighted assets (RWA) decreased

by USD 2.3bn to USD 7.0bn, driven

by decreases

across market risk
RWA and credit risk RWA.

Leverage ratio exposure decreased by USD 3.6bn to

USD 19.8bn, mainly driven by a decrease
in reverse repos.
The

average

liquidity coverage

ratio

was

361.4%, compared

with 361.8%

in the

first

quarter

of 2025.

The

quarterly
variance was driven by a

decrease of USD 1.6bn in

high-quality liquid assets,

reflecting a decrease in

treasury-controlled
assets, and a USD 0.5bn reduction in net cash outflows.
The

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

International

standalone

remained

above

the

regulatory
requirement of 100%, at 266.1%, compared with

241.8% in the first quarter of 2025. The

movement in the NSFR was
driven

by

a

decrease

of

USD 3.0bn

in

available

stable

funding,

mainly

reflecting

decreases

in

capital

and

long-term
funding, which was offset by a decrease of USD 1.9bn in required stable funding,

mainly driven by a decrease in trading
inventory, derivative exposures and unsecured lending.

KM1: Key metrics
1
USD m, except where indicated
30.6.25 31.3.25 31.12.24 30.9.24 30.6.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

6,734

6,816

6,883

12,945

12,814
2 Tier 1

6,734

6,816

6,883

14,145

14,014
3 Total capital

6,734

6,816

6,883

14,145

14,014
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

7,046

9,332

10,951

16,983

19,699
4b Minimum capital requirement
2

564

747

876

1,359

1,576
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

95.57

73.04

62.86

76.22

65.05
6 Tier 1 ratio (%)

95.57

73.04

62.86

83.29

71.14
7 Total capital ratio (%)

95.57

73.04

62.86

83.29

71.14
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.57

0.93

0.76

0.73

0.58
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

3.07

3.43

3.26

3.23

3.08
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

87.57

65.04

54.86

71.72

60.55
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

19,754

23,341

32,521

55,245

58,250
14 Basel III leverage ratio (%)
4

34.09

29.20

21.16

25.60

24.06
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

12,427

14,008

15,031

14,984

14,578
16 Total net cash outflow

3,544

4,070

4,253

4,206

4,423
17 LCR (%)

361.40

361.77

363.29

367.15

345.26
Net stable funding ratio (NSFR)
18 Total available stable funding

10,951

13,990

17,503

21,600

23,409
19 Total required stable funding

4,214

6,145

8,693

12,935

16,461
20 NSFR (%)

266.14

241.78

214.78

182.88

150.84
1 As the final

Basel III standards

have not been implemented

in the UK, rows

that are not applicable

have been removed from

the FINMA template.

2 Calculated as 8%

of total RWA,

based on total minimum
capital requirements, excluding CET1

buffer requirements.

3 Represents the CET1 ratio

that is available to

meet buffer requirements. Calculated

as the CET1 ratio

minus the BCBS CET1 capital

requirement and,
where applicable, minus the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.

4 On the basis of tier 1 capital.

5 Based on Pillar 1 requirements; calculated using a 12-month average.


30 June 2025 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse International standalone

68
Material sub-group entity – creditor ranking at legal entity level
Semi-annual |

The TLAC2 table below provides an overview of the creditor ranking structure of Credit Suisse International on
a standalone basis.
As of 30 June 2025, Credit Suisse International had a

total loss-absorbing capacity of USD 6.7bn after

regulatory capital
deductions and adjustments. This amount represents tier 1 capital of USD 6.7bn.
TLAC2: Material sub-group entity – creditor ranking at legal entity level

As of 30.6.25 Creditor ranking Total
USD m 1 2 3 4
1 Is the resolution entity the creditor / investor? No No No No
2 Description of creditor ranking
Common Equity
(most junior)
1
Preferred Shares
(Additional tier 1)
Subordinated
debt

Unsecured loans and
other pari passu
liabilities (most senior)
3 Total capital and liabilities net of credit risk mitigation

7,176

20,328

27,504
4 Subset of row 3 that are excluded liabilities

0
5 Total capital and liabilities less excluded liabilities (row 3 minus row 4)

7,176

20,328

27,504
6 Subset of row 5 that are eligible as TLAC

7,176

7,176
7 Subset of row 6 with 1 year ≤ residual maturity < 2 years

0
8 Subset of row 6 with 2 years ≤ residual maturity < 5 years

0
9 Subset of row 6 with 5 years ≤ residual maturity < 10 years
10 Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities
11 Subset of row 6 that is perpetual securities

7,176

7,176
1 Equity attributable to shareholders, which includes share premium and reserves.


30 June 2025 Pillar 3 Report |
Appendix

Appendix
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation
CRO

Chief Risk Officer
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DFAST

Dodd–Frank Act Stress Test
DisO-FINMA

FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FRTB

Fundamental Review of the
Trading Book
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory and Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IA

Internal Audit
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

30 June 2025 Pillar 3 Report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may
appear in this particular report.

30 June 2025 Pillar 3 Report |
Appendix

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors , for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Copetti-Campi _______
Name:

Ella Copetti-Campi
Title:

Executive Director
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Copetti-Campi________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

August 28, 2025